   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1997.
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                             INSYNC SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        CALIFORNIA                  1647773                  77-0227489
      (STATE OR OTHER    (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
      JURISDICTION OF     CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
     INCORPORATION OR
       ORGANIZATION)

                           1463 CENTRE POINTE DRIVE
                              MILPITAS, CA 95035
                                (408) 946-3100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                  STANLEY L. LEOPARD, CHIEF EXECUTIVE OFFICER
                  TERENCE J. GRIFFIN, CHIEF FINANCIAL OFFICER
                             INSYNC SYSTEMS, INC.
                           1463 CENTRE POINTE DRIVE
                              MILPITAS, CA 95035
                                (408) 946-3100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

          FRANK S. CURRIE, ESQ.                  CARLA S. NEWELL, ESQ.
         JOHN T. SHERIDAN, ESQ.                   BENNETT L. YEE, ESQ.
         ANTON COMMISSARIS, ESQ.                  NANCY M. CHEN, ESQ.
     CHRISTOPHER G. NICHOLSON, ESQ.                FRANK GRANT, ESQ.
    WILSON SONSINI GOODRICH & ROSATI      GUNDERSON DETTMER STOUGH VILLENEUVE
        PROFESSIONAL CORPORATION               FRANKLIN & HACHIGIAN, LLP
           650 PAGE MILL ROAD                    155 CONSTITUTION DRIVE
           PALO ALTO, CA 94304                    MENLO PARK, CA 94025

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable following effectiveness of this Registration Statement.

                               ----------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

=============================================================================================
                                                                    PROPOSED
                                                     PROPOSED       MAXIMUM
                                      AMOUNT         MAXIMUM       AGGREGATE      AMOUNT OF
     TITLE OF EACH CLASS OF           TO BE       OFFERING PRICE    OFFERING     REGISTRATION
  SECURITIES TO BE REGISTERED       REGISTERED      PER SHARE       PRICE(1)         FEE
---------------------------------------------------------------------------------------------
Common Stock...................       shares         $            $39,000,000      $11,819
=============================================================================================

(1) Estimated pursuant to Rule 457(a) solely for the purpose of calculating the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                 OCTOBER 1, 1997
PROSPECTUS
                                          Shares

                    [LOGO OF INSYNC SYSTEMS APPEARS HERE]

                                  Common Stock

                                   --------

  Of the          shares of Common Stock offered hereby,       shares are being
sold by Insync Systems, Inc., a California corporation ("Insync" or the
"Company"), and       shares are being sold by certain shareholders (the
"Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated
that the initial public offering price will be between $   and $   per share.
See "Underwriting" for the factors considered in determining the initial public offering price. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "INSY."

                                   --------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================
                               PRICE         UNDERWRITING        PROCEEDS         PROCEEDS TO
                                TO           DISCOUNTS AND          TO              SELLING
                              PUBLIC        COMMISSIONS(1)      COMPANY(2)       SHAREHOLDERS
---------------------------------------------------------------------------------------------
Per Share..............       $                 $                 $                 $
---------------------------------------------------------------------------------------------
Total(3)...............    $                  $                 $                 $
=============================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting offering expenses estimated at $           payable by the
    Company.
(3) The Company and certain of the Selling Shareholders have granted the Underwriters a 30-day option to purchase in the aggregate up to additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will
    be $     , $      , $      and $     , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about
         , 1997.

BT ALEX.  BROWN
                  PAINEWEBBER INCORPORATED

                                              PRUDENTIAL SECURITIES INCORPORATED

                   THE DATE OF THIS PROSPECTUS IS     , 1997

                                                   GAS DELIVERY SYSTEM

                                          [Photograph of a Gas Delivery System
                                          with a person standing adjacent]

       [INSYNC LOGO APPEARS HERE]

                  IGS

[Photograph of the Company's
Integrated Gas System with person
adjacent]

                                                  GAS DELIVERY SYSTEMS

                                          Gas delivery systems and
                                          subassemblies are critical to the
                                          operation of deposition, etch and
                                          other semiconductor manufacturing
                                          equipment. The Company manufactures
                                          gas delivery systems and
                                          subassemblies in clean room
                                          production facilities using
                                          specialized manufacturing
                                          techniques.

        INTEGRATED GAS SYSTEM

The Company's Integrated Gas System
(IGS) is a modular platform for gas
delivery that is designed to
simplify the specification and
manufacturing process for gas
delivery systems in order to reduce
component inventory requirements,
configuration complexity, cycle time
and overall semiconductor process
equipment costs.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  "Insync" and the Insync logo appearing on the cover page of this Prospectus are trademarks of the Company. This Prospectus also includes trademarks of other companies.

[INSYNC LOGO            GAS DELIVERY SYSTEMS IN THE FAB
APPEARS HERE]

Gas delivery systems and subassemblies are pervasive throughout the semiconductor device manufacturing process. The Company's gas delivery systems and subassemblies are primarily incorporated into deposition, etch and, to a lesser extent, other semiconductor process equipment. The Company's customers include four major North American semiconductor equipment manufacturers:
Applied Materials, Lam Research, Novellus Systems and Watkins-Johnson.

[Diagram of a typical Fab floor depicting various manufacturing areas, highlighting semiconductor process equipment that use gas delivery systems and subassemblies.]

The Company's gas delivery systems and subassemblies are designed to reduce contamination in the process chamber and shorten cycle times for equipment manufacturers, thereby contributing to lower wafer manufacturing costs for device manufacturers.

                Process Equipment Requiring GAS DELIVERY SYSTEMS

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties, including statements regarding strategies, intentions or expectations. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

  Insync is a leading provider of outsourcing services to semiconductor equipment manufacturers for the design and manufacture of gas delivery systems and subassemblies. Gas delivery is a critical component of deposition, etch and other semiconductor process equipment. The Company believes its outsourcing services reduce its customers' total costs by shortening product delivery cycle times, reducing inventory and materials procurement costs, eliminating redundant work, enhancing information exchange and coordinating increasingly complex manufacturing and design processes. The Company's principal customers are Applied Materials, Inc., Lam Research Corporation, Watkins-Johnson Company and most recently, Novellus Systems, Inc., four major North American semiconductor equipment manufacturers. The Company offers a full range of gas delivery solutions, including subassemblies for integration into its customers' internally manufactured gas delivery systems and complete systems for incorporation into its customers' products at final assembly. Insync has recently introduced the Integrated Gas System (the "IGS"), a modular platform for gas delivery that is designed to simplify the specification, configuration, manufacturing and serviceability for gas delivery systems.

  The manufacture of semiconductors has required increasingly complex and sophisticated process technologies. More than 40% of all semiconductor manufacturing equipment, which in turn performs more than 70% of the manufacturing process steps, requires the introduction, management and evacuation of process gases. These steps include the deposition of insulating or conducting materials onto a wafer ("deposition") and the etching of the wafer to selectively remove deposited material ("etch"). Deposition and etch processes require highly controlled process environments and chemistry and, as a result, the equipment used for deposition and etch is complex and incorporates sophisticated systems to control various process gases and the conditions in which they are used. Device manufacturers continuously demand innovations in the core process technologies underlying deposition and etch. In order to meet such demands, equipment manufacturers have been required to repeatedly improve their process equipment in many respects, including the inclusion of increasingly complex and sophisticated gas delivery systems.

  Insync has expertise in gas delivery requirements and specialized production capabilities focused on the design and manufacture of complex, customized gas delivery systems and subassemblies within the time constraints demanded by equipment manufacturers. The Company has invested significant resources in developing additional manufacturing capabilities and capacity in order to offer its customers advanced production capabilities that, in many cases, exceed the customer's own internal capabilities. The Company believes its customers benefit by outsourcing resource-intensive design and manufacturing activities for gas delivery systems and subassemblies, and from the expertise and efficiencies that the Company derives from providing outsourced gas delivery solutions to multiple leading equipment manufacturers.

  The Company's objective is to be the primary provider of outsourcing design and manufacturing services for gas delivery to leading semiconductor equipment manufacturers. The Company's strategy is to extend its leadership in gas delivery, expand its gas delivery systems business, strengthen its relationships with customers and suppliers, leverage its manufacturing capabilities and promote modular approaches to gas delivery systems. In January 1996, Insync acquired substantially all of the non-cash assets and liabilities of Pullbrite, Inc. ("Pullbrite"), another independent provider of gas delivery systems to semiconductor equipment manufacturers. Insync was founded in 1989. Insync's address is 1463 Centre Pointe Drive, Milpitas, California 95035 and its telephone number is (408) 946-3100.

                                  THE OFFERING

Common Stock offered by the Company..           shares

Common Stock offered by the Selling
 Shareholders........................           shares

Common Stock outstanding after the
 Offering ...........................           shares (1)

Use of proceeds...................... Repayment of debt and for working capital and other general corporate purposes. See
                                      "Use of Proceeds."

Proposed Nasdaq National Market
 symbol.............................. INSY

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                  SIX MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                          JUNE 30,
                          ---------------------------------------------------     ----------------
                            1992     1993      1994          1995      1996         1996    1997
                          -------- --------  ---------     --------  --------     -------- -------
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $ 2,771  $ 7,199   $ 20,617      $49,969   $86,099      $59,448  $34,679
Income (loss) from
 operations.............      178      (72)     1,477        5,518    (8,260)(2)    9,411    2,174
Interest expense and
 other, net.............       75      114        230          434     2,562        1,358    1,675
Net income (loss).......      101     (188)       734        2,996    (6,508)       4,818      310
Pro forma net income
 (loss) per share(3)....                                             $ (0.87)              $  0.03
Pro forma shares used in
 per share
 computations(3)........                                               7,617                 8,214
                                              QUARTER ENDED
                          ----------------------------------------------------------------
                          MAR. 31, JUNE 30,  SEPT. 30,     DEC. 31,  MAR. 31,     JUN. 30,
                            1996     1996      1996          1996      1997         1997
                          -------- --------  ---------     --------  --------     --------
Net sales...............  $33,125  $26,323   $ 16,015      $10,636   $15,102      $19,577
Income (loss) from
 operations.............    5,768    3,643    (18,117)(2)      446       344        1,830
Interest expense and
 other, net.............      713      645        608          596       913          762
Net income (loss).......  $ 3,019  $ 1,799   $(11,239)     $   (87)  $  (336)     $   646

                                                              JUNE 30, 1997
                                                           ---------------------
                                                                         AS
                                                           ACTUAL   ADJUSTED (4)
                                                           -------  ------------
BALANCE SHEET DATA:
Working capital........................................... $ 7,951      $
Total assets..............................................  39,241
Long-term obligations.....................................  17,108
Redeemable Preferred Stock and put warrants...............  23,845
Shareholders' equity (deficiency)......................... (17,030)

--------
(1) Excludes as of June 30, 1997 (i) 1,257,901 shares of Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $3.90 per share and (ii) 317,996 shares of Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $3.81 per share. See "Management--Stock Plans" and Notes 8 and 12 of Notes to Financial Statements of Insync.
(2) Includes charges of $16.6 million and $858,000 for the write down of intangible assets and restructuring charges, respectively. See Notes 2 and 3 of Notes to Financial Statements of Insync.
(3) See Note 1 of Notes to Financial Statements of Insync for an explanation of the number of shares used in computing pro forma net income (loss) per share.
(4) Adjusted to reflect (i) conversion of each of the outstanding shares of redeemable Series A Preferred Stock upon the closing of the Offering and
    (ii) the sale of the              shares of Common Stock offered by the
    Company at an assumed initial public offering price of $      per share
    (after deduction of the underwriting discounts and commissions and estimated offering expenses) and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

Unless the context otherwise specifies, the information in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option, (ii) the conversion of all outstanding shares of redeemable Series A Preferred Stock of the Company (the "Redeemable Preferred Stock") into an aggregate of 2,352,940 shares of Common Stock upon the closing of the Offering, and (iii) the completion of a 2-for-3 reverse stock split of the Company's outstanding Common Stock to be effected prior to the effectiveness of the Offering. See "Certain Transactions" and "Underwriting."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties, including statements regarding strategies, intentions or expectations. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results may differ materially from the results discussed in such forward-looking statements as a result of certain factors including those set forth in the following risk factors and elsewhere in this Prospectus.

  Fluctuations in Operating Results. The Company's operating results have fluctuated in the past and continue to be subject to annual and quarterly fluctuations due to a variety of factors over which the Company may have limited or no control and which may be difficult or impossible for the Company to predict. For example, the Company's net sales for the quarters ended March 31, 1996, December 31, 1996, and June 30, 1997, were $33.1 million, $10.6 million and $19.6 million, respectively. Factors that may cause the Company's operating results to fluctuate include: the timing and product mix of significant orders and shipping schedules of its customers; industry-wide changes in the demand for semiconductors or for semiconductor manufacturing equipment; the ability of the Company to design, manufacture, test and deliver defect-free gas delivery systems and subassemblies in a timely and cost effective manner; the gain or loss of any significant customer; competitive pressures; the timing of product announcements by the Company's competitors, its customers or their competitors; seasonal changes in purchases of semiconductor manufacturing equipment; the availability and cost of components from the Company's suppliers; and the availability of production capacity. In addition to fluctuations in net sales, gross margins can vary from period to period as a result of a number of factors including the management of production capacity and changes in product mix. For example, historically, gas delivery systems have had lower gross margins than subassemblies and gross margins for different types of subassemblies have varied. There can be no assurances that the Company will anticipate or respond in a timely manner to those factors listed above or that, irrespective of the Company's response, such factors will not materially and adversely affect the Company's business, operating results and financial condition in one or more quarterly or annual periods.

  A significant portion of the Company's operating and manufacturing expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. In the event of a decline in net sales, the Company would likely not be able to adjust spending quickly enough to compensate for such decline which would magnify the adverse impact of the net sales shortfall on the Company's business, operating results and financial condition. For example, the Company has expended resources in recent periods to expand its capabilities and capacity in anticipation of semiconductor manufacturing industry growth. If such industry growth does not occur when anticipated or at all, the Company's business, operating results and financial condition would be materially adversely affected. In particular, the Company's manufacturing capacity and operating expenses currently exceed levels required to support present net sales and there can be no assurance that the Company's net sales will increase in the future. For these and other reasons, results of operations in any period should not be considered indicative of the results to be expected for future periods and there can be no assurance that the Company will be profitable in any future period. Due to the foregoing factors, it is likely that in one or more future quarters, the Company's operating results will fall below the expectations of public market analysts or investors. In each such event, the price of the Company's Common Stock could decline significantly. See "--Customer Concentration," "--Industry Concentration; Cyclicality of Semiconductor Industry," "--Management of Business Fluctuations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Customer Concentration. Historically, substantially all of the Company's net sales in any particular period have been attributable to a limited number of semiconductor equipment manufacturers. Net sales to four of the Company's customers, Applied Materials, Lam Research, Watkins-Johnson and Novellus Systems, accounted for approximately 86% of the Company's net sales during 1996 and approximately 90% of its net sales for the six months ended June 30, 1997. The Company expects that sales to a small number of key customers will continue to account for substantially all of its net sales for the foreseeable future. None of the Company's customers has entered into a long-term agreement requiring them to purchase the Company's systems or subassemblies or use its services. The Company's sales contracts generally allow customers to cancel orders at any time with liability only for custom material purchased and manufacturing steps completed as of the time of cancellation. The demand for the Company's products and services from its customers is dependent in part on orders received by them from their semiconductor device manufacturer customers who are increasing capacity in existing wafer fabrication facilities or building new facilities. As purchases related to a particular new or expanded wafer fabrication facility are completed, sales related to that semiconductor device manufacturer are likely to decrease sharply. If completed contracts are not replaced on a timely basis by new orders from the Company's customers relating to the same or other device manufacturers, the Company's business, operating results and financial condition could be materially adversely affected. Further, the appearance of a close working relationship with a particular customer may materially adversely affect the Company's ability to establish or maintain a relationship with, or sell products to, competitors of that customer.

  The Company's net sales could be materially adversely affected by a number of factors, including: the loss of a significant customer or any reduction in orders from any significant customer or the cancellation or delay of a significant order from a customer; the Company's failure to be selected as a provider of gas delivery systems or subassemblies for a new product or product line of a significant customer; a customer's use of internal or multiple external sources for its gas delivery requirements; customer deviations from recent buying patterns; or financial difficulties of a customer or a significant semiconductor device manufacturer. The Company has experienced significant reductions in net sales in prior periods due to such factors. For example, net sales attributable to a key customer declined from $13.2 million for the first calendar quarter of 1996 to $2.0 million for the fourth calendar quarter of 1996, which the Company believes was due primarily to reduced production levels by such customer in response to a general slowdown of the semiconductor equipment market which began in the second calendar quarter of 1996, the decision by such customer to work off inventories built up during prior quarters and the selection by such customer of another gas delivery provider for systems related to a new product. In addition, there can be no assurance that one or more of the Company's key customers will not temporarily or permanently elect to produce a higher proportion of their gas delivery requirements internally. Any such reductions in outsourcing, which may be more likely during periods of slowdown, would magnify the adverse effects of any slowdowns in the Company's business and could limit the success of the Company's strategy to supply an increasing portion of its customers' total gas delivery requirements. The occurrence or recurrence of any of such factors, many of which are outside the Company's control, could materially adversely affect the Company's business, operating results and financial condition.

  There can be no assurance that any of the Company's customers will not reduce or cease ordering the Company's products or services due to the above factors or other reasons. Any such reduction or cessation would likely have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, attempts to mitigate the adverse effects of such reduction or cessation through the prompt addition of a new customer or customers would likely be difficult since prospective customers typically require lengthy qualification periods prior to placing volume orders with a new provider of gas delivery systems and subassemblies.

  Although the Company maintains a backlog, the Company's customers may defer or cancel orders without significant penalties. Anticipated orders from the Company's customers have in the past failed to materialize and delivery schedules have been deferred or canceled as a result of changes in customer requirements. Order deferrals and cancellations have in the past and may in the future have a material adverse effect on the Company's business, operating results and financial condition. See "--Dependence on Outsourcing; Evolving Gas Delivery Industry," "--Industry Concentration; Cyclicality of Semiconductor Industry," "Business-- Customers" and Note 10 to Notes to Financial Statements of Insync.

  Dependence on Selection as Provider for New Products. The Company's ability to generate net sales in the future is primarily dependent on its being selected by semiconductor equipment manufacturers as a provider of gas delivery systems and/or subassemblies for their new products. In any given period, the Company's gas delivery systems and subassemblies are included in only a limited number of different models of semiconductor device manufacturing equipment, each having a limited life cycle. In the past, equipment manufacturers have selected gas delivery providers for new product models during the design and testing phases of their product development cycles. The Company believes that it would be difficult for it to begin providing gas delivery systems and/or subassemblies for use in a particular model of wafer processing equipment if the Company had not been selected and qualified as a provider during the development of such product. Therefore, a failure to be selected as a provider during the early stages of a product's life cycle could preclude the Company from being an outsourced provider of gas delivery systems and/or subassemblies for such product model throughout its life cycle. For example, the Company's net sales were negatively affected during the second half of 1996 when a competitor became the primary provider of the gas delivery system for a new product generation developed by one of the Company's major customers. In addition, such failure to be selected could reduce the Company's ability to be selected as a provider for future product models if, for example, such failure adversely affects the working relationship between the Company and the manufacturer of such product model. There can be no assurance that the Company will be selected as a provider of gas delivery systems and/or subassemblies for new product models introduced by existing customers or other equipment manufacturers. Unless the Company is selected as a provider of gas delivery systems and/or subassemblies for new models as existing models are phased out, the Company's business, operating results and financial condition will be materially and adversely affected.

  Industry Concentration; Cyclicality of Semiconductor Industry. Substantially all of the Company's net sales are derived from the sale of gas delivery systems and subassemblies to semiconductor equipment manufacturers. The gas delivery requirements of semiconductor equipment manufacturers are, in turn, dependent upon capital expenditures by semiconductor device manufacturers, particularly those opening new wafer fabrication facilities or expanding or upgrading existing facilities. The construction and expansion of fabrication facilities is influenced in large part by the current and anticipated market demand for semiconductors and products utilizing such devices. There can be no assurance as to when or whether semiconductor device manufacturers will construct and expand wafer fabrication facilities. The semiconductor industry has historically been highly cyclical and has experienced periods of oversupply. Such periods have resulted in significantly reduced demand for semiconductor manufacturing equipment, including equipment requiring the gas delivery systems and subassemblies provided by the Company. Furthermore, the Company believes that its net sales may decline disproportionately as compared to the semiconductor equipment market in periods of slowdown or downturn if its customers respond to such slowdowns or downturns by reducing their inventory levels or by reducing outsourcing. For example, the Company's net sales declined from $33.1 million for the first quarter of 1996 to $10.6 million for the fourth quarter of 1996 which the Company believes was primarily due to a downturn in the semiconductor equipment market. In addition, the Company believes its ability to reduce expenses in a future downturn will be constrained by the need to sustain investments in marketing, research, development and engineering, and the need to maintain extensive customer service and support capabilities. The Company expects that the semiconductor device and equipment markets will continue to be cyclical and will decline in some future periods. The Company's business, operating results and financial condition could be materially adversely affected by such downturns or slowdowns in the semiconductor device and equipment markets.

  Failure to Meet Customer Performance Criteria; Risk of Delays or
Defects. The Company's gas delivery systems and subassemblies are intended to be integrated into semiconductor process equipment manufactured by the Company's customers for sale to semiconductor device manufacturers. The Company's customers have demanding requirements for on-time delivery of defect-free systems and subassemblies. Any delay by the Company in delivering fully functional systems and subassemblies to any customer may lead to lost or delayed sales. A failure to meet on-time delivery or performance criteria could, in addition to resulting in the loss of revenue from, and loss of future business with, such customer, cause long-term damage to the Company's reputation, delay market acceptance of the Company's systems, subassemblies and technologies (including the IGS), and increase warranty and service costs, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. In the past, the Company has experienced difficulty in meeting its customers' delivery schedules and quality standards, particularly during periods in which the Company was attempting to rapidly increase or decrease production capacity in response to significant fluctuations in demand. For example, during the first six months of 1997, the rates of late deliveries to customers and items rejected by customers for defects or deviations from specifications were substantially higher than the Company has historically experienced. The Company believes that these increases were primarily attributable to difficulties associated with training newly hired employees and increasing the Company's production capacity following employee layoffs and decreases in production experienced in the second half of 1996 and from changes to manufacturing processes implemented during the first half of 1997. Although the Company's on-time delivery and performance standards have recently returned to historic levels, there can be no assurance that the Company will continue to meet on-time delivery and product performance specifications in the future. A failure to meet on-time delivery and specifications of customers could have a material adverse effect upon the Company's business, operating results and financial condition.

  Dependence on Outsourcing; Evolving Gas Delivery Industry. The Company is dependent on the outsourcing of gas delivery systems and subassembly requirements by semiconductor equipment manufacturers. The Company believes that the market created by such outsourcing is evolving rapidly. Historically, semiconductor equipment manufacturers designed and manufactured the majority of gas delivery systems and subassemblies internally due to their highly specialized design, need for last-minute configurability, and importance to overall equipment performance. Companies providing outsourcing services have historically addressed only part of equipment manufacturers' total gas delivery needs, often building selected subassemblies to the equipment manufacturers' specifications. The Company believes that equipment manufacturers will not substantially increase the degree to which they outsource their gas delivery requirements until independent providers can demonstrate their ability to consistently provide comprehensive gas delivery systems on a cost competitive basis, in a timely and efficient manner and in quantities sufficient to support volume production. The Company's objectives of adding new customers and increasing sales to existing customers are dependent on the Company developing such capabilities and capacity and on equipment manufacturers selecting the Company as a provider of such outsourcing services. Although the Company has invested substantial financial and other resources in efforts to develop such capabilities and capacity and to build relationships with equipment manufacturers, there can be no assurance that the Company will have the capabilities and capacity to provide the full breadth of these requirements on a cost competitive basis. In addition, there can be no assurance that the Company will successfully develop the capabilities to address, on a consistent basis, the complete array of gas delivery requirements demanded by semiconductor equipment manufacturers. Regardless of whether the Company is successful in meeting the gas delivery requirements of semiconductor equipment manufacturers, there can be no assurance that the market for independent gas delivery suppliers will not decrease in the future. Such market is dependent on the degree to which semiconductor equipment manufacturers outsource their gas delivery needs. There can be no assurance that equipment manufacturers will continue to outsource their gas delivery requirements or, if such outsourcing continues, that such customers will increase their outsourcing or that the Company will be selected as a provider of outsourcing services. In particular, in the event of a slowdown or an overall decline in the semiconductor equipment industry (such as the slowdown which began in the second quarter of 1996) there can be no assurance that semiconductor equipment manufacturers will not produce a greater proportion of their gas delivery system requirements internally. A decrease or slowdown in the market for independent gas delivery providers could have a material adverse effect on the business, operating results and financial condition of the Company.

  Competition. The Company believes that competition in the gas delivery market is intense and likely to increase substantially. Traditionally, gas delivery systems and subassemblies have been primarily manufactured internally by semiconductor equipment manufacturers. While these equipment manufacturers are significant customers or potential customers of the Company, companies including Applied Materials and Lam Research continue to produce significant quantities of gas delivery systems internally. For a variety of reasons, including any downturn or slowdown in the semiconductor equipment industry, there can be no assurance that semiconductor equipment manufacturers will not elect to utilize their internal manufacturing capacity to manufacture a greater percentage of their gas delivery requirements. The Company's competitors also include numerous privately and publicly held independent gas delivery providers, mass flow controller companies and others. Other companies not currently offering such systems, including gas suppliers, may attempt to enter and develop products for this market or to develop alternative technologies which could reduce the need for the Company's products. The trend towards consolidation in the semiconductor equipment industry has made it increasingly important to have the financial resources and manufacturing capacity necessary to meet the requirements of large equipment manufacturers, to fund customer service and support, and to invest in both product and process research and development. Current and potential competitors may have substantially greater financial resources, name recognition and more extensive engineering, manufacturing, marketing and customer service and support capabilities than the Company. In addition, most of the Company's key customers have established relationships with one or more of the Company's competitors as additional or alternative providers, which the Company believes tends to further intensify competition and may limit the Company's ability to capture a greater percentage of a customer's outsourced gas delivery requirements. The Company expects its current competitors to continue to improve the design and performance of their existing products and processes, and to introduce new products and processes with improved performance characteristics and/or lower prices. New product introductions or product announcements by the Company's competitors could cause a decline in sales or a loss of market acceptance of the Company's gas delivery systems and subassemblies. Moreover, such increased competitive pressure could lead to intensified price competition, which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully in the future. See "Business--Competition."

  Management of Business Fluctuations. The Company has, in the past, undergone periods of rapid growth and periods of rapid declines in net sales. See "-- Fluctuations in Operating Results." In response to the downturn in the semiconductor equipment industry that began in the second quarter of 1996, the Company significantly reduced its workforce and production capacity and deferred expenditures for operational and financial infrastructure. As a result of significant increases in orders in the first and second quarters of 1997, compared to the fourth quarter of 1996, the Company hired and trained a significant number of new employees in the first half of 1997. The Company believes that problems associated with rapid growth in the Company's capacity caused the Company to fail to meet customers' on-time delivery and product specifications requirements in the first half of 1997, which in turn adversely affected the net sales of the Company during such period.

  The significant quarter to quarter net sales increases and decreases historically experienced from time to time by the Company and by the semiconductor equipment industry require the Company to balance its short term operational needs with long range planning needs. If the Company believes a downturn is of relatively short duration, management may choose to retain capacity and capabilities that exceed present needs to avoid disruptions. Any decision to retain such capacity and capabilities would have at least a short-term adverse effect on the Company's business, operating results and financial condition. Conversely, if management determines to reduce its capacity and capabilities, the Company may be unable to take advantage of future industry growth, or may lose market share to competitors with greater manufacturing capacity during subsequent periods of expansion, thus reducing the Company's net sales in future quarters.

  The Company is making significant expenditures in the second half of 1997 to prepare for potential growth in the semiconductor industry based, in part, upon management's belief that customers' selection of the Company's systems and services may depend on the Company having the demonstrable capacity to accommodate such customers' volume and other requirements. Company initiatives include expansion of production capacity, hiring and training employees and implementation and installation of a variety of new and upgraded operating and financial systems, procedures and controls, including the enhancement of its accounting and other internal management systems and the linking of its systems and processes with those of its key customers. There can be no assurance, however, that the Company will successfully implement such installation or achieve such enhancement or that such enhancement, if achieved, will result in lower costs or on-time performance. In addition, in the event that anticipated growth in the semiconductor industry and the Company's customers do not materialize in the near term, the expenditures incurred by the Company in implementing such expansion measures would have a material adverse effect on the Company's business, operating results and financial condition.

  In periods of growth, the Company must identify, recruit, train and integrate new employees quickly to keep pace with such growth. The availability of qualified personnel is limited and competition for such personnel is intense. Any such growth could also significantly strain the Company's management, manufacturing, financial and other resources. Any failure to address these growth issues in an effective manner could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the additions and upgrades to the Company's operating systems, procedures and controls being implemented in the second half of 1997 will be implemented successfully or without unexpected costs, delays or difficulties, or will enhance the Company's ability to manage any future growth or closely integrate the Company's systems with those of its customers. Moreover, there can be no assurance that the Company will grow in future periods, or if such growth occurs, that the Company's systems, procedures and controls will be adequate to support the Company's expanded operations. Finally, the expansion of its facilities or any move to new facilities could be disruptive and could have a material adverse effect on the Company's business, operating results and financial condition. In particular, there can be no assurance of the Company's ability to fully utilize any expanded capacity on a timely basis.

  Rapid Technological Change. The semiconductor equipment industry is characterized by, among other things, rapid technological change, evolving industry standards, frequent new product introductions and significant competition. The success of the Company in developing, introducing, selling and supporting gas delivery systems and subassemblies depends upon effectively managing total costs to customers and a variety of other factors including: the ability of the Company to identify and address emerging customer requirements; the timely and efficient completion of gas delivery system design, development, manufacture and assembly; software development; and product field-testing. To the extent gas delivery systems, subassemblies and capabilities developed by the Company are based upon anticipated changes in semiconductor production technologies, sales for such offerings may be materially adversely affected if such technologies do not gain acceptance in the industry. There can be no assurance that the Company will be successful in developing, manufacturing, marketing or enhancing existing or new gas delivery systems or subassemblies for new or emerging process technologies. Furthermore, there can be no assurance that it will be able to do so quickly enough to keep pace with rapid technological advances in the industry. In addition, the introduction of new or enhanced gas delivery systems, subassemblies and capabilities by the Company's competitors, suppliers or customers could cause a decline in net sales or loss of market acceptance of the Company's existing and/or future offerings.

  The Company's future operating results could also be adversely affected if it fails to support newly introduced and accepted modular gas delivery system platforms. The Company believes that equipment manufacturers may begin to supplant traditional, fully-customized design techniques with more modular approaches in an effort to simplify the design, specification, manufacture and installation of gas delivery systems. To the extent equipment manufacturers demand gas delivery systems based on modular platforms, the Company's business, operating results and financial condition would be materially adversely affected if the IGS, the Company's modular platform, fails to gain wide market acceptance.

  Furthermore, fundamental changes in gas delivery system requirements for semiconductor process technologies could materially reduce or eliminate the semiconductor equipment industry's demand for and dependence on the capabilities that the Company has developed with respect to current gas delivery system methodologies. The failure of the Company to respond quickly to such changes and to offer competitive solutions would likely significantly impact the Company's market share and materially adversely affect the Company's business, operating results and financial condition. See "Business-- Systems and Services."

  Sole or Limited Sources of Supply. The Company relies to a substantial extent on outside vendors to manufacture many of the components used in its gas delivery systems and subassemblies. From time to time, certain of these components are only attainable from a sole or limited group of suppliers. The Company's reliance on outside vendors generally, and on a sole or limited group of suppliers in particular, involves several risks, including a potential inability to obtain an adequate supply of required components, reduced control over pricing and timely delivery of components, and limited ability to pass on price increases to its customers. Because the procurement of certain of these components may require long lead times, there can be no assurance that delays or shortages caused by suppliers will not occur. The Company's ability to fill customer orders may depend on the availability of thousands of different components from its suppliers and, particularly in periods of high demand, the Company has in the past experienced difficulties in obtaining certain components on a timely basis which has delayed deliveries to the Company's customers. Any such inability to obtain adequate deliveries or any other circumstance that would require the Company to seek alternative sources of supply, or to manufacture such components internally, could delay the Company's ability to ship its products and could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company's customers, at times, require the Company to secure certain components from a specific component manufacturer. If the Company is unable to secure these specified components due to supplier shortages or for any other reason, it could adversely affect the Company's ability to retain the customer's order or to deliver products on a timely basis, which in turn could adversely affect its relationship with the customer. If significant customer relationships were adversely affected in this manner, it could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Manufacturing."

  Limited Intellectual Property Protection. The Company relies on a combination of patent, copyright, trademark and trade secret laws, nondisclosure agreements and other intellectual property protection methods to protect its proprietary technology. Although the Company currently holds two patents and has three pending patent applications in the United States, the Company believes that patents are of less significance in its industry than such factors as customer service, innovation, technical expertise and know-how of its personnel. There can be no assurance that the Company's competitors will not be able to legally ascertain the nonpatented proprietary information embedded in the Company's gas delivery systems or other products, in which case the Company may be unable to prevent use of such information. To the extent the Company elects to assert its patent rights, there can be no assurance that any claims of the Company's patents will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, that any rights granted thereunder will provide adequate protection to the Company, or that the Company will have sufficient resources to prosecute its rights.

  Although the Company has not received any notices from third parties alleging infringement claims, there can be no assurance that infringement claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future, or that such assertions, if proven to be true, will not materially adversely affect the Company's business, operating results and financial condition. If any such claims are asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. There can be no assurance that a license will be available on reasonable terms or at all. Alternatively, the Company could decide to resort to litigation to challenge such claims. Such challenges could be extremely expensive and time consuming. Adverse determinations in any litigation could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling its products. Any of these developments could have a material adverse effect on the Company's business, operating results and financial condition.

  Dependence on Key Personnel. The Company's financial performance will depend in significant part upon the continued contributions of Stanley L. Leopard, its Chairman of the Board and Chief Executive Officer, Jorge L. Titinger, its President and Chief Operating Officer, Brent D. Elliot, its Executive Vice President, Technology and Marketing, and other officers and key personnel, many of whom would be difficult to replace. None of such persons has an employment or non-competition agreement with the Company. In addition, the Company maintains only limited key man life insurance on these three officers. The loss of Mr. Leopard, Mr. Titinger, Mr. Elliot or any other key person could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company's future operating results depend, in part, upon its ability to attract and retain other qualified management, engineering, financial, technical, marketing and sales and support personnel for its operations. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The failure to attract or retain such persons could materially adversely affect the Company's business, operating results and financial condition. See "Business--Employees" and "Management-- Directors and Executive Officers."

  Potential Future Acquisitions. In the future, the Company may pursue acquisitions of product lines, technologies or businesses. Future acquisitions by the Company may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt and amortization expenses related to goodwill and other intangible assets, each of which could materially adversely affect the Company's business, operating results and financial condition. For example, in the third fiscal quarter of 1996, the Company recorded an expense of $16.6 million related to the reduction in carrying value of certain intangible assets acquired from Pullbrite, Inc. in January 1996. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. From time to time, the Company has engaged in preliminary discussions with third parties concerning potential acquisitions of product lines, technologies and businesses; however, there are currently no negotiations, commitments or agreements with respect to any acquisition. In the event that such an acquisition does occur, however, there can be no assurance as to the effect thereof on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Financial Statements of Insync.

  Limited Insurance Coverage; Environmental Regulation. The operations of the Company involve the use of industrial machine tools and exposure to hazardous chemicals, with attendant risks of liability for personal injury and property damage. There can be no assurance that accidents will not occur or that the Company will not incur substantial liability in connection with the operation of its business. The

Company maintains workers' compensation insurance and general liability insurance, with policy limits of $1.0 million per accident or occurrence. The Company also maintains an umbrella policy with limits of $5.0 million in the aggregate. Such insurance excludes coverage for losses or liabilities relating to environmental damage or pollution. The Company's business, operating results and financial condition could be materially adversely affected by a claim that was not covered or only partially covered by its insurance. In addition, the Company is subject to a variety of governmental regulations relating to the use, storage, handling and disposal of toxic or other hazardous substances used in connection with its electropolishing activities. Any failure by the Company to control the use, storage, handling or disposal or adequately restrict the discharge of hazardous or toxic substances could subject the Company to significant liabilities or could cause the Company's manufacturing operations to be curtailed or suspended.

  Control by Directors and Executive Officers. The Company's directors, executive officers and their affiliates will beneficially own approximately % of the Company's outstanding Common Stock upon completion of the Offering. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. Additionally, as a result of their securities ownership and their positions with the Company, these shareholders will have significant influence over major corporate transactions as well as the election of directors of the Company and matters on which the Board of Directors may act. See "Principal and Selling Shareholders."

  No Prior Public Market; Possible Volatility of Stock Price. Prior to the Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the representatives of the Underwriters based upon several factors and may not be indicative of future market prices. The market price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company, its competitors or its customers, trends in the semiconductor manufacturing industry and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices for many companies in the semiconductor sector. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been initiated against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, operating results and financial condition. Any settlement or adverse determination in such litigation could also subject the Company to significant liability, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Underwriting."

  Anti-Takeover Effects of Unissued Preferred Stock. Upon the completion of the Offering, the Company's Board of Directors will have the authority to issue up to 4,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deterring or preventing a change in control of the Company. The Company has no present plans to issue shares of Preferred Stock after completion of the Offering. See "Description of Capital Stock."

  Need for Additional Capital. The Company believes that in order to remain competitive it may require additional financial resources over the next several years for working capital, research,.

development and engineering, expansion of sales and marketing efforts, capital expenditures and potential acquisitions. Although the Company believes that it will be able to fund planned expenditures for at least the next 12 months from a combination of the proceeds of the Offering, cash flow from operations, existing cash balances and the Company's bank line of credit, there can be no assurance that the Company will be able to obtain any additional financing which may be required in the future on acceptable terms or at all. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Shares Eligible for Future Sale. Sales of substantial amounts of shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. Upon completion of the Offering,
the Company will have outstanding     shares of Common Stock. Of these shares,
(i) all of the shares offered hereby and an additional     shares held by
existing shareholders will be freely saleable upon the effectiveness of the
Offering, (ii)     shares will be eligible for sale 90 days following the
effectiveness of the Offering under Rules 144 and 701 promulgated under to the Securities Act of 1933, as amended (the "Securities Act") and (iii) an
additional     shares of Common Stock held by current shareholders are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of BT
Alex. Brown Incorporated. After the 180-day period, approximately     shares
will be eligible for sale under Rules 144 and 701. The remaining approximately shares held by existing shareholders will become eligible for sale from time to time in the future under Rule 144. In addition, the Company intends to file a registration statement under the Securities Act shortly after the effectiveness of the Offering, covering the sale of shares of Common Stock reserved for issuance under the Company's Amended and Restated 1993 Stock Option Plan (the "1993 Plan"), 1997 Stock Plan (the "1997 Plan") and 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan"). As of August 1, 1997,
there were options outstanding to purchase a total of approximately     shares
of the Company's Common Stock, all of which are subject to 180-day lock-up
agreements, and approximately     additional shares reserved for future option
grants. Approximately     shares issuable upon exercise of such options will
be eligible for purchase and resale into the public market 180 days after the date of this Prospectus in reliance upon Rule 701. Certain existing
shareholders, holding an aggregate of approximately     shares of Common Stock
and the holders of warrants to purchase     shares of Common Stock also will
be entitled to registration rights with respect to their shares of Common Stock after the Offering. See "Management--Stock Plans," "Description of Capital Stock--Registration Rights of Certain Holders," "Shares Eligible for Future Sale," and "Underwriting."

  Dilution. Purchasers in the Offering will experience immediate and substantial dilution in the net tangible book value per share of the Common Stock from the initial public offering price. Additional dilution will occur upon the exercise of outstanding stock options and warrants. See "Dilution" and "Management--Stock Plans."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the     shares of Common
Stock offered by the Company hereby, based on an assumed initial public
offering price of $      per share, and after deducting underwriting discounts
and commissions and estimated offering expenses, are estimated to be $
million ($    million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock to be sold by the Selling Shareholders in the Offering.

  The Company will use approximately $12.0 million of the net proceeds of the Offering to repay a portion of the outstanding balance owed on a term loan and will repay the outstanding balance on the Company's bank line of credit ($1.5 million outstanding at June 30, 1997). The remaining net proceeds will be used for working capital and general corporate purposes. A portion of the net proceeds may also be used for investments in or acquisitions of complimentary businesses, products or technologies, although no such transactions are currently under negotiation. Pending such uses, the Company will invest the net proceeds from the Offering in short-term, investment grade, interest bearing securities, including government obligations and other money market instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 5 of Notes to Financial Statements of Insync.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain any earnings for use in its business and does not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the Company's bank credit facility prohibits the declaration or payment of dividends without the bank's prior approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

  The following table sets forth as of June 30, 1997 (i) the actual capitalization of the Company, (ii) the unaudited pro forma capitalization of the Company reflecting the conversion of all outstanding shares of Redeemable Preferred Stock into Common Stock and (iii) the unaudited pro forma
capitalization of the Company to reflect the net sale of     shares of Common
Stock pursuant to the Offering at an assumed initial public offering price of
$    per share and the application of the net proceeds therefrom as set forth under "Use of Proceeds." The capitalization information set forth in the table below is qualified by the more detailed Financial Statements and Notes thereto appearing elsewhere in this Prospectus and should be read in conjunction with such Financial Statements and Notes.

                                                           JUNE 30, 1997
                                                     --------------------------
                                                                PRO       AS
                                                      ACTUAL   FORMA   ADJUSTED
                                                     -------- -------- --------
                                                           (IN THOUSANDS)
Long-term bank notes payable and other(1)........... $ 17,108  $17,108   $
Redeemable Preferred Stock, $.01 par value;
 3,000,000 shares authorized; 3,000,000 shares
 outstanding, actual; none outstanding pro forma and
 as adjusted........................................   23,485       --
Common stock put warrants...........................      360      360
Shareholders' equity (deficiency):
  Preferred stock, $.01 par value, none authorized,
   actual; 4,000,000 shares authorized, pro forma
   and as adjusted; none outstanding................       --       --
  Common stock, $.01 par value; 50,000,000 shares
   authorized; 5,116,279 shares outstanding, actual;
   7,469,219 shares outstanding, pro forma;
   shares outstanding, as adjusted(2)...............      951   24,436
  Deferred stock compensation.......................    (316)    (316)
  Retained earnings (deficit)....................... (17,665) (17,665)
                                                     -------- --------   ----
  Total shareholders' equity (deficiency)........... (17,030)    6,455
                                                     -------- --------   ----
    Total capitalization............................ $ 23,923 $ 23,923   $
                                                     ======== ========   ====

--------
(1) See Note 5 of Notes to Financial Statements of Insync.
(2) Excludes as of June 30, 1997 (i) 1,257,901 shares of Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $3.90 per share and (ii) 317,996 shares of Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $3.81 per share. See "Management--Stock Plans" and Notes 8 and 12 of Notes to Financial Statements of Insync.

                                    DILUTION

  Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the pro forma net tangible book value of the Common Stock from the assumed initial public offering price. The pro forma net tangible book value of the Company's Common Stock at June 30, 1997 was $3.0 million or $0.40 per share. Pro forma net tangible book value per share is determined by dividing the amount of total tangible assets of the Company less total liabilities by the number of shares of Common Stock outstanding as of such date assuming the conversion of all outstanding shares of Redeemable
Preferred Stock. After giving effect to the sale of       shares of Common
Stock offered by Insync hereby (at an assumed initial public offering price of
$   per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company), the pro forma net
tangible book value of Insync at June 30, 1997 would have been $   or $   per
share. This represents an immediate increase in pro forma net tangible book
value of $   per share to existing shareholders and an immediate dilution of
$   per share to new investors purchasing shares at the assumed initial public offering price. The following table illustrates the per share dilution:


Assumed initial public offering price...............................       $
  Pro forma net tangible book value at June 30, 1997................ $0.40
  Increase in pro forma net tangible book value attributable to new investors........................................................
                                                                     -----
Pro forma net tangible book value after the Offering................
                                                                           ----
Pro forma net tangible book value dilution to new investors.........       $
                                                                           ====

  The following table sets forth on a pro forma basis as of June 30, 1997 the number of shares of Common Stock purchased from Insync, the total consideration paid to Insync, and the average price per share paid by existing shareholders and by new investors purchasing shares in the Offering (based upon an assumed
initial public offering price of $   per share and before deduction of
estimated underwriting discounts and commissions and offering expenses payable by Insync):

                        SHARES PURCHASED(1)   TOTAL CONSIDERATION
                        ----------------------------------------- AVERAGE PRICE
                          NUMBER    PERCENT     AMOUNT    PERCENT   PER SHARE
                        ----------- --------------------- ------- -------------
Existing shareholders..   7,469,219         % $27,685,000       %     $3.71
New investors..........
                        -----------  -------  -----------  -----
  Total................                100.0% $            100.0%
                        ===========  =======  ===========  =====

--------
(1)  Sales by the Selling Shareholders in the Offering will reduce the number
     of shares of Common Stock held by existing shareholders to      or
     approximately     % (     shares, or approximately     % if the
     Underwriters' over-allotment option is exercised in full) and will
     increase the number of shares held by new investors to      or
     approximately     % (     shares, or approximately     %, if the
     Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this Offering. See "Principal and Selling Shareholders."

  The computations in the tables above exclude as of June 30, 1997 (i) 1,257,901 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.90 per share, (ii) 317,996 shares of Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $3.81 per share and (iii) an aggregate of 676,403 additional shares of Common Stock, subject to shareholder approval, reserved for future issuance under the Company's 1993 Plan, 1997 Plan and 1997 Purchase Plan. To the extent that these options or warrants are exercised, there will be substantial further dilution to new investors. See "Capitalization," "Management--Stock Plans" and Notes 8 and 12 of Notes to Financial Statements of Insync.

                            SELECTED FINANCIAL DATA

  The following selected financial data of Insync as of December 31, 1995 and 1996 and June 30, 1997, and for each of the three years in the period ended December 31, 1996 and for the six months ended June 30, 1997 are derived from the Company's financial statements audited by Deloitte & Touche LLP, independent auditors, included elsewhere in the Prospectus. The selected financial data as of December 31, 1994 has been derived from audited financial statements not included herein. The selected financial data as of and for the years ended December 31, 1992 and 1993 and for the six months ended June 30, 1996 have been derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements and which, in the opinion of management, included all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations. All of the data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                  SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,              JUNE 30,
                          --------------------------------------  -----------------
                           1992   1993    1994    1995    1996      1996     1997
                          ------ ------  ------- ------- -------  -------- --------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
DATA:
Net sales...............  $2,771 $7,199  $20,617 $49,969 $86,099  $ 59,448 $ 34,679
Cost of sales...........   1,879  5,487   15,668  36,529  62,261    41,464   26,327
                          ------ ------  ------- ------- -------  -------- --------
Gross profit............     892  1,712    4,949  13,440  23,838    17,984    8,352
Operating expenses:
 Selling, general and
 administrative.........     714  1,471    2,803   5,686  11,070     6,286    4,289
 Research, development
 and engineering........      --    313      669   2,236   3,560     2,287    1,889
 Write down of
 intangible assets......      --     --       --      --  16,610        --       --
 Restructuring charges..      --     --       --      --     858        --       --
                          ------ ------  ------- ------- -------  -------- --------
  Total operating
  expenses..............     714  1,784    3,472   7,922  32,098     8,573    6,178
                          ------ ------  ------- ------- -------  -------- --------
Income (loss) from
operations..............     178    (72)   1,477   5,518  (8,260)    9,411    2,174
Interest expense and
other, net..............      75    114      230     434   2,562     1,358    1,675
                          ------ ------  ------- ------- -------  -------- --------
Income (loss) before
income taxes............     103   (186)   1,247   5,084 (10,822)    8,053      499
Provision for income
taxes...................       2      2      513   2,088  (4,314)    3,235      189
                          ------ ------  ------- ------- -------  -------- --------
Net income (loss).......  $  101 $ (188) $   734 $ 2,996 $(6,508) $  4,818 $    310
                          ====== ======  ======= ======= =======  ======== ========
Pro forma net income
(loss) per share(1).....                                 $ (0.87)          $   0.03
                                                         =======           ========
Pro forma shares used in
per share
computations(1).........                                   7,617              8,214

                                     DECEMBER 31,                  JUNE 30,
                         -------------------------------------  ----------------
                          1992    1993   1994   1995    1996     1996     1997
                         ------  ------ ------ ------ --------  ------  --------
                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
equivalents............. $   85  $    2 $   39 $  182 $  2,829  $5,549  $    929
Working capital
(deficit)...............   (157)    149  1,296  4,409   10,363  10,128     7,951
Intangible assets.......     --      --     --     --    3,895  20,909     3,485
Total assets............  1,097   3,395 10,258 18,242   36,860  55,891    39,241
Long-term obligations ..    182   1,315    907    413   20,636  21,343    17,108
Redeemable Preferred
Stock and put warrants..     --      --     --     --   23,411  23,414    23,845
Shareholders' equity
(deficiency)............    122     152  2,009  7,791  (17,344) (6,268)  (17,030)

-------
(1) See Note 1 of Notes to Financial Statements of Insync for an explanation of the number of shares used in computing pro forma net income (loss) per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties, including statements regarding strategies, intentions or expectations. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," "Business" and elsewhere in this Prospectus.

GENERAL

  Insync is a leading provider of outsourcing services to semiconductor equipment manufacturers for the design and manufacture of gas delivery systems and subassemblies. The Company's gas delivery systems and subassemblies are used principally in deposition, etch and other semiconductor wafer processing equipment and are designed to, among other things, maintain purity in the process chamber and shorten cycle times for equipment manufacturers, thereby contributing to lower wafer manufacturing costs for device manufacturers. The Company offers a full range of gas delivery solutions, including subassemblies for integration into its customers' internally manufactured gas delivery systems and complete systems for incorporation into its customers' products at final assembly. In order to simplify the processes and shorten the time required to specify, design, manufacture, install and service a gas delivery system, the Company has recently introduced the IGS, a modular platform for the design and manufacture of gas delivery systems. In addition, the Company is developing proprietary design tools to allow its customers to strengthen their gas delivery system design and specification activities.

  In general, customer orders for subassemblies have shorter lead times than orders for gas delivery systems, and subassemblies typically range in price from $50 to $2,000 while gas delivery systems prices range from $35,000 to $75,000 (excluding mass flow controllers) and have been as high as $200,000. Gas delivery systems can require more intensive design services and closer coordination between the Company and the semiconductor manufacturer that will be the end user of the finished equipment. Sales of gas delivery systems were $13.3 million in 1996 and $10.2 million in the six months ended June 30, 1997. Sales of subassemblies were $72.8 million in 1996 and $24.5 million in the six months ended June 30, 1997. See "Risk Factors--Dependence on Outsourcing; Evolving Gas Delivery Industry."

  The semiconductor equipment industry has historically experienced cyclical periods of significant market expansion and contraction. The Company's business grew rapidly from 1992 through 1995 during a period of market expansion. In the first quarter of 1996, the Company completed an acquisition which further expanded its business. The Company believes that declining production levels and a general slowdown in the semiconductor equipment industry began during the second quarter of 1996 and adversely affected the business of its customers. Primarily as a result of the declining production levels and associated changes in inventory management practices of its customers, the Company experienced a decline in net sales from $33.1 million in the quarter ended March 31, 1996 to $10.6 million in the quarter ended December 31, 1996. The Company's net sales of $10.6 million during the quarter ended December 31, 1996 represented the lowest quarterly level of net sales during the current downturn. Net sales grew sequentially to $15.1 million and $19.6 million in the quarters ended March 31, 1997 and June 30, 1997, respectively. In response to the substantial decline in net sales and a related decrease in Insync's factory utilization, the Company reduced its workforce from 579 employees in March 1996 to 254 employees by the end of December 1996. The Company's workforce was 372 employees at June 30, 1997, and net sales increased from $26.7 million to $34.7 million for the six months ended December 31, 1996 and June 30, 1997, respectively. The Company expects that the semiconductor device and equipment markets will continue to be cyclical and that the semiconductor device and equipment markets will decline in some future periods. See "Risk Factors--Fluctuations in Operating Results" and "--Industry Concentration; Cyclicality of Semiconductor Industry."

  The Company's principal customers are Applied Materials, Lam Research, Watkins-Johnson, and, most recently, Novellus Systems. These customers accounted for approximately 86% of the Company's net sales during 1996 and approximately 90% of the Company's net sales for the six months ended June 30, 1997. The Company expects that sales to a small number of key customers will continue to account for substantially all of its net sales for the foreseeable future. However, there can be no assurance that any of the Company's key customers will not reduce or cease ordering the Company's systems, subassemblies or services. See "Risk Factors--Customer Concentration."

  Gross margins for the Company can fluctuate depending on product mix and factory utilization. Generally, subassemblies generate gross margins that are slightly higher than gas delivery systems, and gross margins for different types of subassemblies vary. Gross margins on gas delivery systems tend to be slightly lower than for subassemblies because a higher proportion of purchased components and fixtures are used in finished gas delivery systems with correspondingly higher materials handling requirements. Margins for subassemblies are dependent to a significant degree on the cost and number of particular components and materials, and the degree of factory utilization. In addition, the Company is generally expected to have available production capacity in place prior to the receipt of large customer orders. As a result, the Company began to expand production capacity in the first six months of 1997 in anticipation of increasing customer order levels. In the event that anticipated increases in order levels were not to materialize in the near term or at all, the expenditures incurred by the Company in expanding its capacity would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Fluctuations in Operating Results" and "--Management of Business Fluctuations."

  The Company has recently increased its operating expenses in anticipation of increasing customer orders for gas delivery systems. In general, gas delivery systems require more engineering infrastructure than subassemblies. The Company believes its current operating expense levels will support significantly higher levels of revenues from gas delivery systems. However, there can be no assurance that such anticipated growth will occur on a timely basis or at all.

  On January 2, 1996, Insync acquired substantially all of the non-cash assets and liabilities of Pullbrite, another independent provider of gas delivery systems and subassemblies to semiconductor equipment manufacturers, for $30.0 million. As a result of declining sales to Pullbrite's major customer in 1996 and other factors, the Company recorded a $16.6 million charge for the write off of goodwill and the reduction of the carrying value associated with the major customer relationship. See Note 2 of Notes to Financial Statements of Insync.

RESULTS OF OPERATIONS

  The following table sets forth as a percentage of net sales the Company's results of operations for the periods shown:

                                                            SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31,         JUNE 30,
                                -------------------------   ------------------
                                 1994     1995     1996       1996      1997
                                -------  -------  -------   --------  --------
STATEMENT OF OPERATIONS DATA:
Net sales......................   100.0%   100.0%   100.0%     100.0%    100.0%
Cost of sales..................    76.0     73.1     72.3       69.7      75.9
                                -------  -------  -------   --------  --------
  Gross profit.................    24.0     26.9     27.7       30.3      24.1
Operating expenses:
  Selling, general and
   administrative..............    13.6     11.4     12.6       10.6      12.7
  Research, development and
   engineering.................     3.2      4.5      4.4        3.8       5.1
  Write down of intangible
   assets......................      --       --     19.3         --        --
  Restructuring charges........      --       --      1.0         --        --
                                -------  -------  -------   --------  --------
    Total operating expenses...    16.8     15.9     37.3       14.4      17.8
                                -------  -------  -------   --------  --------
Income (loss) from operations..     7.2     11.0     (9.6)      15.9       6.3
Interest expense and other,
 net...........................     1.2      0.8      3.0        2.4       4.9
                                -------  -------  -------   --------  --------
Income (loss) before income
 taxes.........................     6.0     10.2    (12.6)      13.5       1.4
Provision for income taxes.....     2.4      4.2     (5.0)       5.4       0.5
                                -------  -------  -------   --------  --------
Net income (loss)..............     3.6%     6.0%    (7.6)%      8.1%      0.9%
                                =======  =======  =======   ========  ========

SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996

 Net Sales

  Net sales decreased by 41.7% to $34.7 million for the six months ended June 30, 1997 as compared to $59.4 million for the six months ended June 30, 1996. During this period, net sales from gas delivery systems increased by $3.1 million or 43.7% from $7.1 million to $10.2 million while net sales from subassemblies declined by $27.8 million or 53.2% from $52.3 million to $24.5 million. The increase in the gas delivery systems revenue resulted from the Company's increased success in providing complete gas delivery systems. The decrease in subassembly revenues was primarily attributable to a downturn in the semiconductor equipment industry and a corresponding decrease in sales by the Company to certain of its major customers. Sales to Lam Research, Applied Materials and Watkins-Johnson declined by an aggregate of $24.1 million from $51.5 million for the six months ended June 30, 1996 to $27.4 million for the six months ended June 30, 1997. This decrease was partially offset by the addition of Novellus Systems, a significant new customer.

 Gross Profit

  Gross profit decreased to $8.4 million or 24.1% of net sales for the six months ended June 30, 1997 as compared to $18.0 million or 30.3% of net sales for the six months ended June 30, 1996. The decline in gross profit was primarily due to the Company's increase in production capacity in the first half of 1997 following a significant reduction in its capacity as the semiconductor equipment market declined during the second half of 1996. In response to the Company's significant sales decline and to minimize the impact of the industry downturn on the Company's gross profit, the Company implemented a number of measures to reduce its production capacity, including the consolidation of a significant amount of its Silicon Valley operations into one location at its Milpitas facility and the reduction of its workforce from 579 employees in March 1996 to 254 employees at December 31, 1996. As the Company's customers began to expand their production levels in the first six months of 1997, the

Company expanded its production capacity and increased its headcount to 372 at June 30, 1997. The Company's factory utilization levels remain below those levels experienced in 1995 and the first six months of 1996. See "Risk Factors--Management of Business Fluctuations."

 Selling, General and Administrative

  Selling, general and administrative expenses decreased 31.8% to $4.3 million for the six months ended June 30, 1997 as compared to $6.3 million for the six months ended June 30, 1996. The decrease was primarily due to the implementation of several expense reduction measures, including headcount and discretionary spending reductions, which the Company made in response to the semiconductor equipment industry downturn. The Company believes that its selling, general and administrative expenses will increase in absolute dollars in the future as the Company expands its staffing and experiences higher costs associated with being a public company.

 Research, Development and Engineering

  Research, development and engineering expenses decreased 17.4% to $1.9 million for the six months ended June 30, 1997 as compared to $2.3 million for the six months ended June 30, 1996. The lower expenditures in the 1997 period related to the Company's efforts to reduce costs and to higher expenses incurred by the Company during the six months ended June 30, 1996 related to the development of the IGS platform. The Company expects that research, development and engineering expenses will increase in absolute dollars as it continues to invest in its engineering capabilities and capacity in order to support potential growth in the gas delivery systems business.

 Interest Expense and Other, Net

  Interest expense and other, net increased by 23.3% to $1.7 million for the six months ended June 30, 1997 as compared to $1.4 million for the six months ended June 30, 1996. The increase was primarily due to an increase in the effective interest rate and other costs relating to the Company's bank credit facility.

 Provision for Income Taxes

  Insync's effective tax rates were 37.9% and 40.2% for the six months ended June 30, 1997 and 1996 respectively, approximating federal and statutory rates.

YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

 Net Sales

  Net sales increased by 72.3% to $86.1 million in 1996 as compared to $50.0 million in 1995. The increase resulted primarily from the acquisition of Pullbrite and, to a lesser extent, the addition of a major customer, Novellus Systems. Net sales from Pullbrite accounted for $34.2 million of the Company's net sales in 1996. Excluding the effect of the Pullbrite acquisition, the Company's net sales increased from $50.0 million in 1995 to $51.9 million in 1996, an increase of 3.8%. Net sales from gas delivery systems increased in 1996 by $4.1 million or 44.6% from $9.2 million to $13.3 million while net sales from subassemblies increased by $31.9 million or 78.4% from $40.8 million to $72.8 million. The increase in net sales of gas delivery systems resulted from the Company's increased success in providing complete gas delivery systems. The increase in net sales of subassemblies was primarily due to the acquisition of Pullbrite.

 Gross Profit

  Gross profit increased to $23.8 million or 27.7% of net sales in 1996 as compared to $13.4 million or 26.9% of net sales in 1995. The increase in gross profit reflected increased utilization of the Company's facilities during the first half of 1996 as well as the effect of fixed costs remaining constant against higher revenues. The increase was partially offset by a decline in the gross profit during the latter part of the year when the Company was carrying excess production capacity as the semiconductor equipment market declined.

 Selling, General and Administrative

  Selling, general and administrative expenses increased by 94.7% to $11.1 million in 1996 as compared to $5.7 million in 1995. The increase was primarily due to the Company's acquisition of Pullbrite and the expansion of the Company's sales and information systems infrastructure.

 Research, Development and Engineering

  Research, development and engineering expenses increased by 59.2% to $3.6 million in 1996 as compared to $2.2 million in 1995 principally due to increased expenditures for the IGS platform. The Company also increased its engineering capacity and capabilities in order to enable it to provide specialized services such as mechanical and system design as well as analytical certification services in an effort to address all the gas control requirements of its customers.

 Write Down of Intangible Assets

  In 1996, the Company recorded a $16.6 million write down of intangible assets related to the write off of goodwill pertaining to the Pullbrite acquisition and the reduction in the carrying value of a major Pullbrite customer. See Note 2 of Notes to Financial Statements of Insync.

 Restructuring Charges

  In 1996, the Company recorded an $858,000 restructuring charge related to several actions including the reduction of its work force, the disposition of unproductive assets, and facility consolidations. The restructuring was completed in October 1996. See Note 3 of Notes to Financial Statements of Insync.

 Interest Expense and Other, Net

  Interest expense and other, net were $2.6 million and $434,000 in 1996 and 1995, respectively. The increase was primarily due to the impact of interest cost incurred on debt relating to the financing of the Pullbrite acquisition.

 Provision for Income Taxes

  Insync's effective tax rates were 39.9% and 41.1% for 1996 and 1995, approximating federal and state statutory rates.

YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994.

 Net Sales

  Net sales increased by 142.4% to $50.0 million in 1995 as compared to $20.6 million in 1994. The increase was due to an overall expansion in the semiconductor equipment industry and increased sales to the Company's major customers. Net sales from gas delivery systems increased to $9.2 million in 1995 as compared to $2.6 million in 1994 while net sales of subassemblies increased to $40.8 million in 1995 as compared to $18.0 million in 1994.

 Gross Profit

  Gross profit increased to $13.4 million or 26.9% of net sales in 1995 as compared to $4.9 million or 24.0% of net sales in 1994. The increase in gross profit reflected increased utilization of the Company's facilities as well as the effect of fixed costs remaining constant against higher revenues. Much of the improved utilization resulted from the Company's Austin, Texas facility, which became fully operational in the first quarter of 1995. The increase in gross profit was partially offset by greater gas control systems sales which have historically had lower gross profit margins than subassembly sales.

 Selling, General and Administrative

  Selling, general and administrative expenses increased by 102.9% to $5.7 million in 1995 as compared to $2.8 million in 1994. The increase was primarily related to increased staffing and associated expenses necessary to support Insync's increased scale of operations, including the addition of the Austin, Texas facility.

 Research, Development and Engineering

  Research, development and engineering expenses increased to $2.2 million in 1995 as compared to $669,000 in 1994 due to increased expenditures for the development of the IGS and to support the increased gas delivery systems business.

 Interest Expense and Other, Net

  Interest expense and other, net were $434,000 and $230,000 in 1995 and 1994, respectively. The increase was primarily attributable to a higher level of outstanding notes payable.

 Provision for Income Taxes

  Insync's effective tax rates were 41.1% and 41.1% for years 1995 and 1994, approximately federal and state statutory rates.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth statement of operations data for the ten quarters ended June 30, 1997, both in dollar amounts and as a percentage of net sales. This information has been derived from the Company's unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements contained elsewhere in this Prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. Such information should be read in conjunction with the Company's audited Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Company's quarterly results are subject to fluctuations and operating results for any quarter are not necessarily indicative of results for any future period.

                                                                 QUARTER ENDED
                          ------------------------------------------------------------------------------------------------------
                          MAR. 31,  JUN. 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUN. 30,  SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                            1995      1995      1995      1995      1996      1996      1996        1996       1997       1997
                          --------  --------  --------- --------  --------  --------  ---------   --------   --------   --------
                                                                (IN THOUSANDS)
Net sales...............  $10,374   $12,107    $12,581  $14,907   $33,125   $26,323   $ 16,015    $10,636    $15,102    $19,577
Cost of sales...........    7,906     8,981      9,081   10,561    22,734    18,730     12,465      8,332     11,839     14,488
                          -------   -------    -------  -------   -------   -------   --------    -------    -------    -------
 Gross profit...........    2,468     3,126      3,500    4,346    10,391     7,593      3,550      2,304      3,263      5,089
Operating expenses:
 Selling, general and
  administrative........    1,165     1,324      1,526    1,671     3,374     2,912      3,058      1,726      2,068      2,221
 Research, development
  and engineering.......      414       486        611      725     1,249     1,038        676        597        851      1,038
 Write down of
  intangible assets.....       --        --         --       --        --        --     16,610         --         --         --
 Restructuring charges..       --        --         --       --        --        --      1,323       (465)        --         --
                          -------   -------    -------  -------   -------   -------   --------    -------    -------    -------
 Total operating
  expenses..............    1,579     1,810      2,137    2,396     4,623     3,950     21,667      1,858      2,919      3,259
                          -------   -------    -------  -------   -------   -------   --------    -------    -------    -------
Income (loss) from
 operations.............      889     1,316      1,363    1,950     5,768     3,643    (18,117)       446        344      1,830
Interest expense and
 other, net.............      130       113        105       86       713       645        608        596        913        762
                          -------   -------    -------  -------   -------   -------   --------    -------    -------    -------
Income (loss) before
 income taxes...........      759     1,203      1,258    1,864     5,055     2,998    (18,725)      (150)      (569)     1,068
Provision for income
 taxes..................      310       501        534      743     2,036     1,199     (7,486)       (63)      (233)       422
                          -------   -------    -------  -------   -------   -------   --------    -------    -------    -------
Net income (loss).......  $   449   $   702    $   724  $ 1,121   $ 3,019   $ 1,799   $(11,239)   $   (87)   $  (336)   $   646
                          =======   =======    =======  =======   =======   =======   ========    =======    =======    =======
                                                                 QUARTER ENDED
                          ------------------------------------------------------------------------------------------------------
                          MAR. 31,  JUN. 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUN. 30,  SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                            1995      1995      1995      1995      1996      1996      1996        1996       1997       1997
                          --------  --------  --------- --------  --------  --------  ---------   --------   --------   --------
                                                         AS A PERCENTAGE OF NET SALES
Net sales...............    100.0%    100.0%     100.0%   100.0%    100.0%    100.0%     100.0%     100.0 %    100.0%     100.0%
Cost of sales...........     76.2      74.2       72.2     70.8      68.6      71.2       77.8       78.3       78.4       74.0
                          -------   -------    -------  -------   -------   -------   --------    -------    -------    -------
 Gross profit...........     23.8      25.8       27.8     29.2      31.4      28.8       22.2       21.7       21.6       26.0
Operating expenses:
 Selling, general and
  administrative........     11.2      10.9       12.1     11.2      10.2      11.1       19.1       16.2       13.7       11.3
 Research, development
  and engineering.......      4.0       4.1        4.9      4.9       3.8       3.9        4.2        5.7        5.6        5.3
 Write down of
  intangible assets.....       --        --         --       --        --        --      103.7         --         --         --
 Restructuring charges..       --        --         --       --        --        --        8.3       (4.4)        --         --
                          -------   -------    -------  -------   -------   -------   --------    -------    -------    -------
 Total operating
  expenses..............     15.2      15.0       17.0     16.1      14.0      15.0      135.3       17.5       19.3       16.6
                          -------   -------    -------  -------   -------   -------   --------    -------    -------    -------
Income (loss) from
 operations.............      8.6      10.8       10.8     13.1      17.4      13.8     (113.1)       4.2        2.3        9.4
Interest expense and
 other, net.............      1.3       0.9        0.8      0.6       2.2       2.4        3.8        5.6        6.1        3.9
                          -------   -------    -------  -------   -------   -------   --------    -------    -------    -------
Income (loss) before
 income taxes...........      7.3       9.9       10.0     12.5      15.2      11.4     (116.9)      (1.4)      (3.8)       5.5
Provision for income
 taxes..................      3.0       4.1        4.2      5.0       6.1       4.6      (46.7)      (0.6)      (1.6)       2.2
                          -------   -------    -------  -------   -------   -------   --------    -------    -------    -------
Net income (loss).......      4.3%      5.8%       5.8%     7.5%      9.1%      6.8%     (70.2)%     (0.8)%     (2.2)%      3.3%
                          =======   =======    =======  =======   =======   =======   ========    =======    =======    =======

  Quarterly net sales increased in each quarter of 1995 reflecting increased demand from the Company's semiconductor equipment customers, and increased by $18.2 million or 122.1% in the first quarter of 1996 as compared to $14.9 million in the fourth quarter of 1995 primarily due to the acquisition of Pullbrite. Excluding net sales attributable to the Pullbrite acquisition, Insync's net sales for the fourth quarter of 1995 and the first quarter of 1996 grew 8.9%, or from $14.9 million to $16.2 million, respectively. The Company experienced a significant decline in net sales beginning in the first quarter of 1996 to its major customers. This decline was primarily related to a downturn in the semiconductor equipment industry and the ensuing reduction of inventory levels by the Company's customers. The Company experienced increases in net sales for the first two quarters of 1997 reflecting increased demand from the Company's customers. Gross profit began declining during the second half of 1996 primarily due to the Company's excess production capacity as the semiconductor equipment market declined. Gross profit was additionally impacted during the third quarter of 1996, when the Company recorded a $331,000 sales return reserve in connection with a decision to permit a major customer to return product. In the fourth quarter of 1996, the Company's negotiations with this major customer resulted in no product being returned and the previously provided sales return reserve was reversed. Gross profit was also favorably impacted in the fourth quarter of 1996, when the Company reversed a $150,000 warranty accrual established in 1995 for a specific product warranty exposure which no longer existed. Excluding these items, the gross profit for the fourth quarter of 1996 was $1.8 million or 17.1% of net sales.

  In response to the declining sales in 1996, the Company reduced its workforce and recorded a related charge to operating expenses of $330,000 during the second quarter of 1996. During the third quarter of 1996, the Company reversed a $365,000 bonus accrual which had been recorded during the first quarter of 1996, pursuant to its management bonus program and was no longer payable due to the Company's losses. Excluding the write down of intangibles and restructuring charges in the third quarter of 1996, operating expenses declined significantly in the fourth quarter of 1996 as compared to the third quarter of 1996 due to the implementation of several additional expense reduction measures, including headcount and discretionary spending reductions in response to the semiconductor industry equipment downturn and the partial reversal of the restructuring reserve due to the favorable outcome of a lease amendment. The significant increase in interest expense in 1996 as compared to 1995 was primarily due to the impact of interest incurred as a result of increased debt related to the financing of the Pullbrite acquisition. The increase in interest expense in 1997 was primarily due to an increase in the effective interest rate and other costs relating to the Company's bank credit facility.

  The Company's quarterly operating results have in the past and may in the future fluctuate significantly depending on a number of factors, including but not limited to: the timing and product mix of significant orders and shipping schedules of its customers; industry-wide changes in the demand for semiconductors or for semiconductor manufacturing equipment; the ability of the Company to design, manufacture, test and deliver defect-free gas delivery systems and subassemblies in a timely and cost effective manner; the gain or loss of any significant customer; competitive pressures; the timing of product announcements by the Company's competitors, its customers or their competitors; seasonal changes in purchases of semiconductor manufacturing equipment; the availability and cost of components from the Company's suppliers; and the availability of production capacity. For these and other reasons, results of operations in any period should not be considered indicative of the results to be expected for future periods and there can be no assurance that the Company will be profitable in any future period. See "Risk Factors--Fluctuations in Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

  Insync has primarily financed its operations and capital expenditures through cash flows from operations, the private sale of equity securities, bank credit facilities and long-term and short-term notes. Insync's principal sources of liquidity as of June 30, 1997 consisted of $929,000 of cash and cash equivalents and $3.5 million available under a $5 million line of credit. The Company's bank credit facility includes this line of credit and an outstanding term loan of $24.0 million at June 30, 1997 which is due in quarterly installments through the year 2000. Borrowings bear interest at the bank's prime rate (8.5% at June 30, 1997) plus 2% and are secured by substantially all of the Company's assets. The bank credit facility subjects the Company to certain financial covenants. See "Use of Proceeds," and Notes 5, 7 and 13 of Notes to Financial Statements of Insync.

  Cash provided (used) by operations was $(1.1) million, $7.5 million, $2.3 million and $(1.8) million for the six months ended June 30, 1997 and for the years 1996, 1995, and 1994, respectively. For the six months ended June 30, 1997, the primary source of cash was an increase in accounts payable of $2.7 million while the significant uses of cash included increases in accounts receivable of $3.6 million and inventory of $2.3 million. In 1996, the primary sources of cash included decreases in accounts receivable and inventory of $7.5 million and $1.4 million, respectively. The decreases were partially offset by decreases in accounts payable of $5.9 million and accrued liabilities of $1.8 million. For the years 1995 and 1994, increases in accounts receivable and inventory of $4.8 million and $6.4 million, respectively, were the primary uses of cash due to the significant increase in net sales during such periods. The primary sources of cash for 1995 and 1994 were increases in accounts payable and other accrued liabilities of $3.2 million and $3.4 million, respectively.

  Cash provided by (used) for investing activities was $136,000, $(19.2) million, $(3.1) million and $(722,000) for the six months ended June 30, 1997 and for the years 1996, 1995 and 1994, respectively. The significant use for investing activities in 1996 was primarily related to the purchase of Pullbrite while the uses for the six months ended June 30, 1997, and for 1995 and 1994 were primarily due to capital expenditures at both the Company's Milpitas, California and Austin, Texas facilities.

  Financing activities provided (used) cash of $(938,000), $14.3 million, $912,000 and $2.5 million for the six months ended June 30, 1997 and for the years 1996, 1995 and 1994, respectively. Repayment of debt of $3.0 million was the major use of cash for the six months ended June 30, 1997 while borrowings under the Company's line of credit of $1.5 million was the major source of cash. In 1996, notes payable borrowings provided cash of $39.3 million. This was partially offset by repayments of notes payable in the amount of $14.6 million. Additionally, repayment of subordinated notes payable used cash of $15.0 million. A private placement of Redeemable Preferred Stock in the amount of $23.5 million (net of issuance costs) provided cash from financing activities. This amount was partially offset by a repurchase of Common Stock of $19.3 million. In 1995, cash was provided by a private placement of Common Stock in the amount of $1.9 million which was offset by repayments of borrowings under the line of credit in the amount of $1.1 million. In 1994, cash was provided by net borrowings under the line of credit in the amount of $2.2 million.

  The Company believes that the net proceeds and the sale of the Common Stock offered hereby, together with its current cash balances, cash available under its bank credit facility and cash from operations will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. However, the Company may require additional funds to support its working capital requirements or for other purposes, particularly to the extent that the Company experiences growth in the future. There can be no assurances that any necessary additional financing will be available to the Company on commercially reasonable terms, if at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of businesses, products or technologies, the Company, from time to time, evaluates potential acquisitions of other businesses, products and technologies that are complimentary to those of the Company, and may in the future require additional equity or debt financings to consummate such acquisitions. See "Risk Factors--Need for Additional Capital."

                                   BUSINESS

  This Business section and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties, including statements regarding strategies, intentions or expectations. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

INTRODUCTION

  Insync is a leading provider of outsourcing services to semiconductor equipment manufacturers for the design and manufacture of gas delivery systems and subassemblies. The Company's gas delivery systems and subassemblies are used principally in deposition, etch and other semiconductor wafer processing equipment and are designed to, among other things, maintain purity in the process chamber and shorten cycle times for equipment manufacturers, thereby contributing to lower wafer manufacturing costs for device manufacturers. The Company's principal customers are Applied Materials, Lam Research, Watkins-Johnson and, most recently Novellus Systems, four major North American semiconductor equipment manufacturers. The Company offers a full range of gas delivery capabilities, including subassemblies for integration into its customers' internally manufactured gas delivery systems and complete systems for incorporation into its customers' products at final assembly. In order to simplify the processes and shorten the time required to specify, design, manufacture, install and service a gas delivery system, the Company has recently introduced the IGS, a modular platform for the design and manufacture of gas delivery systems. In addition, the Company is developing proprietary design tools to allow its customers to strengthen their gas delivery system design and specification activities. The Company's objective is to be the primary provider of outsourcing design and manufacturing services for gas delivery to leading semiconductor equipment manufacturers.


-------                   -------------                          -------------
INSYNC     Systems        SEMICONDUCTOR     Deposition, Etch     SEMICONDUCTOR
SYSTEMS    Subassemblies    EQUIPMENT       and other Process        DEVICE
-------    IGS            MANUFACTUERS      Equipment            MANUFACTURERS
                          -------------                          -------------

INDUSTRY BACKGROUND

  Advances in design and manufacturing process technologies have enabled the semiconductor industry to continue to produce devices with increased speed and performance and reduced geometries. The process technologies necessary to manufacture these advanced devices have required increasingly complex and sophisticated process equipment that have significantly increased the costs of wafer fabrication facilities ("fabs") and have increased the manufacturing challenges for semiconductor device manufacturers. Today's advanced technology fabs typically cost in excess of $1 billion, with a significant portion directed to critical "front-end" manufacturing process equipment which build the layers on semiconductor wafers which make up a single semiconductor device. More than 40% of all semiconductor equipment, which in turn perform more than 70% of the process steps, requires the introduction, management and evacuation of process gases. These steps include the deposition of insulating or conducting materials onto a wafer; the etching of the wafer to selectively remove deposited material; and other process steps. According to VLSI
Research, in 1996, the market for deposition and etch equipment was $10.4 billion. Deposition and etch processes require highly controlled process environments and chemistry and, as a result, the equipment used for deposition and etch is complex and incorporates sophisticated systems to control various process gases and the conditions in which they are used. In an attempt to continue the historical trends of increasing device density and performance while maintaining or improving manufacturing yield, device manufacturers continuously demand innovations in the core process technologies underlying deposition and etching, among others. In order to meet such demands, equipment manufacturers have been required to repeatedly improve their process equipment in many respects, including the inclusion of increasingly complex and sophisticated gas delivery systems.

  Gas delivery systems and subassemblies are critical to the equipment's ability to perform the deposition, etching and other process steps required in semiconductor device production. These process steps frequently include the precise introduction of various high-purity process gases, the exact management of process chamber conditions and the evacuation of process gases from the chamber before each new step. Gas delivery systems also play a critical role in controlling contamination in the semiconductor manufacturing process. Maintenance of gas purity and the reduction of particle contaminants are increasingly important as geometric reductions in feature sizes and greater densities magnify the effect of impurities on manufacturing yields. In order to achieve higher yields, greater throughput and higher levels of equipment utilization, semiconductor device manufacturers require equipment that incorporates increasingly complex and specialized gas delivery systems that, among other things, minimize chemical particle contamination.


                       [DIAGRAM 29-A TO BE INSERTED HERE]
  [A diagram depicting typical multi-chamber semiconductor process equipment, highlighting and labeling gas delivery systems and subassemblies.]



  The size of gas delivery systems and the number of components used in such systems and subassemblies have increased steadily. Gas delivery systems are typically comprised of subassemblies of numerous discrete components such as filters, purifiers, regulators, transducers (monitors), manifolds, valves and mass flow controllers whose role in the aggregate is to maintain gas purity, deliver required gas to the process equipment, measure gas flow rates, precisely time the introduction and mixture of process gases to the process chamber and evacuate residual gases from the chamber in preparation for the next process step. Today, an advanced gas delivery system for etch can be as large as 16 cubic feet and incorporate more than 200 components, many of which are available from multiple vendors. Further, equipment manufacturers have customarily offered their device manufacturer customers the opportunity to specify discrete gas delivery component parts from particular vendors, even though such component parts perform the same functions as parts which could be obtained from another vendor. Thus, the procurement of various discrete gas delivery components has become increasingly costly and time consuming. As a result of such broad component availability, device manufacturers have tended to specify highly customized gas delivery systems which often require ongoing modifications up until the final stages of assembly. These customization requirements, when coupled with the specification by customers of multiple discrete component parts from particular vendors, have required equipment manufacturers to develop capabilities in specialized and small lot manufacturing, to maintain large gas delivery component inventories and to repeatedly design iterations for gas delivery systems and subassemblies. At the same time, the period for delivering and installing semiconductor equipment in a fab has become increasingly compressed because significant delays in constructing, in equipping, or in achieving full operating utilization of a fab result in higher start up costs, lost revenue and market share, lower operating margins and ultimately, lower profits for semiconductor device manufacturers. The effective and timely manufacture of the gas delivery system is crucial to an equipment manufacturer's ability to install its equipment on time in a fab. As a result, equipment manufacturers must be able to respond quickly and effectively to the last-minute reconfiguration requests and quick turn around demands of device manufacturers.

  The growing complexity of gas delivery systems and rising demands by device manufacturers for their last minute customization and rapid turnaround have placed increasing demands on semiconductor equipment manufacturers for resources dedicated to the design and manufacture of gas delivery systems and to the procurement and stocking of components. In contrast to core process technologies, the Company does not believe that gas delivery systems have been a competitive differentiator among equipment manufacturers. The Company believes that equipment manufacturers are increasingly required to develop innovations to their core deposition, etch and other process technologies, as semiconductor wafer sizes increase from 8 to 12 inches, line widths decrease to
0.25 microns and below, and semiconductor densities increase. The Company believes that the desire of equipment manufacturers to concentrate on their core competencies, and to ensure that gas delivery requirements can be met in a timely and cost effective manner has led to outsourcing gas delivery systems to third parties, and to attempts to create gas delivery systems which are more capable of standardized volume manufacture rather than the present specialized, small lot manufacturing approach. Many equipment manufacturers outsource the manufacture of gas delivery subassemblies, but then provide final gas delivery system integration in house. In some cases, equipment manufacturers outsource the design and manufacture of the entire gas delivery system. In general, the design and manufacture of entire systems requires greater infrastructure and expertise than subassembly manufacturing in order to meet turnaround and performance requirements, and equipment manufacturers' requirements for independent suppliers of gas delivery systems are more comprehensive than for providers of gas delivery subassemblies.

  The Company believes that equipment manufacturers are seeking more standardized volume manufacturing and as a result are encouraging device manufacturers to eliminate the specification of large numbers of discrete component parts from particular vendors, and instead to accept a more limited number of "modular" choices for their gas delivery needs. The Company believes that the drive toward a modular approach will become increasingly important as new fabs are constructed to manufacture 12 inch wafers. The Company believes that this simplified "modular" approach has the potential to reduce the number of vendors and specific parts required to be ordered for a given gas delivery system, and thus reduce cycle time and inventory management, while enabling the cost savings associated with volume manufacturing.

  The Company believes that semiconductor equipment manufacturers are increasingly seeking independent providers that are focused exclusively on the development and production of gas delivery systems and subassemblies. As evolving process technologies have become more complex, the Company believes that equipment manufacturers will seek independent providers that can provide precisely fabricated gas delivery subassemblies and, increasingly, complete traditional or modular gas delivery systems, more quickly and cost effectively than their internal capabilities and resources allow. These independent providers may benefit from the efficiencies associated with servicing multiple equipment manufacturers and may provide the expertise and rapid turnaround capabilities necessary to meet the requirements of the ultimate device manufacturer customers. The Company believes that as the semiconductor industry evolves toward 12 inch wafers, the ability of independent providers to provide a more standardized modular gas delivery platform will become increasingly important.

INSYNC SOLUTION

  The Company is a leading provider of outsourcing services to semiconductor equipment manufacturers for the design and manufacture of gas delivery systems and subassemblies. The Company believes its outsourcing services reduce its customers' total costs by shortening product delivery cycle times, reducing inventory and materials procurement costs, eliminating redundant work, enhancing information exchange, and coordinating increasingly complex manufacturing and design processes. With extensive expertise in gas delivery requirements and the ability to design and manufacture complex customized systems and subassemblies within the short time constraints demanded by equipment manufacturers, the Company enables its customers to focus resources on core process technologies. The Company has also recently introduced the IGS, a modular platform for gas delivery that is designed to simplify the specification, configuration, manufacturing and serviceability, and reduce cycle time and overall semiconductor process equipment cost. The Company believes that its customers benefit from the expertise and efficiencies that the Company derives from providing outsourced gas delivery solutions to multiple leading equipment manufacturers.

STRATEGY

  The Company's objective is to be the primary provider of outsourcing design and manufacturing services for gas delivery to leading semiconductor equipment manufacturers. To accomplish this objective, Insync seeks to develop and provide solutions which allow equipment manufacturers to fully outsource their gas delivery requirements and consistently satisfy their customers' demands for on-time delivery of reliable process equipment. To fulfill its objective, the Company intends to:

  Extend Leadership in Gas Delivery. The Company has developed significant expertise in key gas delivery disciplines such as gas chemistry, physics, thermodynamics and ultra-clean manufacturing. The Company's key customers currently include three of the five largest North American process equipment manufacturers. The Company is seeking to extend its leadership position by strengthening its close working relationships both with its equipment manufacturing customers and their customers (semiconductor device manufacturers) in order to increase its knowledge and understanding of gas delivery in the actual fab operating environment. The Company believes these relationships provide it with an early insight into advances in semiconductor manufacturing technologies and an opportunity to develop innovations and technologies in response to the current and emerging gas delivery needs of device manufactures. For example, the IGS, the Company's modular platform for designing and manufacturing gas delivery systems, was developed to address a perceived need for simplification, modularity and rapid configurability which the Company believes will become increasingly important factors as the industry transitions to 12 inch wafer processing equipment. In addition, the Company is developing proprietary design tools to allow its customers to simplify their gas delivery system design and specification activities.

  Expand Gas Delivery Systems Business. The Company is seeking to expand the gas delivery systems sector of its business which it believes represents a significant future market opportunity. The Company believes that, to the extent the complexity and resource demands of gas delivery systems continue to distract equipment manufacturers' from their core competencies, they will increasingly outsource their gas delivery requirements, including the outsourcing of complete gas delivery systems. The Company believes that existing and potential customers will view a significant gas delivery system capability as an important factor in selecting an outsource gas delivery provider. In order to expand its gas delivery system capacity and capabilities, the Company has tailored its manufacturing operations to include a dedicated gas delivery system manufacturing capability.

  Strengthen Relationships with Customers and Suppliers. The Company intends to continue to integrate its business processes with those of its key customers and suppliers in order to: reduce total costs for its customers, its suppliers and the Company; eliminate redundant work; enhance information exchange; coordinate increasingly complex manufacturing and design processes; and to enable its customers to shorten their product delivery cycle times. For example, by providing substantially all of the gas delivery needs of Watkins-Johnson, Insync has reduced this customer's costs by reducing the customer's design engineering expenses, redesigning critical components and significantly curtailing redundant overhead expenses. The Company believes that the establishment of such close relationships improves its potential to supply a greater proportion of its existing customers' gas delivery needs and may attract new customers and suppliers.

  Leverage Manufacturing Capabilities. The Company is developing world-class manufacturing capabilities that equal or exceed those of its key customers and competitors with respect to gas delivery systems and subassemblies. The Company believes that manufacturing capabilities, as well as capacity, are a critical determinant in an equipment manufacturer's decision to outsource its gas delivery system and subassembly needs. The Company believes its manufacturing process capabilities and capacity enable it to provide multiple and varied customers with complex, customized gas delivery systems and subassemblies within the short time demands of equipment manufacturers. This assists its customers in maintaining or reducing their cycle times and maintaining high quality standards on a cost-competitive basis. The Company has invested significant resources in recent years in new manufacturing facilities and in the redesign of its manufacturing processes, including the establishment of new protocols for tooling and automation and specific manufacturing cells for gas delivery systems, for subassemblies and for "quick-turn" projects to accommodate last-minute changes and rush orders. Particularly in the area of gas delivery system manufacturing, the Company has extended its capabilities and expanded its capacity to levels that it believes exceed current demand to demonstrate its ability to meet the needs of customers and potential customers.

  Promote Modular Platform Approach. The Company believes that a shift to "modular" approaches to gas system design and manufacture from the present practice of specifying a large number of discrete component parts of specified manufacturers, is an essential step in the ability to reduce cycle time, reduce inventory management and achieve the cost savings associated with volume manufacturing of standard products. Although the Company does not anticipate that modular gas delivery systems will be deployed in high volumes in equipment designed for traditional gas systems, the Company believes that the transition to 12 inch wafer processing equipment will present an opportunity for widespread adoption of modular gas systems. In anticipation of this opportunity, the Company developed the IGS, a modular platform for gas delivery systems in order to, among other things, significantly reduce the required number of discrete components and reduce cycle times for designing and manufacturing gas delivery systems.

SYSTEMS AND SERVICES

  The Company is a leading provider of outsourcing services to semiconductor equipment manufacturers for the design and manufacture of gas delivery systems and subassemblies. Gas delivery systems and subassemblies are used principally in deposition, etch and other processing equipment. The Company's systems and services are designed to, among other things, maintain purity in the process chamber and shorten cycle times for equipment manufacturers, thereby contributing to lower wafer manufacturing costs for device manufacturers.

  The manufacture of gas delivery systems and subassemblies is a highly specialized process. The various components and materials used in each product must be inspected and certified for purity and usability. The infrastructure must be precisely sized and assembled to fit the individual semiconductor equipment manufacturers' specifications and to ensure that each connection is free of oxidation and corrosion. Inspection and testing procedures must be rigorous and exact to insure that high purity standards have been maintained.

  Gas Delivery Systems. The Company's gas delivery systems regulate the exact flow, pressure, purity and mixing of the gases to the process chamber, functions that are critical to successful semiconductor manufacturing. Production of these complex systems involves conceptual system design, mechanical design, materials procurement and management, quality assurance, fabrication and assembly of various components and product testing and analytical certification. The Company's systems are most frequently used on etch and deposition process equipment such as Lam Research's Rainbow series, Watkins-Johnson's APCVD-1000 and Novellus System's Speed series. Prices of the Company's gas delivery systems vary according to size, complexity and number of components in the system, and generally range between $35,000 and $75,000 (excluding mass flow controllers) and have been as high as $200,000.

  Insync is committed to being the market leader in gas delivery for semiconductor equipment manufacturers by simplifying the processes and shortening the time required to specify, design, manufacture and install a gas delivery system. The Company believes that providing these benefits to semiconductor equipment manufacturers will encourage them to adopt the Company as their primary outsourced gas delivery system provider. Accordingly, the Company has devoted a significant amount of its research, development and engineering efforts in the past three years towards the development of the IGS, the Company's modular platform for systems.

  The Company introduced the IGS in June 1997. Although net sales attributable to the IGS have not been material to date, the Company believes the IGS will reduce total gas delivery system costs and permit users to: reduce cycle time for manufacturing gas delivery systems; reduce gas delivery system design expenses; reduce equipment footprint to better utilize expensive fab clean room space; reduce the required number of discrete components; increase gas delivery system performance and overall equipment utilization in certain processes; reduce contamination through moisture reduction and shortened flow paths for gases; and reduce time for field modifications and maintenance through its modular design. There can be no assurance that the IGS platform will achieve wide market acceptance. See "Risk Factors--Evolving Gas Delivery Industry; Dependence on Outsourcing" and "--Rapid Technological Change."

  Subassemblies. Subassemblies are customized configurations of components such as regulators, valves, filters and fittings. The Company manufactures subassemblies separately for its customers and also combines them to form the core of its gas delivery systems. Subassemblies also serve as interconnections between the gas delivery systems, the process chambers and the vacuum pumps located in the fab. Semiconductor equipment manufacturers require numerous subassemblies, often in multiple configurations, to support the gas delivery requirements of their customers. The Company's subassemblies range in price from approximately $50 to over $2,000. The Company believes that subassemblies will continue to be a significant source of its net sales.

  The various processes and procedures required to produce gas delivery products generally must be accomplished rapidly due to the "last minute" design nature of gas delivery configurations. The Company believes the ability to produce subassemblies rapidly is an important competitive factor. Insync's manufacturing process generally enables the Company to provide rapid fabrication of complex subassemblies in between two and 72 hours. See "Risk Factors--Failure to Meet Customer Performance Criteria; Risk of Relays or Defects."

  Services. The Company provides specialized services in an ongoing effort to address all the gas delivery requirements of its semiconductor equipment manufacturer customers. Specifically, the Company provides assistance in mechanical and system design as well as analytical certification services. For example, the Company has redesigned a gas delivery system for a key customer, which substantially improved overall equipment performance and reliability and reduced field service costs by approximately one million dollars during the 12 month period following deployment of the redesigned system. Mechanical design services include the design of new gas delivery systems and the redesign of existing gas delivery systems. The design process includes concept evaluation, cost analysis, design and documentation. Analytical certification services generally include the moisture and particulate evaluation of components, subassemblies and gas delivery systems.

CUSTOMERS

  The Company is a leading independent provider of gas delivery systems and subassemblies to four major North American semiconductor equipment manufacturers: Applied Materials, Lam Research, Watkins-Johnson and Novellus Systems. In addition, the Company has sold gas delivery systems and subassemblies to numerous other semiconductor equipment manufacturers. Applied Materials, Lam Research and Watkins-Johnson each represented in excess of 10% of the Company's net sales during both 1996 and the six months ended June 30, 1997. These three, together with Novellus Systems, represented approximately 86% of the Company's net sales during 1996 and approximately 90% of its net sales for the six months ended June 30, 1997. The Company believes that its ongoing relationships with these major companies will enhance its ability to stay abreast of the latest developments in gas delivery system requirements and technologies.

  The Company expects that a significant portion of its net sales will continue to be derived from sales to a limited number of customers for the foreseeable future. The Company's operating results could be materially adversely affected by any loss of business from, the cancellation of orders by, or decreases in prices of products sold to, any of these customers. See "Risk Factors--Customer Concentration," "--Dependence on Selection as Provider for New Products" and "--Dependence on Outsourcing; Evolving Gas Delivery Industry."

MARKETING, SALES AND SUPPORT

  The Company's ability to increase its net sales is largely dependent upon maintaining its role as a primary supplier of gas delivery products to its existing customers, its ability to continue to increase its capacity in support of its customers' growth and its success in adding new customers. Each of the Company's four key customers is serviced by a customer specific team. The teams are comprised of sales managers, sales support personnel, engineers and manufacturing managers who implement and integrate the multiple specialized services required to complete a customized order. In addition, the teams assist in the design and implementation of various cooperative projects with customers, including those that eliminate unnecessary processes and costs and those which provide support before, during and after orders are received. The Company believes that it has close working relationships with its key customers and that these relationships help it to continually forecast requirements for inventory and manufacturing capacity, which allow it to plan resources so that customer demands can be satisfied in a timely manner. As a principal element of its marketing and support strategy, Insync concentrates on pursuing the integration of its business processes and information systems with those of its customers to provide both significant improvements in cycle time and the reduction of total costs for key customers and the Company. The Company also maintains an engineering group which works directly with its customers' technical personnel on-site to produce innovative technology and to increase the Company's understanding of its customers' gas delivery system needs.

RESEARCH, DEVELOPMENT AND ENGINEERING

  The market for semiconductor manufacturing equipment is characterized by, among other things, rapid technological change. As more process steps are required and device geometries are reduced in the production of semiconductors, the risks of contamination also increase. The increasing complexity of the wafer fabrication process has led to the requirement for increasingly complex and precise gas delivery systems and subassemblies. The Company believes that the continued and timely development of new solutions and manufacturing methods are essential for it to maintain its competitive position. The Company works directly with semiconductor equipment and semiconductor device manufacturers to develop gas delivery technologies that exceed the device manufacturers' requirements for purity and that improve the throughput of fabs and decrease the time to full manufacturing utilization.

  As of June 30, 1997, the Company had 44 full time employees in research, development and engineering. The Company incurred research, development and engineering expenses of $699,000, $2.2 million, $3.6 million and $1.9 million during 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively, and expects to continue to increase such expenditures in the future. The Company also intends to continue to leverage its research and development efforts by engaging in projects with its customers and other third parties. See "Risk Factors--Rapid Technological Change."

MANUFACTURING

  The Company believes that advanced manufacturing process capabilities and the ability to increase manufacturing capacity concurrent with the expanding requirements of semiconductor equipment manufacturers are critical competitive factors in the gas delivery marketplace. The Company currently offers its customers proprietary manufacturing methods, including automated stainless steel tube cutting, manufacturing and tooling protocols and specialized tubing which produce less corrosion and correspondingly less contamination in the production environment. Other manufacturing techniques in which the Company has significant expertise include patented moisture reduction methods, and electropolishing techniques for reduction of contamination.

  The Company's manufacturing activities consist of a multi-step process which can include assembly and testing of subassemblies and their integration into finished gas delivery systems. Stringent cleanliness controls are present throughout the manufacturing process and testing areas of production to reduce particle contamination. Much of the assembly and testing of the Company's systems are conducted in clean room environments. Prior to shipping a completed product, the customers' engineers may perform acceptance tests at the Company's facilities. After passing the acceptance tests, the gas delivery system or subassembly is packaged in a clean room environment and prepared for shipment.

  The Company is in the process of installing a new management information system which it anticipates will enable it to maintain high manufacturing standards at significantly increased production levels and to interface directly with the information systems of its customers. The Company intends to continue to strive for improvements in processes, training, tool development and internal organization which the Company believes will contribute to lower costs and improve on-time performance. There can be no assurance, however, that the Company will successfully implement such installation or achieve such improvements or that such improvements, if achieved, will result in lower costs or on-time performance.

  The Company procures certain components and raw materials included in its products from single source suppliers or a limited group of suppliers. Most single source supply requirements result from specification of particular components by semiconductor device manufacturers. To date, the Company has generally been able to obtain adequate supplies of such components and raw materials in a timely manner. However, disruption or termination of certain of these sources without adequate or timely replacement sources could have a material adverse effect on the Company's operations. The Company believes that alternative sources could be obtained and qualified to supply these products, if necessary. See "Risk Factors--Management of Business Fluctuations" and "-- Sole or Limited Sources of Supply."

COMPETITION

  The Company believes that competition in the gas delivery market is intense and likely to increase substantially. Traditionally, gas delivery systems and subassemblies have been primarily manufactured internally by semiconductor equipment manufacturers. While these equipment manufacturers are significant customers or potential customers of the Company, companies including Applied Materials and Lam Research continue to produce significant quantities of gas delivery systems internally. For a variety of reasons, including any downturn or slowdown in the semiconductor equipment industry, there can be no assurance that semiconductor equipment manufacturers will not elect to utilize their internal manufacturing capacity to manufacture a greater percentage or all of their gas delivery requirements. The Company's competitors also include numerous privately and publicly held independent gas delivery providers, mass flow controller companies and others. The Company competes with these independent gas delivery providers, mass flow controller companies and other companies on the basis of an ability to: provide advanced system design and engineering services; offer adequate manufacturing capacity to meet customers' cycle time requirements; price competitively; provide outstanding equipment performance, reliability and quality; maintain sufficient financial resources; deliver superior customer service; and, support and maintain good relationships with customers and parts suppliers. The Company believes it presently competes favorably with respect to these factors.

  Other companies not currently offering such systems, including gas suppliers, may attempt to enter and develop products for this market or to develop alternative technologies which could reduce the need for the Company's products. The trend towards consolidation in the semiconductor equipment industry has made it increasingly important to have the financial resources and manufacturing capacity necessary to meet the requirements of large equipment manufacturers, to fund customer service and support, and to invest in both product and process research and development. Current and potential competitors may have substantially greater financial resources, name recognition and more extensive engineering, manufacturing, marketing and customer service and support capabilities than the Company. In addition, most of the Company's key customers have established relationships with one or more of the Company's competitors as additional or alternative providers, which the Company believes tends to further intensify competition and may limit the Company's ability to capture a greater percentage of a customer's outsourced gas delivery systems requirements. The Company expects its current competitors to continue to improve the design and performance of their existing products and processes, and to introduce new products and processes with improved performance characteristics and/or lower prices. New product introductions or product announcements by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products. Moreover, such increased competitive pressure could lead to intensified price competition, which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully in the future.

BACKLOG

  As of June 30, 1997, the Company's backlog was approximately $9.9 million. The Company includes in its backlog only those customer orders for systems and subassemblies for which it has accepted purchase orders and assigned shipment dates within the following 12 months. Industry practice allows the customer to cancel or reschedule orders prior to shipment with liability only for purchased materials and manufacturing steps completed as of the date of cancellation. Accordingly, the Company's backlog at a particular date may not necessarily be representative of actual sales for any succeeding period.

INTELLECTUAL PROPERTY

  The Company relies on a combination of patent, copyright, trademark and trade secret laws, nondisclosure agreements and other intellectual property protection methods to protect its proprietary technology. Although the Company currently holds two patents and has three pending patent applications in the United States, the Company believes that patents are of less significance in this industry than such factors as innovative skills, technical expertise and know-how of its personnel. There can be no assurance that the Company's competitors will not be able to legally ascertain the nonpatented proprietary information embedded in the Company's gas delivery systems, in which case the Company may be precluded from preventing the use of such information. To the extent the Company elects to assert its patent rights, there can be no assurance that any claims of the Company's patents will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, that any rights granted thereunder will provide adequate protection to the Company, or that the Company will have sufficient resources to prosecute its rights.

  Although the Company has not received any notices from third parties alleging infringement claims, there can be no assurance that infringement claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's financial condition, business and results of operations. If any such claims are asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. There can be no assurance that a license will be available on reasonable terms or at all. The Company could decide, in the alternative, to resort to litigation to challenge such claims. Such challenges could be extremely expensive and time consuming. Adverse determinations in any litigation could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling its products. Any of these developments could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

  As of June 30, 1997, Insync had a workforce consisting of 324 full time employees and 48 persons employed on a temporary basis. No employee of the Company is currently represented by a labor union. Management considers its employee relations to be good. The Company believes that its future success is dependent to a significant degree on its being able to continue to attract and retain skilled personnel.

FACILITIES

  The Company maintains its headquarters in Milpitas, California in a leased 71,000 square foot facility. In addition to housing its corporate offices, the facility is the center for one of the Company's three manufacturing groups. The lease on 48,000 square feet of the facility expires on August 1, 2000 with two five-year renewal periods available. The lease on the remaining 23,000 square feet of the Milpitas facility expires on March 31, 1998. The Company also leases a manufacturing facility in Austin, Texas. This facility comprises 70,000 square feet and the lease thereon expires September 2001, with three three-year renewal periods available. The Company's manufacturing facility in Fremont, California encompasses 21,000 square feet and the lease thereon expires on December 31, 2001 with one five-year renewal period available. The Company's locations are convenient to the corporate and product design offices and manufacturing facilities of its key customers.

ENVIRONMENTAL REGULATIONS

  The Company is subject to a variety of governmental regulations relating to the use, storage, handling, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The Company uses lubricants, adhesives, solvents and cleaners in connection with its manufacturing and assembly operations. The Company believes that its storage, use and disposal of such materials complies in all material respects with applicable governmental regulations, and that it has obtained all necessary environmental permits to conduct its business. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities, resulting in a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Limited Insurance Coverage; Environmental Regulation."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the Company's directors and executive officers as of June 30, 1997:

                NAME                AGE                POSITION
                ----                ---                --------
 Stanley L. Leopard(1)............   50 Chairman of the Board and Chief
                                         Executive Officer
 Jorge L. Titinger................   36 President and Chief Operating Officer
 Brent D. Elliot..................   34 Executive Vice President, Technology
                                         and Marketing and Director
 Frank R. Balma...................   48 Vice Chairman of the Board
 Terence J. Griffin...............   35 Senior Vice President, Chief Financial
                                         Officer and Secretary
 Michael C. Child(2)..............   42 Director
 Don M. Lyle(2)(3)................   58 Director
 Russell G. Redenbaugh(1).........   52 Director
 W. Lee Shevel(1)(3)..............   65 Director

--------
(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee

  Stanley L. Leopard became Chairman of the Board of the Company in January 1993 after serving in an advisory capacity for two years. He was named Chief Executive Officer in August 1994. Mr. Leopard also served as the Company's Chief Financial Officer from January 1993 to July 1994. Prior to joining the Company, Mr. Leopard was a principal of Leopard & Associates, a management consulting firm that he formed in 1983.

  Jorge L. Titinger has served as the Company's President and Chief Operating Officer since November 1996. From November 1995 to November 1996, Mr. Titinger served as the Company's Vice President of Operations. From February 1993 to October 1995, Mr. Titinger was Vice President of Operations and Customer Service as well as one of the founders of NeTpower, Inc., a network computing company. Prior to founding NeTpower, Inc. Mr. Titinger worked in various management capacities for MIPS/Silicon Graphics from October 1989 to January 1993.

  Brent D. Elliot, a founder of the Company, has served as Executive Vice President, Technology and Marketing since April 1997, after having served as Senior Vice President, Technology and Marketing since November 1996. Prior to that, Mr. Elliot served in the Company's Office of the President from August 1995 to November 1996. Mr. Elliot previously held a number of other positions at the Company, including Chief Technical Officer from April 1994 to November 1996, Chief Financial Officer from September 1989 to January 1993, Secretary from September 1989 to July 1994 and Executive Vice President from September 1989 to April 1994. In addition, Mr. Elliot has been a director of the Company since its inception in 1989. From 1981 through 1989, Mr. Elliot served as Director of Operations of Innovative Engineering, Inc., a manufacturer of hazardous gas abatement equipment for the semiconductor industry.

  Frank R. Balma, a founder of the Company, has served as Vice Chairman of the Board since November 1996. From August 1995 until November 1996, he served in the Company's Office of the President and was its Chief Operating Officer from August 1994 to November 1996. From September 1989 to August 1995, Mr. Balma served as the Company's President. He also served as the Company's Chief Executive Officer from September 1989 to August 1994. In addition, Mr. Balma has been a director of the Company since its inception in 1989. From 1986 to 1989, Mr. Balma was Director of Sales at

Innovative Engineering, Inc., a manufacturer of hazardous gas abatement equipment for the semiconductor industry.

  Terence J. Griffin joined the Company in August 1993 as Corporate Controller and has been the Company's Chief Financial Officer, Vice President and Secretary since July 1994. In April 1997, Mr. Griffin was appointed as a Senior Vice President of the Company. From 1986 to 1993, Mr. Griffin held various financial positions at Diasonics, Inc., a manufacturer of medical imaging equipment, ultimately serving as Finance Manager for Diasonics' Ultrasound Division.

  Michael C. Child has been a director of the Company since January 1996. Mr. Child is currently a Managing Director of TA Associates, a private equity firm. Mr. Child joined TA Associates in 1982 and served as a General Partner from 1986 to 1994. Mr. Child also serves as a director of Sonic Solutions, a digital audio workstation company.

  Don M. Lyle has been a director of the Company since April 1995 after serving in an advisory capacity from November 1993 to March 1995. He has been a principal of Technology Management Co., a management consulting firm, since 1983. He also served as Vice President of Tandem Computers, a computer manufacturing company, from June 1988 to December 1994. From 1968 to 1983, Mr. Lyle served in various capacities at Burroughs Corporation, a mainframe and computer manufacturing company, including Vice President, Systems Management and Vice President, Advanced Technology. He is currently a director of DH Technology, Inc., a communications networking firm, a director of Emulex Network Systems, a specialty printer company and a director of NRI
Corporation, a        company.

  Russell G. Redenbaugh has been a director of the Company since April 1995 after serving in an advisory capacity from May 1994 to March 1995. He has been a partner and director of Cooke & Bieler, Inc., a Philadelphia-based investment management firm, since 1969. Since 1985 Mr. Redenbaugh has been president of Kairos, Inc., a management consulting firm. In addition, he is a member of the U.S. Civil Rights Commission.

  W. Lee Shevel has been a director of the Company since April 1995 after serving in an advisory capacity from November 1993 to March 1995. He has been an owner and Managing Director of EIM, a management consulting firm, since June 1994. Dr. Shevel served in several positions with Unisys Corporation, an information systems and services company, from June 1992 to June 1994. In addition, Dr. Shevel was President of Paramax Canada, a Unisys company, from 1988 to 1992 and Vice President, Systems and Technology from 1984 to 1988.

  Directors are elected by the shareholders of the Company for one-year terms and hold office until the next annual meeting of shareholders or until their successors are elected and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Executive Committee consists of Stanley L. Leopard, Russel G. Redenbaugh and W. Lee Shevel. The Executive Committee has all the authority and powers of the Board of Directors to act on behalf of the Company subject to certain limitations set forth in the Company's Bylaws. These limitations include a prohibition on taking any action requiring shareholder approval; the filling of vacancies or appointments to the Board of Directors or any other committee of the Company and the fixing of compensation with respect to such positions; and distributions to shareholders except at a rate and range and during a period previously determined by the Board of Directors. Following the taking of any action by the Executive Committee, the Committee is required to prepare a report to the Board of Directors of the Company.

  The Compensation Committee consists of Michael C. Child and Don M. Lyle. The Compensation Committee reviews and evaluates the compensation and benefits of employees of the Company, reviews general policy matters relating to the compensation and benefits of employees of the Company and makes recommendations concerning these matters to the Board of Directors. The Compensation Committee also administers the Company's 1993 Plan and will administer the 1997 Plan and the 1997 Purchase Plan when such plans become effective.

  The Audit Committee consists of Don M. Lyle and W. Lee Shevel. The Audit Committee reviews the scope and timing of the Company's independent auditors' audit services and other services they are asked to perform, including the auditors' report on the Company's financial statements following completion of their audit and the Company's policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee makes annual recommendations to the Board of Directors for the appointment of the Company's independent auditors for the ensuing year.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  None of the Compensation Committee members has been at any time an officer or employee of the Company. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other Company's board of director's compensation committee.

DIRECTOR COMPENSATION

  The Company does not have a formal director compensation plan, but currently pays directors a $2,500 stipend for each fiscal quarter of service. In addition, the Company has, from time to time, granted its directors stock options and warrants to purchase Common Stock. See "Certain Transactions."

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

  The Company does not currently have any employment contract in effect with its Chief Executive Officer or any other Named Executive Officer (as defined below).

EXECUTIVE COMPENSATION

  Summary Compensation. The following table sets forth all compensation for services rendered during the year ended December 31, 1996 earned by the Company's Chief Executive Officer and each of the four other most highly compensated officers of the Company whose aggregate compensation exceeded $100,000 (the "Named Executive Officers") for services rendered in all capacities.

                                                  LONG-TERM
                                                 COMPENSATION
                                                 ------------
                                   ANNUAL
                                COMPENSATION        AWARDS
                            -------------------- ------------
                                                  SECURITIES
    NAME AND PRINCIPAL                            UNDERLYING      ALL OTHER
        POSITIONS           SALARY ($) BONUS ($)  OPTIONS(#)  COMPENSATION(1)(2)
    ------------------      ---------- --------- ------------ ------------------
Stanley L. Leopard(3).....   $223,558   $61,555         --         $ 7,625
 Chairman of the Board,
 Chief Executive Officer
Frank R. Balma............    165,773    43,542         --           5,770
 Vice Chairman of the
 Board
Jorge L. Titinger.........    153,192    11,000     99,999(4)        4,925
 President and Chief
 Operating Officer
Brent D. Elliot ..........    203,337    17,979         --           5,350
 Executive Vice President,
 Technology and Marketing
Terence J. Griffin........     98,615    10,834         --           4,004
 Senior Vice President,
 Chief Financial Officer
 and Secretary

--------
(1) In accordance with the rules of the Securities and Exchange Commission, other annual compensation in the form of perquisites and other personal benefits has been omitted in those cases where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for such year.
(2) Consists of life insurance premiums paid by the Company and certain contributions to benefit plans.
(3) Excludes value of the country club membership described in "Certain Transactions."
(4) Includes (i) 50,000 options issued on July 23, 1996 in replacement for 50,000 options issued on November 3, 1995 and canceled on July 23, 1996;
    (ii) 16,666 options issued on July 23, 1996 in replacement for 16,666 options issued on April 19, 1996, and (iii) 33,333 options issued on October 23, 1996. Excludes 16,666 options issued on April 19, 1996 and subsequently cancelled on July 23, 1996.

  Option Grants in Last Fiscal Year. The following table sets forth certain information with respect to the grant of stock options during 1996 to the Named Executive Officers.

                                                                         POTENTIAL REALIZABLE
                                     % OF TOTAL                            VALUE AT ASSUMED
                         NUMBER OF    OPTIONS                               ANNUAL RATES OF
                         SECURITIES  GRANTED TO                         PRICE APPRECIATION FOR
                         UNDERLYING  EMPLOYEES    EXERCISE                  OPTIONS TERM(4)
                          OPTIONS    IN FISCAL     PRICE     EXPIRATION -----------------------
          NAME           GRANTED(1)   YEAR(2)   PER SHARE(3)    DATE        5%          10%
          ----           ----------  ---------- ------------ ----------     --      -----------
Stanley L. Leopard......       --         --          --            --           --          --
Frank R. Balma..........       --         --          --            --           --          --
Jorge L. Titinger.......   16,666(5)     3.3%      $9.00      canceled           --          --
                           16,666(5)     3.3        6.00       4/19/06  $    60,877    $153,151
                           33,333        6.7        6.00      10/23/06      125,866     319,019
                           50,000(6)    10.0        6.00       11/3/05      171,977     427,048
Brent D. Elliot.........       --         --          --            --           --          --
Terence J. Griffin......       --         --          --            --           --          --

--------
(1) Mr. Titinger's options were granted pursuant to the Company's 1993 Plan and become exercisable on an annual basis at the rate of 20% per year. Options exercisable for 16,666 shares of Common Stock have a vesting commencement date of July 1, 1996; Options exercisable for 33,333 shares have a vesting commencement date of January 1, 1997; and options exercisable for 50,000 shares have a vesting commencement date of January 1, 1996.
(2) Includes options to purchase 210,000 shares of Common Stock granted to employees in July 1996 with an exercise price of $6.00. These stock options were issued to replace outstanding stock options which had been previously granted at a price greater than $6.00, and canceled in July 1996.
(3) The per share exercise prices represent 100% of the fair market value of the underlying Common Stock, as determined by the Company's Board of Directors, as of the date of grant.
(4) Amounts reported in this column represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compound rates of appreciation of the Company's Common Stock over the term of these options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercises and the future performance of the Company's Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the current date. The values shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise.
(5) Options exercisable for 16,666 shares of Common Stock were originally issued on April 19, 1996 with an exercise price of $9.00 per share, were canceled on July 23, 1996, and replaced by 16,666 options with an exercise price of $6.00 per share. Both grants are shown in the table.
(6) Options for 50,000 shares of Common Stock were originally issued on November 3, 1995, with an exercise price of $9.00 per share, were canceled on July 23, 1996, and were replaced by options exercisable for 50,000 shares with an exercise price of $6.00 per share. The options exercisable for 50 ,000 shares granted on July 23, 1996 are shown in the table.

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. None of the Named Executive Officers exercised any options to purchase stock of the Company during the year ended December 31, 1996. The following table sets forth information for the Named Executive Officers with respect to options to purchase Common Stock of the Company held at December 31, 1996.

                                NUMBER OF SHARES
                                   UNDERLYING           VALUE OF UNEXERCISED
                             UNEXERCISED OPTIONS AT     IN-THE-MONEY OPTIONS
                             DECEMBER 31, 1996  (#)     AT DECEMBER 31, 1996(1)
                            ------------------------- -------------------------
           NAME             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
           ----             ----------- ------------- ----------- -------------
Stanley L. Leopard.........   33,333       133,333     $117,499     $469,999
Frank R. Balma.............       --            --           --           --
Jorge L. Titinger..........       --        99,999           --           --
Brent D. Elliot............       --            --           --           --
Terence J. Griffin.........   40,000        26,666      210,000      139,997

--------
(1) There was no public trading market for the Company's Common Stock as of December 31, 1996. Accordingly, these values have been calculated on the basis of the fair market value of $6.00 per share, as had most recently been determined by the Board of Directors as of such date.

STOCK PLANS

  Amended and Restated 1993 Stock Option Plan The Company's Amended and Restated 1993 Stock Option Plan (the "1993 Plan") was adopted by the Board of Directors on August 9, 1993 and approved by the shareholders on August 16, 1993. The 1993 Plan was most recently amended on September 15, 1997. The 1993 Plan provides, subject to shareholder approval, for the issuance of a maximum of 1,933,333 shares. As of August 1, 1997, 1,359,751 shares were subject to outstanding options, and 32,692 shares had been issued upon exercise of options granted under the 1993 Plan. Following the Offering, no additional options to purchase Common Stock will be issued under the 1993 Plan.

  The 1993 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code 1986, as amended, (the "Code") to employees (including officers and employee directors) and for the grant of nonstatutory stock options to employees, directors and consultants. Options granted under the 1993 Plan are not transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1993 Plan must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant of the Company, or within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term.

  The 1993 Plan provides that in the event of (i) a merger of the Company with or into another corporation, (ii) a sale of substantially all of the Company's assets or (iii) a reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to holders different from those who held such securities immediately prior to such merger, each option shall be assumed or an equivalent option substituted for by the successor corporation. If the successor corporation assumes or substitutes for options and subsequently involuntarily terminates any employee within 12 months of the merger or sale of assets, then the employee shall have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the outstanding options are not assumed or substituted for by the successor corporation, the Board of Directors shall provide for the optionee to have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable.

  1997 Stock Plan The Company's 1997 Stock Plan (the "1997 Plan") was adopted by the Board of Directors on September 15, 1997 and is subject to shareholder approval. The 1997 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to employees (including officers and employee directors) and for the grant of nonstatutory stock options and stock purchase rights ("SPRs") to employees, directors and consultants. The number of shares of Common Stock currently reserved for issuance pursuant to the 1997 Plan, is equal to (a) 133,333 shares plus (b) the number of shares reserved under the 1993 Plan but not issued or underlying granted options and any shares returned to the 1993 Plan as a result of termination of options under the 1993 Plan, plus (c) annual share increases equal to the lesser of (i) 333,333 shares, (ii) 2.5% of the Company's outstanding shares of capital stock on January 1 of each year or (iii) any amount determined by the Board of Directors. Unless terminated sooner, the 1997 Plan will terminate automatically on September 15, 2007.

  The 1997 Plan may be administered by the Board of Directors or a committee of the Board (as applicable, the "Administrator"). The Administrator has the power to determine the terms of the options or SPRs granted, including the exercise price of the option or SPR, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Administrator has the authority to amend, suspend or terminate the 1997 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1997 Plan.

  Options and SPRs granted under the 1997 Plan are generally not transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Plan must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant of the Company, or within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term.

  In the case of SPRs, unless the Administrator determines otherwise, the restricted stock purchase agreements relating to SPRs shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for shares repurchased pursuant to such restricted stock purchase agreements shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

  The exercise price of all incentive stock options granted under the 1997 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1997 Plan is determined by the Administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1997 Plan may not exceed ten years.

  The 1997 Plan provides that each non-employee director shall automatically
be granted an option to purchase      shares of Common Stock on the date that
such person first becomes a non-employee director, unless immediately prior to becoming a non-employee director, such person was an employee director of the Company. In addition, each non-employee director shall automatically be
granted an option to purchase      shares on the date of the Company's annual
meeting of shareholders, if on such date he or she shall have served on the Board for at least the preceding six months. Each option granted to a non-employee director shall have a term of 10 years, shall vest as to

25% of optioned stock one year from the date of grant, and 1/48 of the optioned stock shall vest each month thereafter, provided that the person continues to serve as a Director on such dates, and the exercise price of each such option shall be 100% of the fair market value per share of the Common Stock on the date of grant.

  The 1997 Plan provides that in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each option and SPR shall be assumed or an equivalent option or SPR substituted for by the successor corporation. If the successor corporation assumes or substitutes options and SPRs and subsequently involuntarily terminates any employee other than for cause within 12 months of the merger or sale of assets, then the employee shall have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the outstanding options and SPRs are not assumed or substituted for by the successor corporation, the Administrator shall provide for the optionee to have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the Administrator makes an option or SPR exercisable in full in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option or SPR shall be fully exercisable for a period of 15 days from the date of such notice, and the option or SPR will terminate upon the expiration of such period.

  1997 Employee Stock Purchase Plan. The Company's 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") was adopted by the Board of Directors on September 15, 1997 and is subject to shareholder approval. A total of 166,666 shares of Common Stock has been reserved for issuance under the 1997 Purchase Plan, plus annual increases equal to the lesser of (i) 133,333 shares, (ii) 1% of the outstanding shares on January 1 of each year or (iii) any amount determined by the Board of Directors.

  The 1997 Purchase Plan, which is intended to qualify under Section 423 of the Code, contains consecutive, overlapping, 12 month offering periods. Each offering period incudes two six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of the Offering and ends on the last trading day on or before October 31, 1998.

  Employees are eligible to participate if they are employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who (i) immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all capital stock of the Company or (ii) whose rights to purchase stock under all employee stock purchase plans of the Company accrues at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under the 1997 Purchase Plan. The 1997 Purchase Plan permits participants to purchase Common Stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings only, excluding payments for overtime, commissions, shift premiums, incentive compensation, bonuses and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 3,333 shares.

  Amounts deducted and accumulated by the participant are used to purchase shares of Common Stock at the end of each purchase period. The price of stock purchased under the 1997 Purchase Plan is 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be reimbursed their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.

  Rights granted under the 1997 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1997 Purchase Plan. The 1997 Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1997 Purchase Plan will terminate on September 15, 2007. The Board of Directors has the authority to amend or terminate the 1997 Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1997 Purchase Plan.

PROFIT SHARING/401(K) PLAN

  The Company maintains the Insync Systems, Inc. Profit Sharing/401(k) Plan (the "401(k) Plan"). All eligible employees of the Company who have attained age 18 may participate in the 401(k) Plan after completing six months of service by enrolling on the first day of any calendar quarter. The 401(k) Plan provides that each participant may contribute from 1% to 15% of his or her pre-tax compensation (up to a statutorily prescribed annual limit of $9,500 in 1997) to the 401(k) Plan. The Company currently matches salary deferral contributions at a rate of 50% up to a limit of 3% of the employee's pre-tax compensation. At the discretion of the Board of Directors, the Company may make a profit sharing contribution to the 401(k) Plan. To date, the Company has not made any profit sharing contribution. The 401(k) Plan includes a stock bonus provision for non-highly compensated participants. The Board of Directors elected to contribute, as of January 1, 1996, an aggregate amount of Common Stock equal to 100 shares per eligible participant up to a maximum of 13,500 shares of Common Stock. Any shares directed to be contributed pursuant to the stock bonus provision by the Board of Directors are allocated equally among the eligible participants. Generally, participants must be employed on the last day of the plan year and have 1,000 hours of service in that plan year to be eligible to receive matching, profit sharing or stock bonus contributions. Matching contributions are always fully vested; stock bonus and profit sharing contributions are subject to a vesting schedule. Participants are permitted to borrow from their account and may also request hardship withdrawals.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company has adopted provisions in its Amended and Restated Articles of Incorporation that limits the liability of its directors for monetary damages as directors to the fullest extent permitted by the California Corporations Code. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by California law. In addition, as permitted by its Bylaws, the Company has also entered into indemnification agreements with its directors and executive officers in addition to the indemnification provided for in the Company's Bylaws. The indemnification agreements may require the Company, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.

  At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

  On January 30, 1996 and March 6, 1996, the Company sold an aggregate of 3,000,000 shares of its Redeemable Preferred Stock for an aggregate consideration of $24 million pursuant to a Series A Preferred Stock and Warrant Purchase Agreement (the "Series A Purchase Agreement"). On January 30, 1996, in connection with the sale of its Redeemable Preferred Stock, the Company also sold, for an aggregate consideration of $1,000, warrants to acquire up to 66,666 shares of its Common Stock at an exercise price of $12.00 per share. Entities affiliated with TA Associates, Inc. purchased an aggregate of 2,500,000 shares of Redeemable Preferred Stock and all of such warrants. Michael C. Child, a director of the Company, is a Managing Director of TA Associates, Inc. The Company's Articles of Incorporation in effect prior to the completion of the Offering provide for the conversion of each share of Redeemable Preferred Stock into between one share and approximately 1.176471 shares of the Company's Common Stock, on a pre-split basis, upon the first public offering of the Company's Common Stock which meets certain criteria, with the exact conversion rate dependent on the public offering price per share applicable to such offering. In connection with the Offering, such conversion rate would be approximately 1.176471, resulting in the 2,500,000 shares of Redeemable Preferred Stock held by entities affiliated with TA Associates, Inc. being converted into 2,941,176 shares of Common Stock of the Company on a pre-split basis, or 1,960,784 shares of Common Stock giving effect to the 2-for-3 reverse stock split to be effected in connection with the Offering. The purchasers of Redeemable Preferred Stock, including entities affiliated with TA Associates, Inc., were also granted certain rights to cause the Company to register the Common Stock issuable upon the conversion of the Redeemable Preferred Stock under the Securities Act.

  Between January 31, 1996 and March 6, 1996, in connection with the sale of its Redeemable Preferred Stock, the Company repurchased an aggregate of 1,607,213 shares of its Common Stock from existing shareholders at a price of $12.00 per share. The opportunity to participate in such repurchase program was extended to all holders of Common Stock on a pro rata basis, with unexercised rights being reallocated to shareholders who desired to sell more than their pro rata allocation. The following table summarizes the sales of Common Stock made by the officers and directors of the Company in such repurchase program:

                                                       SHARES OF     AGGREGATE
                                                      COMMON STOCK CONSIDERATION
                                                      SOLD TO THE     PAID BY
                                                        COMPANY     THE COMPANY
                                                      ------------ -------------
Stanley L. Leopard...................................   146,918     $ 1,763,016
Frank R. Balma.......................................   375,248       4,502,984
Brent D. Elliot......................................   366,666       4,400,000
Don M. Lyle..........................................    13,333         160,000
Lee W. Shevel........................................    13,333         160,000
                                                        -------     -----------
  Total..............................................   915,498     $10,986,000
                                                        =======     ===========

  On May 1, 1994, for consulting services rendered to the Company in his individual capacity, Russell Redenbaugh, a director of the Company, was issued a fully-vested warrant expiring in 2004 to purchase 33,333 shares of the Company's Common Stock at an exercise price of $0.75 per share. On March 8, 1995, Mr. Redenbaugh was granted an option under the 1993 Plan to purchase 50,000 shares of Common Stock at an exercise price of $4.50 per share which will become exercisable in equal quarterly installments over five years of continued service commencing January 1, 1995. On April 5, 1995, for his services as a director, Mr. Redenbaugh was granted an option under the 1993 Plan to purchase 16,666 shares of Common Stock at an exercise price of $4.50 per share, which will become exercisable in five equal annual installments upon completion of each year of service subsequent to April 5, 1995. On August 23, 1995, Mr. Redenbaugh was issued a fully-vested warrant expiring in 2005 to purchase 23,333 shares of Common Stock at an exercise price of $5.25 per share, for services in his capacity as a consultant to the Company. On January 23, 1996, Mr. Redenbaugh purchased 20,000 shares of the Company's Common Stock from each of Stanley L. Leopard, Frank R. Balma and Brent D. Elliot, at a per share price of $5.25 pursuant to options granted to Mr. Redenbaugh by each of the named individuals.

  Mr. Redenbaugh, a director of the Company, is the Chief Executive Officer and majority shareholder of Kairos, Inc. ("Kairos"), a management consulting firm. Beginning in 1994, the Company engaged the services of Kairos to advise the Company on certain management and business matters for which the Company paid Kairos $110,000. During 1997, 1996 and 1995, the Company paid Kairos $100,000, $112,000 and $186,000 respectively for consulting services. In addition, during 1995, the Company issued to certain Kairos employees and consultants options and warrants to purchase an aggregate of 99,997 shares of Common Stock at a weighted average exercise price of $2.75, of which 43,333 fully-vested warrants expiring in 2005 with an exercise price of $1.50 per share were granted to Mr. Redenbaugh and 5,000 fully-vested warrants were granted to Frederick T. Hecht, a consultant of the Company as described below.

  The Company also paid approximately $157,000, $241,000, $144,000 and $64,000 in 1997, 1996, 1995 and 1994, respectively, to Hecht and Associates, Inc. for sales and management training classes for certain of the Company's employees. Frederick T. Hecht owns a majority interest in Hecht and Associates, Inc. and has also been paid $6,000 and $3,000 in 1995 and 1994, respectively, for services rendered in his individual capacity as an advisor to the Company's Board of Directors. Stanley L. Leopard, the Company's Chairman and Chief Executive Officer, formerly held a minority interest in Hecht and Associates, Inc.

  In return for his consulting services in 1994, on May 1, 1994 Mr. Hecht was issued a fully-vested warrant from the Company expiring in 2004 for 33,333 shares of Common Stock at an exercise price per share of $0.75. On May 10, 1995, Mr. Hecht received another fully-vested warrant expiring in 2005 for 5,000 shares of Common Stock at an exercise price per share of $1.50 for his consulting services to the Company rendered on behalf of Kairos. Mr. Hecht also received a gift of 6,666 shares of Common Stock from Frank R. Balma in 1995. On March 8, 1995, the Company granted Mr. Hecht an option under the 1993 Plan to purchase 50,000 shares of Common Stock at an exercise price per share of $4.50 in return for consulting services, which will become exercisable in equal quarterly installments over five years of continued service commencing January 1, 1995.

  On April 5, 1995, for his services as a director of the Company, Don M. Lyle was granted an option under the 1993 Plan to purchase 16,666 shares of Common Stock at an exercise price per share of $4.50 which will become exercisable in five equal annual installments subject to his continued service. On August 23, 1995, Mr. Lyle was granted an additional option under the 1993 Plan to purchase 16,666 shares of Common Stock at an exercise price per share of $5.25, which will become exercisable over a five-year period subject to his continued service.

  On April 5, 1995, for his services as a director of the Company, W. Lee Shevel was granted an option under the 1993 Plan to purchase 16,666 shares of Common Stock at an exercise price per share of $4.50, which will become exercisable in five equal annual installments upon his completion of each year of service subsequent to April 5, 1995. On March 8, 1995, Dr. Shevel was granted an additional option under the 1993 Plan to purchase 50,000 shares of Common Stock at an exercise price per share of $4.50 exercisable in equal quarterly installments over five years of continued service.

  On May 27, 1996, the Company and Stanley L. Leopard entered into a co-investment agreement with respect to the purchase of one full-use country club membership. Pursuant to such agreement, the Company and Mr. Leopard each paid 50 percent of the $100,000 membership purchase price and will each acquire a 50 percent equity interest in the membership. Mr. Leopard will have the use of the membership and will be responsible for the payment of all periodic fees, dues, and/or costs relating to the membership. In the event that Mr. Leopard's employment with the Company terminates for any reason, Mr. Leopard will have the option to purchase, within 90 days of such termination, the Company's interest in the membership at the greater of (i) the Company's cost and (ii) the then-current fair market value.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information as of August 1, 1997 as
adjusted to reflect the sale of           shares of Common Stock by the Company
and based on information obtained from the persons named below with respect to the beneficial ownership of shares of Common Stock by (i) each person (or group of affiliated persons) known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors;
(iii) each of the Named Executive Officers; and (iv) all officers and directors as a group. Unless otherwise indicated, the address of each shareholder in the table below is c/o Insync Systems, Inc., 1463 Centre Pointe Drive, Milpitas, CA 95035.

                                SHARES              SHARES         SHARES
                          BENEFICIALLY OWNED        TO BE    BENEFICIALLY OWNED
   5% SHAREHOLDERS,      BEFORE OFFERING(2)(3)     SOLD IN  AFTER OFFERING(2)(3)
DIRECTORS AND EXECUTIVE  -------------------------   THE    -----------------------
      OFFICERS(1)          NUMBER       PERCENT    OFFERING  NUMBER       PERCENT
-----------------------  ------------- ----------- -------- ----------   ----------
Entities affiliated
 with TA Associates,
 Inc.(4)...............      2,027,450      27.1%
 High Street Tower,
  Suite 2500
 125 High Street
 Boston, Massachusettes
  02110-2720
Michael C. Child(4)....      2,027,450      27.1
Frank R. Balma.........        991,579      13.9
Brent D. Elliot(5).....        593,754       8.3
Stanley L. Leopard(6)..        450,599       6.3
Elizabeth Reilly(7)....        438,058       6.2
 7572 Lockford Ct.
 Cupertino, CA 95014
Entities affiliated
 with Summit
 Partners(8)...........        392,156       5.5
 499 Hamilton Avenue,
  Suite 200
 Palo Alto, CA 94301
Russell G.
 Redenbaugh(9).........        220,500       3.0
W. Lee Shevel(10)......        135,166       1.9
Don M. Lyle(11)........         89,999       1.3
Terence J. Griffin(12).         53,333         *
Jorge L. Titinger(13)..         13,333         *
All Officers and
 Directors as a Group
 (9 persons)(14).......      4,575,712      58.4%
 Other Selling
  Shareholders


--------
  * Less than one percent.
 (1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.
 (2) Applicable percentage of ownership is based on 7,116,278 shares of Common Stock and as-if-converted Redeemable Preferred Stock outstanding on August
     1, 1997 and            shares of Common Stock outstanding after the
     completion of the Offering assuming no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full the Company and certain shareholders will sell an aggregate of additional shares of Common Stock.

 (3) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of August 1, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the above table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.
 (4) Includes 1,960,784 shares of Common Stock issuable upon conversion of Redeemable Preferred Stock in connection with the Offering. Also includes 66,666 shares of Common Stock issuable pursuant to warrants held and exercisable within 60 days after August 1, 1997. The shares and warrants are held of record by Advent VII L.P., Advent New York L.P., Advent Atlantic and Pacific II L.P., Advent Industrial II, L.P., Chestnut Capital International III Limited Partnership and TA Venture Investors Limited. Such entities are part of an affiliated group of investment partnerships associated with TA Associates, Inc. Michael C. Child, a director of the Company, is a Managing Director of TA Associates, Inc., which in turn, directly or indirectly possesses investment and voting power with respect to the shares and warrants held of record by the aforementioned entities. Therefore, Mr. Child directly or indirectly holds shared investment and voting power with respect to such shares and warrants, but disclaims beneficial ownership of such shares and warrants, except to the extent of his pecuniary interest therein. See "Certain Transactions."
 (5) Excludes 438,058 shares held in the name of Elizabeth Reilly, the former spouse of Mr. Elliot, and as to which Mr. Elliot holds neither voting nor dispositive rights.
 (6) Includes 367,266 shares of Common Stock outstanding as of August 1, 1997 and 66,666 shares of Common Stock issuable pursuant to options held by Mr. Leopard which may be exercised within 60 days of August 1, 1997. Also includes 16,666 shares of Common Stock in the name of the Balma Education Trust of which Mr. Leopard is a trustee. Excludes 105,000 shares of Common Stock held in the name of the Stanley L. Leopard 1994 Irrevocable Trust for the benefit of Mr. Leopard's children of which Mr. Leopard is not a trustee. Excludes 233,333 shares of Common Stock in the Melody Rae Leopard Trust of which Mr. Leopard is neither a beneficiary nor trustee.
 (7) Excludes 593,754 shares held in the name of Brent D. Elliot, the former spouse of Elizabeth Reilly, as to which Ms. Reilly holds neither voting nor dispositive rights.
 (8) Includes 392,156 shares of Common Stock issuable upon conversion of Redeemable Preferred Stock in connection with the Offering. The shares are held of record by Summit Ventures IV, L.P. and Summit Investors III, L.P. See "Certain Transactions."
 (9) Includes 68,000 shares of Common Stock outstanding as of August 1, 1997 and 152,500 shares of Common Stock issuable pursuant to options and warrants held by Mr. Redenbaugh which may be exercised within 60 days after August 1, 1997.
(10) Includes 82,666 shares of Common Stock outstanding as of August 1, 1997 and 52,500 shares issuable pursuant to options held by Mr. Shevel which may be exercised within 60 days after August 1, 1997.
(11) Includes 76,666 shares of Common Stock outstanding as of August 1, 1997 and 13,333 shares of Common Stock issuable pursuant to options held by Mr. Lyle which may be exercised within 60 days after August 1, 1997.
(12) Includes 53,333 shares of Common Stock issuable pursuant to options held by Mr. Griffin which may be exercised within 60 days after August 1, 1997.
(13) Includes 13,333 shares of Common Stock issuable pursuant to options held by Mr. Titinger which may be exercised within 60 days after August 1, 1997.
(14) Includes 418,331 shares of Common Stock issuable pursuant to options and warrants which may be exercised within 60 days after August 1, 1997.

                          DESCRIPTION OF CAPITAL STOCK

  Upon completion of the Offering the Company's authorized capital stock will consist of 50,000,000 shares of Common Stock, $0.01 par value per share, and 4,000,000 shares of Preferred Stock, $0.01 par value per share.

  The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Articles of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

  As of August 1, 1997, there were 5,116,279 shares of Common Stock outstanding and held of record by 263 shareholders. Immediately after completion of the Offering and assuming no exercise of the Underwriters' over-allotment option,
there will be an aggregate of           shares of Common Stock outstanding as
well as options to purchase an aggregate of approximately           shares of
Common Stock. Matters submitted for shareholder approval generally require a majority vote. Holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders.

  Subject to any preferences that may be applicable to outstanding shares of Preferred Stock, if any, holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preferences granted the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security. The outstanding shares of Common Stock are, and the shares being offered hereby will be, upon issuance and sale, fully paid and nonassessable. See "Dividend Policy."

PREFERRED STOCK

  Upon completion of the Offering, the Board of Directors will be authorized to issue 4,000,000 shares of undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series in the designations of such series, without further vote or action by the shareholders. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue Preferred Stock following the Offering.

WARRANTS

  As of August 1, 1997 the Company had outstanding warrants to purchase 317,996 shares of Common Stock at a weighted average exercise price of $3.81 per share. Following the Offering, the holders of warrants to purchase up to 40,000 shares of the Company's Common Stock will have the right to cause the Company to purchase all or part of such warrants or the Common Stock issued upon exercise thereof at a price of $9.00 per share.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

  Upon completion of the Offering, the holders of approximately     shares of
Common Stock will be entitled upon expiration of lock-up agreements with the Underwriters to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreements between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securities holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Holders of registration rights may also require the Company to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration. Further, holders may require the Company to file registration statements on Form S-3 at the Company's expense when such form becomes available for use by the Company. All such registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration. In the event of such limitation, the number of the shares to be included in such an offering will be allocated among the persons exercising registration rights pursuant to a formula which favors inclusion of shares with a higher original issuance price. As a result, the holders of the Common Stock issuable upon the conversion of the Redeemable Preferred Stock, including entities affiliated with Michael C. Child, a director of the Company, will generally be allowed to include a greater percentage of their shares in such offering in the event of such limitations.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF AMENDED AND RESTATED ARTICLES OF INCORPORATION, AMENDED AND RESTATED BYLAWS

  The Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, among other things, (i) limit the rights of shareholders to take action by written consent without a meeting and (ii) provide that the Board of Directors, without action by the shareholders, may issue and fix the rights and preferences of shares of Preferred Stock. These provisions may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock, may adversely affect the market price of, and the voting and other rights of, the holders of the Common Stock and could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management, including incumbent members of the Company's Board of Directors, even if some or a majority of the Company's shareholders deemed such an attempt to be in their best interests. See "Risk Factors--Control by Directors and Executive Officers" and "--Anti-Takeover Effects of Unissued Preferred Stock."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company. Its telephone number is (718) 921-8247.

LISTING

  The Company has filed an application to list its Common Stock on the Nasdaq National Market under the trading symbol "INSY."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no public market for securities of the Company. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the lapse of the restrictions described below could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future at a time and in a manner which it deems appropriate.

  Upon completion of the Offering, the Company will have       shares of Common
Stock outstanding, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options or warrants after August 1, 1997. Of these shares, (i) all of the shares offered hereby and an additional shares will be freely saleable upon the effectiveness of the Offering;
(ii) shares will be eligible for sale 90 days following the effectiveness of the Offering under Rules 144 and 701 of the Securities Act;
and (iii) an additional         shares of Common Stock held by current
shareholders are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. Pursuant to the Underwriting Agreement, the Company has agreed not to consent to release any shareholders from such lock-up agreements. After the 180-day period, approximately shares will be eligible for sale under Rules 144 and 701. The remaining
approximately         shares held by existing shareholders will become eligible
for sale from time to time in the future under Rule 144.

 DAYS AFTER DATE OF THIS PROSPECTUS SHARES ELIGIBLE FOR SALE          COMMENT
 ---------------------------------- ------------------------ ------------------------
 Upon Effectiveness........                                  Freely tradeable shares
                                                             sold in the Offering and
                                                             shares saleable under
                                                             Rule 144(k) that are not
                                                             subject to 180-day
                                                             lockup.
 90 days...................          an additional           Shares saleable under
                                                             Rules 144 and 701 that
                                                             are not subject to 180-
                                                             day lockup.
 180 days..................          an additional           Lockup released; shares
                                                             saleable under Rules 144
                                                             and 701.
 Thereafter................          an additional           Restricted securities
                                                             held for one year or
                                                             less.

  In general, under Rule 144, a person (or persons whose shares are aggregated), who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of
(i) 1% of the then outstanding shares of Common Stock (approximately shares immediately after the Offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

  The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

  The Company intends to file a registration statement on Form S-8 under the
Securities Act to register the approximately      shares of Common Stock
issuable upon the exercise of options or reserved for issuance under the 1997 Plan and 1993 Plan and the 166,666 shares of Common Stock reserved for issuance under the 1997 Purchase Plan within 180 days after the date of this Prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

  Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. As of August 1, 1997, the holders of options exercisable
for approximately      shares of Common Stock will be eligible to sell their
shares in reliance upon Rule 701 or pursuant to the Form S-8 upon the expiration of the 180-day Lockup Period.

  In addition, after the Offering, the holders of approximately      shares of
Common Stock and the holders of warrants to purchase      shares of Common
Stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights of Certain Holders."

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, BT Alex. Brown Incorporated, PaineWebber Incorporated, and Prudential Securities Incorporated (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions to be set forth on the cover page of this Prospectus:

                                                                        NUMBER
   UNDERWRITERS                                                        OF SHARES
   ------------                                                        ---------
   BT Alex. Brown Incorporated........................................
   PaineWebber Incorporated...........................................
   Prudential Securities Incorporated.................................
                                                                         ----
     Total............................................................
                                                                         ====

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are purchased.

  The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $        per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $       per share to certain
other dealers. After the Offering, the offering price and other selling terms may be changed by the Representatives.

  The Company and certain of the Selling Shareholders of the Company have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase in the aggregate up to additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by
it shown in the above table bears to      and the Company and the Selling

Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms
as those on which the          shares are being offered.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Company has agreed that it will not sell or offer any shares of Common Stock or other securities convertible into or exchangeable into Common Stock or release any shareholder from any lock-up agreement for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. Shareholders of the Company, holding in the aggregate shares of Common Stock including outstanding options and warrants to
purchase           shares of Common Stock, have agreed not to offer, sell or
otherwise dispose of any of such shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior consent of BT Alex. Brown Incorporated. See "Shares Eligible for Future Sale".


  In connection with the Offering, the Underwriters and other persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in Common Stock for their own account. To cover over-allotments or to stabilize the price of the Common Stock the Underwriters may bid for, and purchase, shares of Common Stock in the open market. The Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing Common Stock in the Offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of Common Stock in market making transactions. These activities may stabilize or maintain the market price of Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, the result of operations of the Company in recent periods, the market capitalization and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

  The financial statements of Insync Systems, Inc. as of June 30, 1997 and December 31, 1996 and 1995, and for the six months ended June 30, 1997 and for each of the three years in the period ended December 31, 1996 and the financial statements of Pullbrite, Inc., as of and for the years ended September 30, 1995 and 1994 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and are included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act and the rules and regulations promulgated thereunder with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

  The Company is not currently subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the offering of the Company's Common Stock, the Company will become subject to the informational requirements of the Exchange Act. The Company intends to furnish its shareholders with annual reports containing financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
INSYNC SYSTEMS, INC.
  Independent Auditors' Report.............................................  F-2
  Balance Sheets...........................................................  F-3
  Statements of Operations.................................................  F-4
  Statements of Shareholders' Equity (Deficiency)..........................  F-5
  Statements of Cash Flows.................................................  F-6
  Notes to Financial Statements............................................  F-7
PULLBRITE, INC.
  Independent Auditors' Report............................................. F-19
  Balance Sheets........................................................... F-20
  Statements of Income..................................................... F-21
  Statements of Stockholders' Equity....................................... F-22
  Statements of Cash Flows................................................. F-23
  Notes to Financial Statements............................................ F-24

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Insync Systems, Inc.:

  We have audited the accompanying balance sheets of Insync Systems, Inc. as of December 31, 1995 and 1996 and June 30, 1997 and the related statements of operations, shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1996 and for the six months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Insync Systems, Inc. as of December 31, 1995 and 1996 and June 30, 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 and for the six months ended June 30, 1997 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

San Jose, California
September 16, 1997
(September 29, 1997 as to Note 13)

                              INSYNC SYSTEMS, INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                            DECEMBER 31,              PRO FORMA
                                          ----------------  JUNE 30,  JUNE 30,
                                           1995     1996      1997      1997
                                          ------- --------  --------  ---------
                 ASSETS
Current Assets:
  Cash and equivalents................... $   182 $  2,829  $    929  $    929
  Short-term investments.................      --    1,500        --        --
  Receivables............................   7,387    5,765     9,347     9,347
  Inventories............................   5,664    7,832    10,147    10,147
  Prepaid expenses.......................     304      564       544       544
  Deferred income taxes..................     812    2,030     2,302     2,302
                                          ------- --------  --------  --------
    Total current assets.................  14,349   20,520    23,269    23,269
Property and equipment, net..............   3,404    5,644     5,848     5,848
Intangible assets, net...................      --    3,895     3,485     3,485
Deferred income taxes....................      --    6,037     5,596     5,596
Other assets.............................     489      764     1,043     1,043
                                          ------- --------  --------  --------
TOTAL.................................... $18,242 $ 36,860  $ 39,241  $ 39,241
                                          ======= ========  ========  ========
 LIABILITIES, REDEEMABLE PREFERRED STOCK
  AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities:
  Current portion of long-term
   obligations........................... $   188 $  6,552  $  7,055  $  7,055
  Line of credit.........................   1,150       --     1,500     1,500
  Bank overdraft.........................      --       --       555       555
  Accounts payable.......................   6,314    2,557     5,297     5,297
  Accrued liabilities....................   1,591    1,048       911       911
  Income taxes payable...................     697       --        --        --
                                          ------- --------  --------  --------
    Total current liabilities............   9,940   10,157    15,318    15,318
Long-term obligations....................     413   20,636    17,108    17,108
Deferred income taxes....................      98       --        --        --
                                          ------- --------  --------  --------
    Total liabilities....................  10,451   30,793    32,426    32,426
                                          ------- --------  --------  --------
Commitments and contingencies (note 6)         --       --        --        --
Redeemable preferred stock
  $0.01 par value; 3,000,000 shares
   authorized; shares outstanding: 1995,
   none; 1996 and 1997, 3,000,000, pro
   forma, none (redemption amount of
   $24,000)..............................      --   23,411    23,485        --
Common stock put warrants................      --       --       360       360
Shareholders' equity (deficiency):
  Common stock, $0.01 par value;
   50,000,000 shares authorized; shares
   outstanding: 1995, 6,656,052; 1996,
   5,102,848; 1997, 5,116,279; pro forma,
   7,469,219.............................   4,227      896       951    24,436
  Deferred stock compensation............      --     (339)     (316)     (316)
  Retained earnings (deficit)............   3,564  (17,901)  (17,665)  (17,665)
                                          ------- --------  --------  --------
    Total shareholders' equity
     (deficiency)........................   7,791  (17,344)  (17,030)    6,455
                                          ------- --------  --------  --------
TOTAL.................................... $18,242 $ 36,860  $ 39,241  $ 39,241
                                          ======= ========  ========  ========

                       See notes to financial statements.

                              INSYNC SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,        JUNE 30,
                                  ------------------------  -------------------
                                   1994    1995     1996       1996      1997
                                  ------- ------- --------  ----------- -------
                                                            (UNAUDITED)
Net sales.......................  $20,617 $49,969 $ 86,099    $59,448   $34,679
Cost of sales...................   15,668  36,529   62,261     41,464    26,327
                                  ------- ------- --------    -------   -------
    Gross profit................    4,949  13,440   23,838     17,984     8,352
Operating expenses:
  Selling, general and
   administrative...............    2,803   5,686   11,070      6,286     4,289
  Research, development and
   engineering..................      669   2,236    3,560      2,287     1,889
  Write down of intangible
   assets (Note 2)..............       --      --   16,610         --        --
  Restructuring charge..........       --      --      858         --        --
                                  ------- ------- --------    -------   -------
    Total operating expenses....    3,472   7,922   32,098      8,573     6,178
                                  ------- ------- --------    -------   -------
Income (loss) from operations...    1,477   5,518   (8,260)     9,411     2,174
Interest expense and other......      230     434    2,562      1,358     1,675
                                  ------- ------- --------    -------   -------
Income (loss) before income tax.    1,247   5,084  (10,822)     8,053       499
Provision for (benefit from)
 income taxes...................      513   2,088   (4,314)     3,235       189
                                  ------- ------- --------    -------   -------
Net income (loss)...............  $   734 $ 2,996   (6,508)     4,818       310
                                  ======= =======
Accretion of redeemable
 preferred stock................                      (147)       (74)      (74)
                                                  --------    -------   -------
Net income (loss) applicable to
 common shareholders............                  $ (6,655)   $ 4,744   $   236
                                                  ========    =======   =======
Pro forma net income (loss) per
 share..........................                  $  (0.87)             $  0.03
                                                  ========              =======
Pro forma shares used in
 computation....................                     7,617                8,214


                       See notes to financial statements.

                              INSYNC SYSTEMS, INC.

                STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                           PREFERRED STOCK       COMMON STOCK        DEFERRED   RETAINED
                          ------------------  -------------------     STOCK     EARNINGS
                            SHARES    AMOUNT    SHARES    AMOUNT   COMPENSATION (DEFICIT)   TOTAL
                          ----------  ------  ----------  -------  ------------ ---------  --------
BALANCES, JANUARY 1,
 1994...................   2,000,000  $  20    4,516,912  $   297     $  --     $   (166)  $    151
Conversion of Series A
 preferred stock to
 common stock...........  (2,000,000)   (20)     666,666       20        --           --         --
Issuance of Series B
 preferred stock........     588,000    588           --       --        --           --        588
Issuance of common
 stock..................                          36,000       27                                27
Conversion of notes
 payable to common
 stock..................          --     --      222,222      500        --           --        500
Common stock issued for
 services...............          --     --        6,000        9        --           --          9
Net income..............          --     --           --       --        --          734        734
                          ----------  -----   ----------  -------     -----     --------   --------
BALANCES, DECEMBER 31,
 1994...................     588,000    588    5,447,800      853        --          568      2,009
Conversion of Series B
 preferred stock to
 common stock...........    (588,000)  (588)     391,990      588        --           --         --
Issuance of common
 stock..................          --     --      439,953    1,939        --           --      1,939
Exercise of stock
 options................          --     --        1,866        1        --           --          1
Exercise of warrant.....          --     --       13,333        1        --           --          1
Conversion of
 subordinated notes
 payable................          --     --      341,110      565        --           --        565
Common stock and
 warrants issued for
 services...............          --     --       20,000      280        --           --        280
Net income..............          --     --           --       --        --        2,996      2,996
                          ----------  -----   ----------  -------     -----     --------   --------
BALANCES, DECEMBER 31,
 1995...................          --     --    6,656,052    4,227        --        3,564      7,791
Issuance of common
 stock..................          --     --       36,614      403        --           --        403
Exercise of stock
 options................          --     --       17,395       21        --           --         21
Repurchase and
 retirement of common
 stock..................          --     --   (1,607,213)  (4,477)       --      (14,810)   (19,287)
Sale of warrants in
 connection with sale of
 redeemable preferred
 stock..................          --     --           --      223        --           --        223
Accretion of redeemable
 preferred stock........          --     --           --       --        --         (147)      (147)
Deferred stock
 compensation...........          --     --           --      499      (499)          --         --
Amortization of deferred
 stock compensation.....          --     --           --       --       160           --        160
Net loss................          --     --           --       --        --       (6,508)    (6,508)
                          ----------  -----   ----------  -------     -----     --------   --------
BALANCES, DECEMBER 31,
 1996...................          --     --    5,102,848      896      (339)     (17,901)   (17,344)
Exercise of stock
 options................          --     --       13,431       32        --           --         32
Accretion of redeemable
 preferred stock........          --     --           --       --        --          (74)       (74)
Amortization of deferred
 stock compensation.....          --     --           --       --        23           --         23
Common stock options
 issued for services....          --     --           --       23        --           --         23
Net income..............          --     --           --       --        --          310        310
                          ----------  -----   ----------  -------     -----     --------   --------
BALANCES, JUNE 30, 1997.          --  $  --    5,116,279  $   951     $(316)    $(17,665)  $(17,030)
                          ==========  =====   ==========  =======     =====     ========   ========

                       See notes to financial statements.

                              INSYNC SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                         YEAR ENDED           SIX MONTHS ENDED
                                        DECEMBER 31,              JUNE 30,
                                  --------------------------  ------------------
                                   1994     1995      1996       1996      1997
                                  -------  -------  --------  ----------  ------
                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income (loss)...............  $   734  $ 2,996  $ (6,508)  $  4,818   $  310
Adjustments to reconcile net
 income (loss) to net cash
 provided by (used for)
 operating activities:
 Issuance of common stock and
  warrants for services.........        9      280        77         --      383
 Amortization of deferred stock
  compensation..................       --       --       160         14       23
 Depreciation and amortization..      387      707     3,579      1,805    1,254
 Loss on disposal of equipment..       --      106       775         45       37
 Deferred income taxes..........     (213)    (485)   (7,353)      (333)     169
 Write down of intangible
  assets........................       --       --    16,610         --       --
 Changes in assets and
  liabilities (net of
  acquisition):
 Receivables....................   (2,425)  (3,881)    7,473      3,318   (3,582)
 Inventories....................   (3,928)    (958)    1,360     (1,530)  (2,315)
 Prepaid expenses...............       12     (245)     (260)        94       20
 Accounts payable...............    3,039    2,090    (5,930)    (3,490)   2,740
 Accrued liabilities............      375    1,121    (1,757)     1,360     (137)
 Income taxes payable...........      240      553      (697)      (523)      --
                                  -------  -------  --------   --------   ------
  Net cash provided by (used
   for) operating activities....   (1,770)   2,284     7,529      5,578   (1,098)
CASH FLOWS FROM INVESTING
 ACTIVITIES:
Cash paid for acquisition of
 Pullbrite......................       --       --   (15,000)   (15,000)      --
Purchases of property and
 equipment......................     (734)  (2,616)   (3,032)    (1,892)    (997)
Purchase of short-term
 investments....................       --       --    (1,500)        --       --
Maturities of short-term
 investments....................       --       --        --         --    1,500
Other assets....................       12     (437)      368        284     (367)
                                  -------  -------  --------   --------   ------
  Net cash provided by (used
   for) investing activities....     (722)  (3,053)  (19,164)   (16,608)     136
CASH FLOWS FROM FINANCING
 ACTIVITIES:
Borrowings (repayments) under
 line of credit.................    2,150   (1,075)   (1,150)    (1,150)   1,500
Bank overdraft..................       --       --        --         --      555
Notes payable borrowings........       15      350    39,298     39,298       --
Repayments of notes payable and
 capital leases.................     (251)    (304)  (13,413)   (11,287)  (3,025)
Repayment of subordinated notes
 payable........................       --       --   (15,000)   (15,000)      --
Proceeds from issuance of common
 stock..........................       27    1,941       347        336       32
Proceeds from issuance of
 preferred stock................      588       --    23,487     23,487       --
Repurchase and retirement of
 common stock...................       --       --   (19,287)   (19,287)      --
                                  -------  -------  --------   --------   ------
  Net cash provided by (used
   for) financing activities....    2,529      912    14,282     16,397     (938)
Net increase (decrease) in cash.       37      143     2,647      5,367   (1,900)
Cash and equivalents, beginning.        2       39       182        182    2,829
                                  -------  -------  --------   --------   ------
Cash and equivalents, ending....  $    39  $   182  $  2,829   $  5,549   $  929
                                  =======  =======  ========   ========   ======
SUPPLEMENTAL CASH FLOW
 INFORMATION:
Interest paid...................  $   134  $   411  $  1,640   $    474   $1,316
                                  =======  =======  ========   ========   ======
Income taxes paid...............  $   486  $ 2,050  $  3,947   $  3,646   $   52
                                  =======  =======  ========   ========   ======
NONCASH INVESTING AND FINANCING
 ACTIVITIES:
Conversion of notes payable to
 common stock...................  $   500
                                  =======
Conversion of subordinated notes
 payable to common stock........           $   565
                                           =======
Conversion of preferred stock to
 common stock...................  $    20  $   588
                                  =======  =======
Acquisition of Pullbrite:
 Fair value of assets acquired..                    $ 33,387   $ 33,387
 Cash paid......................                     (15,000)   (15,000)
 Convertible note payable issued
  to seller.....................                     (15,000)   (15,000)
                                                    --------   --------
 Liabilities assumed............                    $  3,387   $  3,387
                                                    ========   ========

                       See notes to financial statements.

                             INSYNC SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
            AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization and Nature of Business--Insync Systems, Inc. (the "Company") was incorporated in August 1989. The Company is primarily engaged in the business of developing, manufacturing, and marketing gas delivery systems and subassemblies for the semiconductor equipment industry. The Company's products are sold primarily to customers in the United States and its business is dependent on the worldwide demand for semiconductor equipment and semiconductors.

  Certain Significant Risks and Uncertainties--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts disclosed as contingencies at the date of the financial statements and the reported amounts of revenue and expense for the periods presented. Actual results could differ from those estimates. Such estimates include allowances for potentially uncollectible accounts receivable, valuation reserves for inventories, accrued warranty costs, and a valuation allowance for net deferred tax assets.

  In addition, the Company operates in a dynamic industry and believes that adverse changes in any of the following could have a negative impact on the Company's future financial position, cash flows and results of operations: the timing and product mix of significant orders and shipping schedules of its customers; industry-wide changes in the demand for semiconductors or for semiconductor manufacturing equipment; the ability of the Company to design, manufacture, test and deliver defect-free gas delivery systems and subassemblies in a timely and cost effective manner; the gain or loss of any significant customer; competitive pressures; the timing of product announcements by the Company's competitors, its customers or their competitors; seasonal changes in purchases of semiconductor manufacturing equipment; the availability and cost of components from the Company's suppliers; and the availability of production capacity.

  Concentration of Credit Risk--The Company extends credit to its customers, most of whom are large, established companies in the semiconductor equipment or semiconductor industries primarily located in California and Texas. Credit risk is mitigated by the Company's credit evaluation process. The Company generally does not require collateral or other security to support accounts receivable. Reserves are maintained for estimated potential credit losses.

  Cash and Equivalents--All highly liquid financial instruments purchased with maturities of three months or less are included as cash and cash equivalents.

  Short Term Investments--Short term investments consist primarily of certificates of deposit with an original maturity date of greater than 90 days. At December 31, 1996, the fair value of short term investments approximated cost.

  Inventories--Inventories are stated at the lower of cost (first-in, first-out) or market.

  Property and Equipment--Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the improvements.

  Intangible Assets--Intangible assets consist primarily of a major customer relationship arising from the acquisition of Pullbrite, Inc. (see Note 2) which is being amortized using the straight-line method over five years. The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

                             INSYNC SYSTEMS, INC.

  Fair Value of Financial Instruments--Financial instruments consist of cash, cash equivalents and long-term debt. The Company believes that the fair value of financial instruments as reported in the balance sheets as of December 31, 1995 and 1996 and June 30, 1997 approximates cost. The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair value of long-term debt approximates the carrying amount as the borrowings are at adjustable interest rates which reprice based on fluctuations in market conditions and the level of operating cash flow of the Company.

  Revenue Recognition--Revenue from product sales is recognized at the time of shipment or upon receipt by the customer if the terms are FOB destination point. Product warranty costs are accrued in the period that sales are recognized.

  Stock-based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees".

  Income Taxes--The Company accounts for income taxes using an asset and liability approach. Deferred tax liabilities are recognized for future taxable amounts and deferred tax assets are recognized for future deductions, net of a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realized.

  Pro Forma Net Income (Loss) Per Share is based on the reported net income
(loss) adjusted for accretion of redeemable preferred stock, to arrive at net income (loss) applicable to common stock. Pro forma net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding in 1996 and 1997. Common equivalent shares include redeemable preferred stock and common stock options and warrants (using the treasury stock method). Common stock equivalents are excluded from the computation if there is a net loss as their effect is anti-dilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and staff policy, common and common equivalent shares issued during the period commencing twelve months prior to the initial filing of a proposed public offering at prices below the assumed public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method at an assumed offering price per share for stock options and the if-converted method for redeemable preferred stock). Historical net income per share for 1994 and 1995 has not been presented as such computations are not meaningful because of the significant change in the Company's capital structure from the conversion of its redeemable preferred stock that is anticipated to occur in connection with its proposed initial public offering.

  Unaudited Pro Forma Information--The unaudited pro forma information gives effect to the conversion of all outstanding shares of redeemable preferred stock into an aggregate of 2,352,940 shares of common stock upon the closing of the initial public offering contemplated by this Prospectus.

  Recently Issued Accounting Standards--In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS') No. 128, "Earnings Per Share" which establishes and simplifies the standards for computing and presenting earnings per share data. SFAS No. 128 will become effective for the Company beginning with the fiscal year ended December 31, 1997 and requires that all previously reported earnings per share data included in any future presentations be restated. Early adoption of SFAS No. 128 is not permitted. SFAS No. 128 replaces primary and fully diluted earnings per share with basic and diluted earnings per share. Pro forma basic and diluted earnings (loss) per share under SFAS No. 128 for the year ended December 31, 1996 and the six months ended June 30, 1997 would not have been materially different from the pro forma amounts reported.

                             INSYNC SYSTEMS, INC.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and presentation of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period arising from transactions, events or circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by or distributions to owners. SFAS No. 130 will become effective for the Company beginning with the year ended December 31, 1998 and will require the presentation of total comprehensive income and its major components for the period. Also in June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas, and major customers. It will become effective for the Company beginning with the year ended December 31, 1998. Adoption of these statements will have no impact on the Company's financial position, results of operations or cash flows.

  Interim Financial Data--In the opinion of the Company's management, the interim data includes all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the results of operations for such periods. The audited results for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year or for any other interim period. Information relating to the six months ended June 30, 1996 is unaudited.

2. ACQUISITION OF PULLBRITE

  On January 2, 1996, the Company acquired certain assets and assumed certain liabilities of Pullbrite, Inc. for $30 million. Pullbrite, Inc. was an independent provider of gas delivery systems and subassemblies to semiconductor equipment manufacturers. The purchase price of $30 million was paid in cash of $15 million (financed through a bank line of credit and note payable--see Note 5) and the issuance of a $15 million subordinated convertible note payable to the former owners of Pullbrite, Inc. The acquisition has been accounted for by the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was allocated $14.4 million to a major customer relationship and $7.3 million to goodwill. During the second and third quarters of 1996, the Company experienced a significant reduction in business from the major customer and a competitor was selected to supply gas delivery systems for one of the customer's new products. As a result, management evaluated the recoverability of the carrying value of the major customer relationship and related goodwill. As a result of this evaluation, management wrote off the goodwill and reduced the carrying value of the major customer relationship to its fair value, determined based on the expected discounted cash flows from this relationship. Additionally, management reduced the amortization period for the remaining related intangible from 15 years to five years.

  Had the acquisition of Pullbrite, Inc. occurred at January 1, 1995, unaudited pro forma net sales, gross profit and net income would have been $98.2 million, $29.3 million and $8.6 million, respectively; however, these pro forma amounts are not necessarily indicative of the actual results of operations had the acquisition occurred on that date.

3. RESTRUCTURING CHARGES

  In September 1996, the Company restructured its operations and recognized a $1.3 million charge in response to declining revenues resulting from a downturn in the semiconductor equipment industry. The restructuring included the reduction of the work force, disposition of unproductive assets and facility consolidations and was completed during the fourth quarter of 1996. The initial estimate of

                              INSYNC SYSTEMS, INC.

$1.3 million was reduced by $465,000 in the fourth quarter due to the favorable outcome of a lease amendment. The total cost of the Company's restructuring actions reduced 1996 pretax income by $858,000 which consisted of $573,000 in write downs for the disposition of unproductive assets and $285,000 relating to severance and other facility expenses. As of December 31, 1996, all of the restructuring costs had been incurred and there were no related liabilities remaining.

4. BALANCE SHEET DETAILS

                                                       DECEMBER 31,
                                                       --------------  JUNE 30,
                                                        1995    1996     1997
                                                       ------  ------  --------
                                                           (IN THOUSANDS)
     Accounts receivables:
       Receivables.................................... $7,462  $5,872  $ 9,476
       Less allowance.................................    (75)   (107)    (129)
                                                       ------  ------  -------
                                                       $7,387  $5,765  $ 9,347
                                                       ======  ======  =======
     Inventories:
       Raw materials.................................. $3,534  $5,175  $ 4,663
       Work in process................................  1,685   1,242    2,280
       Finished goods.................................    445   1,415    3,204
                                                       ------  ------  -------
                                                       $5,664  $7,832  $10,147
                                                       ======  ======  =======
     Property and equipment:
       Machinery and equipment........................ $2,894  $6,422  $ 7,069
       Furniture and fixtures.........................    967   1,242    1,426
       Leasehold improvements.........................    679     577      823
                                                       ------  ------  -------
                                                        4,540   8,241    9,318
     Less accumulated depreciation and amortization... (1,136) (2,597)  (3,470)
                                                       ------  ------  -------
                                                       $3,404  $5,644  $ 5,848
                                                       ======  ======  =======
     Intangibles...................................... $   --  $5,020  $ 5,020
       Less accumulated amortization..................     --  (1,125)  (1,535)
                                                       ------  ------  -------
                                                       $   --  $3,895  $ 3,485
                                                       ======  ======  =======
     Accrued liabilities:
       Compensation and benefits...................... $  707  $  356  $   532
       Other..........................................    884     692      379
                                                       ------  ------  -------
                                                       $1,591  $1,048  $   911
                                                       ======  ======  =======

5. CREDIT FACILITIES

  At June 30, 1997, the Company had a bank credit facility commitment consisting of a term note maturing June 28, 2000 ($24 million outstanding at June 30, 1997) and $1.5 million outstanding under a $5 million revolving credit facility maturing June 28, 1998. Borrowings bear interest at the bank's prime rate (8.5% at June 30, 1997) plus a margin (2% at June 30, 1997) ranging from 0% to 2% which adjusts based on the Company's leverage ratio. The notes are secured by all tangible and intangible assets, real and personal property. Principal is due in 16 consecutive increasing quarterly installments and interest is payable monthly. Advances under the revolving note are limited to 80% of eligible accounts

                              INSYNC SYSTEMS, INC.

receivables and a commitment fee (0.50% at June 30, 1997), ranging from 0.25% to 0.50% which adjusts under the same terms as the margin, is payable quarterly in arrears on any unborrowed portion. As of June 30, 1997, the Company had outstanding guarantees of $635,000 granted in the form of a standby letter of credit under its revolving credit facility.

  Terms of the credit facility impose certain restrictions on the payment of dividends and require the Company to maintain minimum quarterly financial covenants including leverage and current ratios, operating cash flow coverage and sustained profitability (see Note 13).

  Secured promissory notes are due in monthly installments through 2000 with interest at 11% and are secured by the underlying machinery and equipment purchased.

  Long-term obligations consist of the following (in thousands):

                                                       DECEMBER 31,
                                                       --------------  JUNE 30,
                                                       1995    1996      1997
                                                       -----  -------  --------
     Bank notes payable............................... $ 348  $27,000  $24,000
     Secured promissory note..........................   253      188      163
                                                       -----  -------  -------
       Total..........................................   601   27,188   24,163
     Current portion..................................  (188)  (6,552)  (7,055)
                                                       -----  -------  -------
     Long-term obligations............................ $ 413  $20,636  $17,108
                                                       =====  =======  =======

  Maturities of long-term obligations as of June 30, 1997 are as follows (in thousands):

            Period Ending December 31,
              1997 (six months).................. $ 3,527
              1998...............................   7,553
              1999...............................   8,548
              2000...............................   4,535
                                                  -------
                                                  $24,163
                                                  =======

                             INSYNC SYSTEMS, INC.

6. LEASE COMMITMENTS

  The Company leases its primary facilities and certain equipment under operating leases expiring from July 1997 through September 2001. The Company has a five year lease for its Austin, Texas facility expiring in September 2001. This lease has two five-year renewal options. Additionally, the Company has two five-year renewal options to extend its Milpitas, California facility lease which expires in August 2000. The Company also leases its Fremont facilities from the former owners of Pullbrite, Inc. through December 31, 2001. This lease has two additional five-year renewal options. Minimum lease payments to the former owners of Pullbrite, Inc. are $12,600 per month.

  Future minimum payments due under non-cancelable operating lease arrangements as of June 30, 1997 are as follows (in thousands):

            Period Ending December 31,
              1997 (six months)................... $1,251
              1998................................  2,507
              1999................................  2,284
              2000................................  1,948
              2001................................    916
                                                   ------
            Total minimum lease payments.......... $8,906
                                                   ======

  Rent expense was $262,000, $403,000 and $1,369,000 for the years ended December 31, 1994, 1995 and 1996, respectively; and $606,000 and $848,000 for the six months ended June 30, 1996 and 1997, respectively.

7. REDEEMABLE PREFERRED STOCK AND COMMON STOCK PUT WARRANTS

  Redeemable Preferred Stock--In January and March of 1996, the Company issued 3,000,000 shares of redeemable preferred stock for total gross proceeds of $24 million. Approximately $5 million was used for operational purposes and the remainder was used to repurchase common stock from existing shareholders. The redeemable preferred stock is redeemable for $24 million in two equal annual installments beginning with the fifth anniversary of its issuance. Redeemable preferred stock offering costs of $513,000 were netted against the proceeds. The carrying value of the redeemable preferred stock is being accreted ratably over the five year redemption period. The redeemable preferred stock automatically converts into a maximum of 2,352,940 shares of common stock upon an initial public offering meeting certain criteria (see Note 13).

  The holders of the redeemable preferred stock have voting rights similar to common shareholders and may vote on all matters except the election of board members (they may elect their representative board member). Preferred shareholders are also entitled to certain preferences on liquidation or dissolution of the Company and to noncumulative annual cash dividends of $0.48 per share prior and in preference to any declaration or payment of dividends on the Company's common stock. The redeemable preferred stock has a liquidation preference of $16 per share.

  In connection with the redeemable preferred stock issuance, the Company granted to the holders of the redeemable preferred stock warrants to acquire 66,666 shares of the Company's common stock at an exercise price of $12.00 per share. These warrants are exercisable through January 1998 (see Note 13). The estimated fair value of the warrants of $223,000 was allocated to common stock.

                              INSYNC SYSTEMS, INC.

  Common Stock Put Warrants--In connection with the modification of certain financial covenants related to the Company's revolving credit facility commitment in April 1997, the Company issued warrants to acquire 40,000 shares of the Company's common stock at a price of $0.015 per share to its senior lenders. The warrants are exercisable through April 29, 2002 and the Company, at the option of the holder, may be obligated to purchase the common stock underlying these warrants at a price of $9.00 per share. The estimated fair value of the put warrants of $360,000 was recognized as additional interest expense during the six months ended June 30, 1997.

8. SHAREHOLDERS' EQUITY (DEFICIENCY)

 Stock Option Plan

  The Company's stock option plans (the "plans") permits the grant of incentive and nonqualified stock options to key employees, officers, directors and consultants. Under the plans, incentive stock options are issued at no less than 100% of the fair market value of the Company's common stock as determined at the date of grant or no less than 85% of fair market value for nonqualified stock options. Generally, options granted under the plans have a term of ten years from the date of grant and vest ratably over four or five years as determined by the Board of Directors.

  As discussed in Note 1, the Company applies APB No. 25 and related interpretations in accounting for its plans. The Company recognizes deferred compensation for the difference between the exercise price and the fair market value of the Company's common stock on the date of grant for options granted to employees. Deferred stock compensation is being amortized on a straight-line basis over the five-year vesting period of the underlying options. The related expense was $0, $0, $160,000, and $23,000 for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively.

                              INSYNC SYSTEMS, INC.

  In July 1996, the Company repriced all outstanding stock options which had been previously granted at a price greater than $6.00. The Company canceled the existing stock options to purchase 240,000 shares of common stock and granted new options with an exercise price of $6.00. These options are included in 1996 option activity. A summary of stock option activity under the plans is as follows:

                                                         OUTSTANDING OPTIONS
                                                       ------------------------
                                                       NUMBER OF    WEIGHTED
                                                        SHARES    AVERAGE PRICE
                                                       ---------  -------------
January 1, 1994.......................................        --
  Granted.............................................   713,921      $1.23
  Canceled............................................  (136,624)      0.75
                                                       ---------
December 31, 1994.....................................   577,297       1.35
  Granted.............................................   438,710       5.87
  Exercised...........................................    (1,866)      0.75
  Canceled............................................   (36,125)      1.10
                                                       ---------
December 31, 1995 (154,746 options exercisable at a
 weighted average price of $1.66 per share)...........   978,016       3.39
  Granted.............................................   558,043       6.68
  Exercised...........................................   (17,395)      1.21
  Canceled............................................  (372,777)      7.61
                                                       ---------
December 31, 1996 (330,636 options exercisable at a
 weighted average price of $2.38 per share)........... 1,145,887       3.65
  Granted.............................................   166,488       6.00
  Exercised...........................................   (13,431)      2.31
  Canceled............................................   (41,043)      5.99
                                                       ---------
June 30, 1997......................................... 1,257,901       3.90
                                                       =========

  Had compensation cost, for awards under the plans, been determined based on the methodology prescribed by SFAS No. 123 "Accounting for Stock-Based Compensation", the estimated weighted average fair value per option as of the grant date for the awards made during 1995 and 1996 and the six months ended June 30, 1997 would have been $1.61, $1.91 and $1.65, respectively. At June 30, 1997, 509,407 shares were available for future grant.

  The following table summarizes information as of June 30, 1997 concerning currently outstanding and exercisable options:

                                 WEIGHTED
                                 AVERAGE         WEIGHTED
   RANGE OF        NUMBER       REMAINING        AVERAGE       NUMBER    WEIGHTED AVERAGE
EXERCISE PRICES  OUTSTANDING CONTRACTUAL LIFE EXERCISE PRICE EXERCISABLE  EXERCISE PRICE
---------------  ----------- ---------------- -------------- ----------- ----------------
                                 (YEARS)
  $     0.75        292,483        6.8            $0.75        169,090        $0.75
  2.25--2.475       204,995        7.4             2.43         81,997         2.43
  4.50--6.00        760,423        8.6             5.50        199,050         4.91
                  ---------                                    -------
  0.75--6.00      1,257,901        8.0             3.90        450,137         2.90
                  =========                                    =======

                              INSYNC SYSTEMS, INC.

  SFAS No. 123 requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of the year ended December 31, 1996. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affects the calculated values.

  The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 5.5 years; no stock volatility; risk free interest rate of 6%; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair value of granted awards had been amortized to expense over the vesting period of the awards, pro forma net income (loss) applicable to common shareholders would have been $2,982,000, $(6,884,000) ($0.90 net loss per share) and $73,000 ($0.01 net income per share) for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively. However, the impact of outstanding non-vested stock options granted prior to January 1, 1995 has been excluded from the pro forma calculation; accordingly, the pro forma adjustments for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 are not necessarily indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

 Common Stock Grants

  The Company issued 6,000 and 20,000 shares of common stock to consultants in consideration of services performed during 1994 and 1995, respectively, and recognized the estimated fair value of the common stock as expense on the dates issued of $9,000 and $80,000, respectively.

 Employee Stock Purchase Plan

  During 1997, the Company established an employee stock purchase plan and reserved 166,666 shares of common stock subject to shareholder's approval.

 Common Stock Reserved for Issuance

  At June 30, 1997, the Company has reserved or otherwise committed to issue shares of common stock as follows:

     Preferred stock.................................................. 2,352,940
     Exercise of options.............................................. 1,667,309
     Exercise of warrants.............................................   317,996
     Employee stock purchase plan.....................................   166,666
                                                                       ---------
                                                                       4,504,911
                                                                       =========

  Subsequent to June 30, 1997, the Board of Directors approved an increase of 266,666 shares in the number of shares available for grant under the Company's stock option plans.

                              INSYNC SYSTEMS, INC.

9. INCOME TAXES

  The components of the provision for income taxes are summarized as follows (in thousands):

                                             YEAR ENDED         SIX MONTHS ENDED
                                            DECEMBER 31,            JUNE 30,
                                        ----------------------  ----------------
                                        1994    1995    1996       1996     1997
                                        -----  ------  -------  ----------- ----
                                                                (UNAUDITED)
Currently payable:
  Federal.............................. $ 574  $2,023  $ 2,383    $2,967    $ 12
  State................................   152     550      656       601       8
                                        -----  ------  -------    ------    ----
                                          726   2,573    3,039     3,568      20
Deferred:
  Federal..............................  (168)   (383)  (5,810)     (200)    135
  State................................   (45)   (102)  (1,543)     (133)     34
                                        -----  ------  -------    ------    ----
                                         (213)   (485)  (7,353)     (333)    169
                                        -----  ------  -------    ------    ----
    Total.............................. $ 513  $2,088  $(4,314)   $3,235    $189
                                        =====  ======  =======    ======    ====

  A reconciliation between the Company's effective tax rate to the statutory rate is as follows:

                                                   YEAR ENDED      SIX MONTHS ENDED
                                                  DECEMBER 31,         JUNE 30,
                                                 ----------------  ----------------
                                                 1994  1995  1996     1996     1997
                                                 ----  ----  ----  ----------- ----
                                                                   (UNAUDITED)
Tax at federal statutory rate...................  35%   35%   35%       35%     35%
State income taxes, net of federal benefit......   6     6     6         6       6
Research and Development credits................  (2)   (2)   --        --      --
Other...........................................   2     2    (2)       (1)     --
                                                 ---   ---   ---       ---     ---
  Total.........................................  41%   41%   39%       40%     41%
                                                 ===   ===   ===       ===     ===

  The components of the net deferred tax asset consist of the following (in thousands):

                                                       DECEMBER 31,
                                                       --------------  JUNE 30,
                                                       1995    1996      1997
                                                       ------ -------  --------
Deferred tax assets--accruals and reserves recognized
 in different periods................................. $ 812  $ 1,694   $1,691
Deferred tax assets--intangible assets recognized in
 different periods....................................    --    6,504    6,380
Deferred tax liabilities--depreciation and
 amortization.........................................   (98)    (131)    (173)
                                                       -----  -------   ------
Net deferred tax asset................................ $ 714  $ 8,067   $7,898
                                                       =====  =======   ======

                              INSYNC SYSTEMS, INC.

10. MAJOR CUSTOMERS

  Sales to major customers in relation to net sales are as follows:

                  YEAR ENDED DECEMBER 31,       SIX MONTHS ENDED JUNE 30,
                  ---------------------------   ------------------------------
       CUSTOMER    1994      1995      1996           1996          1997
       --------   -------   -------   -------   ----------------  ------------
                                                  (UNAUDITED)
         A             67%       65%       33%                34%           30%
         B             29        32        16                 16            20
         C              *         *        32                 36            29
         D              *         *         *                  *            11

  Accounts receivable with major customers as a percentage of total receivables were as follows:

                                            DECEMBER 31,
                             -------------------------------------                        JUNE 30,
       CUSTOMER               1995                           1996                            1997
       --------              ------                         ------                         --------
         A                       47%                            22%                           23%
         B                       52                              *                             *
         C                        *                             35                            47
         D                        *                             12                            15
         E                        *                             14                             *

  *Less than 10% of total.

11. EMPLOYEE BENEFIT PLAN

  The Company has a 401(k) tax-deferred savings plan under which participants may contribute up to 20% of their compensation, subject to certain Internal Revenue Service limitations. Additionally, the Company makes matching contributions on behalf of each plan participant equal to $0.50 per dollar of the contributions made by the participant, not to exceed an amount equal to 3% of their annual compensation. The Company's contributions were none, $60,000, $225,000 and $114,000 for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1997, respectively. In addition, the Company committed in fiscal 1995 to issue 8,600 shares of common stock to the plan and recognized expense of $77,000 representing the estimated fair value of the shares at the date contributed.

12. RELATED PARTY TRANSACTIONS

  Related party transactions not otherwise disclosed herein are as follows:

  A consulting firm in which the Company's chairman had a minority interest provides sales and management development training services to the Company. During the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994, the Company paid $157,000, $241,000, $144,000 and $64,000, respectively, for these services. Additionally, the Company issued in 1995 to the president of this firm options to acquire 50,000 shares of common stock at an exercise price of $4.50 per share.

  Also during the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994, the Company paid $100,000, $112,000, $186,000 and
$110,000 respectively, for services performed by consultants of a firm whose president is a director of the Company. During 1995, the Company issued options and warrants to acquire 99,997 shares of the Company's common stock at a weighted average exercise price of $2.75 per share to consultants of this firm for services performed.

                              INSYNC SYSTEMS, INC.

  In 1995, the Company recognized $200,000 as expense for the estimated fair value of the equity instruments granted during that year.

13. SUBSEQUENT EVENTS

  On September 26, 1997, the Board of Directors, acting pursuant to prior shareholder authorization, approved a two-for-three reverse split of its common stock. All share and per share information has been adjusted to retroactively give effect to the reverse split for all periods presented.

  On September 26, 1997, the holders of the redeemable preferred stock elected to convert their shares pursuant to their conversion rights into an aggregate of 2,352,940 shares of common stock upon the closing of the initial public offering contemplated by this Prospectus. In connection with this, the Company agreed to extend the expiration date of certain warrants previously granted to the shareholders by one year.

  Also on September 26, 1997, the Company obtained an amendment to its bank credit facility revising its financial covenants through December 31, 1997. As of June 30, 1997, the Company was in compliance with the financial covenants as amended. In connection with the amendment, the Company issued to its senior lenders common stock put warrants to acquire 10,000 shares of the Company's common stock at a price of $0.015 per share. The Company, at the option of the holder, may be obligated to purchase the common stock underlying these warrants at a price of $9.00 per share.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Pullbrite, Inc.:

  We have audited the accompanying balance sheets of Pullbrite, Inc. as of September 30, 1994 and 1995, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Pullbrite, Inc. as of September 30, 1994 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

San Jose, California
October 20, 1995
(January 2, 1996 as to Note 9)

                                PULLBRITE, INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                SEPTEMBER 30,
                                                                ---------------
                                                                 1994    1995
                                                                ------  -------
ASSETS
CURRENT ASSETS:
  Cash......................................................... $  850  $ 2,854
  Short-term investments.......................................    155      189
  Receivables, less allowances of $202 in 1994 and $40 in 1995.  3,074    4,900
  Inventories..................................................  1,319    2,586
  Prepaid expenses.............................................      2       34
                                                                ------  -------
    Total current assets.......................................  5,400   10,563
PROPERTY AND EQUIPMENT, net....................................  1,297    1,395
OTHER ASSETS...................................................    494      786
                                                                ------  -------
TOTAL.......................................................... $7,191  $12,744
                                                                ======  =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable............................................. $  693  $   965
  Accrued liabilities..........................................    621    1,020
  Income taxes payable.........................................     71       --
                                                                ------  -------
    Total current liabilities..................................  1,385    1,985
DEFERRED RENT AND OTHER........................................     42       30
                                                                ------  -------
    Total liabilities..........................................  1,427    2,015
                                                                ------  -------
STOCKHOLDERS' EQUITY:
  Common stock, no par value, 500,000 shares authorized; shares
   outstanding: 20,000.........................................     19       19
  Unrealized gain (loss) on available-for-sale securities......     (7)      17
  Retained earnings............................................  5,752   10,693
                                                                ------  -------
    Total stockholders' equity.................................  5,764   10,729
                                                                ------  -------
TOTAL.......................................................... $7,191  $12,744
                                                                ======  =======

See notes to financial statements.

                                PULLBRITE, INC.

                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                 YEARS ENDED
                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
NET SALES..................................................... $28,966  $42,484
COST OF SALES.................................................  20,173   28,482
                                                               -------  -------
GROSS PROFIT..................................................   8,793   14,002
                                                               -------  -------
OPERATING EXPENSES-
  Selling, general and administrative.........................   1,505    2,412
                                                               -------  -------
INCOME FROM OPERATIONS........................................   7,288   11,590
                                                               -------  -------
OTHER INCOME (EXPENSE):
  Interest income and other...................................      27       75
  Interest expense............................................     (15)      (5)
                                                               -------  -------
    Total other expense, net..................................      12       70
                                                               -------  -------
INCOME BEFORE INCOME TAXES....................................   7,300   11,660
PROVISION FOR INCOME TAXES....................................     213      216
                                                               -------  -------
NET INCOME.................................................... $ 7,087  $11,444
                                                               =======  =======

See notes to financial statements.

                                PULLBRITE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                   UNREALIZED
                                     COMMON STOCK     GAIN
                                     ------------- (LOSS) ON  RETAINED
                                     SHARES AMOUNT SECURITIES EARNINGS   TOTAL
                                     ------ ------ ---------- --------  -------
BALANCES, October 1, 1993........... 20,000  $19      $--     $ 3,725   $ 3,744
Unrealized loss on available-for-
 sale securities....................                   (7)                   (7)
Distributions.......................                           (5,060)   (5,060)
Net income..........................                            7,087     7,087
                                     ------  ---      ---     -------   -------
BALANCES, September 30, 1994........ 20,000   19       (7)      5,752     5,764
Unrealized gain on available-for-
 sale securities....................                   24                    24
Distributions.......................                           (6,503)   (6,503)
Net income..........................                           11,444    11,444
                                     ------  ---      ---     -------   -------
BALANCES, September 30, 1995........ 20,000  $19      $17     $10,693   $10,729
                                     ======  ===      ===     =======   =======

See notes to financial statements.

                                PULLBRITE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED
                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income................................................... $ 7,087  $11,444
 Reconciliation to net cash provided by operating activities:
  Depreciation and amortization...............................     163      259
  Loss on disposal of equipment...............................      14       --
  Loss on sale of securities..................................      14       --
  Deferred rent...............................................      13      (12)
  Changes in assets and liabilities:
   Receivables................................................  (1,021)  (1,826)
   Inventories................................................    (422)  (1,267)
   Prepaid expenses...........................................       6      (32)
   Accounts payable...........................................    (183)     272
   Accrued expenses...........................................     232      399
   Income taxes payable.......................................     (13)     (71)
                                                               -------  -------
    Net cash provided by operating activities.................   5,890    9,166
                                                               -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment..........................    (842)    (391)
 Proceeds from sale of equipment..............................      --       34
 Other assets.................................................    (374)    (292)
 Purchase of investments......................................  (3,160)     (10)
 Proceeds from sale of investments............................   2,984       --
                                                               -------  -------
    Net cash used for investing activities....................  (1,392)    (659)
                                                               -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Borrowings under line of credit..............................     350       --
 Repayment of line of credit..................................    (350)      --
 Repayments of notes payable..................................    (144)      --
 Distributions to shareholders................................  (5,060)  (6,503)
                                                               -------  -------
    Net cash used for financing activities....................  (5,204)  (6,503)
                                                               -------  -------
NET INCREASE (DECREASE) IN CASH...............................    (706)   2,004
CASH, Beginning of period.....................................   1,556      850
                                                               -------  -------
CASH, End of period........................................... $   850  $ 2,854
                                                               =======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Interest paid................................................ $    36  $     5
                                                               =======  =======
 Income taxes paid............................................ $   121  $   287
                                                               =======  =======

See notes to financial statements.

                                PULLBRITE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED SEPTEMBER 30, 1994 AND 1995

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION AND NATURE OF BUSINESS--Pullbrite, Inc. (the Company) was incorporated in August 1980. The Company is primarily in the business of manufacturing and selling gas control and vacuum systems and subassemblies and electro-polishing of stainless steel parts for the semiconductor manufacturing industry.

  CONCENTRATION OF CREDIT RISK--Financial instruments that potentially subject the Company to concentration of credit risk consist of short-term investments and accounts receivable. Short-term investments consist primarily of mutual fund accounts that are regularly monitored by management. For the years ended September 30, 1994 and 1995, one customer, a major manufacturer of semiconductor equipment, represented 81%, and 79% of net sales, respectively. At September 30, 1994 and 1995, 78% and 80% of receivables were due from that customer, respectively. The Company also extends credit to its other customers, most of whom are located in California and operate in the semiconductor equipment industry. Credit risk with respect to the trade receivables is mitigated by the Company's credit evaluation process. The Company generally does not require collateral or other security to support accounts receivable.

  INVESTMENTS--Investments consist primarily of mutual fund accounts. Short-term investments are classified as available for sale securities and are stated at market value. The unrealized gain (loss) of $(7,000) and $17,000 at September 30, 1994 and 1995, respectively, has been recognized as a separate component of stockholders' equity.

  INVENTORIES--Inventories are stated at the lower of cost (first-in, first-out) or market.

  PROPERTY AND EQUIPMENT--Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are amortized over their estimated useful lives of thirty years, although these lives are longer than the terms of the related leases. These leases are with related parties, and management has the ability and intends to extend these leases.

  REVENUE RECOGNITION--Revenues from product sales are recognized at the time of shipment. Product warranty costs are accrued in the period that sales are recognized.

  INCOME TAXES--The Company has elected to be taxed as an S Corporation for federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements. Although the S Corporation election is recognized for California income tax purposes, this state requires S Corporations to pay a tax of 1.5% (2.5% before 1995) of taxable income.

2. INVENTORIES

  Inventories consist of:

                                                                   SEPTEMBER 30,
                                                                   -------------
                                                                    1994   1995
                                                                   ------ ------
      Finished goods.............................................. $  147 $  581
      Work in process.............................................    169    408
      Raw materials...............................................  1,003  1,597
                                                                   ------ ------
      Total....................................................... $1,319 $2,586
                                                                   ====== ======

                                PULLBRITE, INC.

                    YEARS ENDED SEPTEMBER 30, 1994 AND 1995
3. PROPERTY AND EQUIPMENT

  Property and equipment consist of:

                                                                 SEPTEMBER 30,
                                                                 --------------
                                                                  1994    1995
                                                                 ------  ------
      Machinery and equipment................................... $1,556  $1,851
      Furniture and fixtures....................................     55      73
      Leasehold improvements....................................    396     406
                                                                 ------  ------
                                                                  2,007   2,330
      Accumulated depreciation and amortization.................   (710)   (935)
                                                                 ------  ------
                                                                 $1,297  $1,395
                                                                 ======  ======

4. ACCRUED LIABILITIES

  Accrued liabilities consist of:

                                                                     SEPTEMBER
                                                                        30,
                                                                    -----------
                                                                    1994  1995
                                                                    ---- ------
      Compensation and benefits.................................... $337 $  702
      Other........................................................  284    318
                                                                    ---- ------
      Total........................................................ $621 $1,020
                                                                    ==== ======

5. LINE OF CREDIT

  At September 30, 1995, the Company had a $1,000,000 bank line of credit. Borrowings bear interest at the bank's prime rate (8.75% at September 30, 1995) plus .5% and are collateralized by accounts receivable, inventory, and equipment. The line of credit is guaranteed by the stockholders. The line of credit contains restrictive covenants, including maintaining a minimum current ratio of 2.0:1, and maximum debt to tangible net worth of 1.0:1. In addition, the Company must remain profitable on an annual basis. There were no borrowings outstanding on this line of credit at September 30, 1994 and 1995.

6. LEASE COMMITMENTS

  The Company conducts its operations in facilities that are leased from a partnership which is owned by the stockholders of the Company. Rent expense is recognized on a straight-line basis over the term of the lease due to scheduled rent increases. Future minimum annual commitments as of September 30, 1995 are as follows (in thousands):

      FISCAL YEAR
      -----------
       1996.............................................................. $  211
       1997..............................................................    211
       1998..............................................................    211
       1999..............................................................    236
       2000..............................................................    245
       Thereafter........................................................    797
                                                                          ------
       Total............................................................. $1,911
                                                                          ======

  Rent expense to related parties for the years ended September 30, 1994 and 1995 was $204,000 and $211,000, respectively.

                                PULLBRITE, INC.

                   NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

                    YEARS ENDED SEPTEMBER 30, 1994 AND 1995

7. INCOME TAXES

  The provision for income taxes for the years ended September 30, 1994 and 1995 consisted of currently payable income taxes of $213,000 and $216,000.

8.  EMPLOYEE BENEFIT PLANS

  The Company has a profit sharing plan whereby the Company may contribute up to 15% of the compensation of eligible employees. Employees who have attained the age of twenty-one become eligible after one year of service. Contributions to the profit sharing plan were $100,000 and $150,000 in each of the years ended September 30, 1994 and 1995. The amount to be contributed is discretionary and is determined each year by the Board of Directors.

  The Company also has a 401(k) tax-deferred savings plan under which participants may contribute up to 25% of their compensation, subject to Internal Revenue Service limitations. Contributions to the plan by the Company equal 25% of the salary reduction elected by each employee up to a maximum reduction of 4% of annual salary. The Company, at its option, may contribute additional amounts to the plan. Company contributions to the plan were $25,000 and $35,000 for the years ended September 30, 1994 and 1995, respectively.

9. SUBSEQUENT EVENTS

  On January 2, 1996, the Company and its stockholders entered into a definitive agreement with Insync Systems, Inc. (Insync), for Insync's acquisition of certain assets and liabilities of the Company for $30 million. On January 2, 1996, the acquisition was consummated and was accounted for as a purchase.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER OR ANY SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                   ---------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   15
Capitalization............................................................   16
Dilution..................................................................   17
Selected Financial Data...................................................   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   19
Business..................................................................   28
Management................................................................   39
Certain Transactions......................................................   48
Principal and Selling Shareholders........................................   50
Description of Capital Stock..............................................   52
Shares Eligible for Future Sale...........................................   54
Underwriting..............................................................   56
Legal Matters.............................................................   57
Experts...................................................................   58
Additional Information....................................................   58
Index to Financial Statements.............................................  F-1

 UNTIL       , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACT-ING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      Shares

                                 [Insync Logo]

                                 Common Stock

                                  -----------

                                  PROSPECTUS

                                  -----------

                                BT Alex.  Brown

                           PaineWebber Incorporated

                      Prudential Securities Incorporated

                                        , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated fees and expenses, other than underwriting discounts and commissions, to be paid by the Company in connection with this offering.

                                                                        AMOUNT
                                                                        TO BE
                                                                         PAID
                                                                       --------
   Securities and Exchange Commission registration fee................ $ 11,819
   NASD filing fee....................................................    4,400
   Nasdaq National Market listing fee.................................    *
   Accounting fees and expenses.......................................    *
   Legal fees and expenses............................................  250,000
   Printing...........................................................  300,000
   Printing and engraving stock certificates..........................    *
   Blue Sky fees and expenses.........................................    5,000
   Transfer Agent and Registrar fees and expenses.....................    *
   Road show expenses.................................................    *
   Insurance premiums.................................................    *
   Miscellaneous......................................................    *
                                                                       --------
     Total............................................................  $ *
                                                                       ========

--------
*  To be completed by amendment.

  Pursuant to certain registration rights agreements between the Company and the Selling Shareholders, no portion of the above expenses will be borne by such Selling Shareholders.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 317 of the California Corporations Code authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The Company's Amended and Restated Articles of Incorporation and the Company's Bylaws provide for indemnification of the Company's directors and officers to the maximum extent permitted by the California Corporations Code. In addition, the Company has entered into indemnification agreements with its officers and directors. Reference is also made to Section 8 of the Underwriting Agreement indemnifying officers and directors of the Company against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since August 1, 1994, the Company issued and sold the following unregistered securities pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) of the Act or Rule 701 of the Act:

    (1) In December 1994, the Company issued 222,222 shares of Common Stock to a supplier for cancellation of indebtedness in the amount of $500,000.

    (2) From December 1994 through August 1995, the Company issued 26,000 shares of Common Stock for services provided in lieu of cash of $89,000.

    (3) From May 1995 through July 1995, the Company issued and sold 439,953 shares of Common Stock to a group of private investors for aggregate cash consideration of $1,939,000, net of issuance costs.

    (4) In September 1995, the Company issued 13,333 shares of Common Stock to a supplier upon the exercise of a warrant for an aggregate cash consideration of $1,000.

    (5) On January 30, 1996 and March 6, 1996, the Company issued and sold an aggregate of 3,000,000 shares of Series A Preferred Stock and warrants to purchase 66,666 shares of Common Stock to a group of private investors for an aggregate cash consideration of $24,001,000.

    (6) On January 2, 1996, the Company issued a $15 million convertible promissory note to Pullbrite, Inc. in connection with the Company's acquisition of Pullbrite, Inc.

    (7) Between July 1, 1994 and August 1, 1997, the Company granted options to directors and consultants pursuant to its 1993 Stock Option Plan, at exercise prices of between $0.75 and $10.50. At August 1, 1997 options to purchase 1,359,751 shares of Common Stock were outstanding.

    (8) Between December 1993 and September 1997, the Company granted warrants to directors, consultants and a lender of the Company to purchase 317,996 shares of Common Stock, at exercise prices ranging from $0.015 to $12.00 per share.

    (9) From August 1, 1995 through August 1, 1997, the Company issued and sold 32,692 shares of Common Stock upon the exercise of stock options for an aggregate consideration of $53,475.

ITEM 16. EXHIBITS

  (a) The following exhibits are filed herewith:

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
  1.01   Form of Underwriting Agreement.
  2.01   Purchase Agreement by and between Pullbrite, Inc., Byron L. Bertsch,
         James E. Wyant and Insync Systems, Inc.*
  3.01   Articles of Incorporation, as amended.
  3.02   Form of Amended and Restated Articles of Incorporation of Registrant
         to be in effect following completion of the Offering.*
  3.03   Bylaws, as amended.
  3.04   Form of bylaws, to be in effect following completion of the Offering.*
  4.01   Specimen of Common Stock Certificate.
  4.02   Insync Systems, Inc. Amended and Restated Registration Rights
         Agreement dated January 19, 1996.
  4.03   Insync Systems, Inc. Amended and Restated 1993 Stock Option Plan.
  4.04   1997 Stock Plan and Stock Option Agreement.
  4.05   Insync Systems, Inc. 1997 Employee Stock Purchase Plan with
         Subscription Agreement.
  4.06   Insync Systems, Inc. Profit Sharing/401(k) Plan.*
  4.07   Insync Systems, Inc. Profit Sharing/401(k) Plan Adoption Agreement and
         Summary Plan Description.*
  4.08   Series A Preferred Stock and Warrant Purchase Agreement dated as of
         January 30, 1996 and March 6, 1996.*
  4.09   Forms of Warrant to Purchase Common Stock.*

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
   4.10  Form of Employee and Affiliate Stock Purchase Agreement.
   4.11  Officer and Director Lockup Agreement.*
   5.01  Opinion of Wilson Sonsini Goodrich & Rosati, P.C. regarding legality of securities being registered.*
  10.01  Lease of 1463 Centre Pointe Drive, Milpitas, CA.*
  10.02  Commercial Lease Agreement of 200 C. Parker Drive, Suite 600, Austin,
         TX. 78728.*
  10.03  Lease of 45437 Warm Springs Boulevard, Fremont, CA 94539.*
  10.04  Lease of 1507 Centre Point Drive, Milpitas, CA.*
  10.05  Consulting Services Agreement with Kairos.
  10.06  Master Purchase Order and Sales Agreement with Applied Materials.*
  10.07  Equity Agreement between Stanley L. Leopard and the Company.
  10.08  Blank Purchase Agreement of Lam Research; Agreement #840-0001*
  11.01  Statement regarding computation of per share earnings.
  12.01  Statement regarding computation of ratios.*
  23.01  Independent Auditors' Consent and Report on Schedules.
  23.02  Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
         5.01).*
  24.01  Power of attorney (See page II-5).
  27.01  Financial Data Schedule.*

--------
*  To be filed by amendment.
** Pursuant to Item 601(b)(2), certain schedules and other attachments have been omitted from the indicated exhibits and which omitted items shall be furnished supplementally to the Commission upon request.
*** Attached to the Registration Statement.

  (b) The following financial statement schedule is filed herewith:

  Schedule II Valuation and Qualifying Accounts.

  Schedules not listed above have been omitted because the information required to be set forth therein is inapplicable or is shown either in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on October 1, 1997.

                                          Insync Systems, Inc.

                                                  /s/ Stanley L. Leopard
                                          By: _________________________________
                                                 Stanley L. Leopard, Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stanley L. Leopard and Terence J. Griffin, jointly and severally, his true and lawful attorneys-in-fact, each with the power of substitution, for him, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

  /s/ Stanley L. Leopard             Chief Executive Officer and    October 1, 1997
____________________________________ Director
   Stanley L. Leopard

  /s/ Terence J. Griffin             Chief Financial Officer        October 1, 1997
____________________________________
   Terence J. Griffin

        /s/ Frank R. Balma           Director                       October 1, 1997
____________________________________
           Frank R. Balma

       /s/ Brent D. Elliot           Director                       October 1, 1997
____________________________________
          Brent D. Elliot

       /s/ Michael C. Child          Director                       October 1, 1997
____________________________________
          Michael C. Child

         /s/ Don M. Lyle             Director                       October 1, 1997
____________________________________
            Don M. Lyle

    /s/ Russell G. Redenbaugh        Director                       October 1, 1997
____________________________________
       Russell G. Redenbaugh

        /s/ W. Lee Shevel            Director                       October 1, 1997
____________________________________
           W. Lee Shevel


                                                                     SCHEDULE II

                              INSYNC SYSTEMS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                  BALANCE OF  CHARGED TO             BALANCE AT
                                 BEGINNING OF  COST AND  DEDUCTIONS/   END OF
                                    PERIOD     EXPENSES   WRITE-OFF    PERIOD
                                 ------------ ---------- ----------- ----------
Year ended December 31, 1994
  Accounts receivable allow-
   ance........................      $  4        $  7       $ --        $ 11
Year ended December 31, 1995
  Accounts receivable allow-
   ance........................      $ 11        $247       $183        $ 75
Year ended December 31, 1996
  Accounts receivable allow-
   ance........................      $ 75        $390       $358        $107
Six month period ended June 30,
 1997
  Accounts receivable allow-
   ance........................      $107        $ 22       $ --        $129

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
   1.01  Form of Underwriting Agreement.
   2.01  Purchase Agreement by and between Pullbrite, Inc., Byron L. Bertsch,
         James E. Wyant and Insync Systems, Inc.*
   3.01  Articles of Incorporation, as amended.
   3.02  Form of Amended and Restated Articles of Incorporation of Registrant
         to be in effect following completion of the Offering.*
   3.03  Bylaws, as amended.
   3.04  Form of bylaws, to be in effect following completion of the Offering.*
   4.01  Specimen of Common Stock Certificate.
   4.02  Insync Systems, Inc. Amended and Restated Registration Rights
         Agreement dated January 19, 1996.
   4.03  Insync Systems, Inc. Amended and Restated 1993 Stock Option Plan.
   4.04  1997 Stock Plan and Stock Option Agreement.
   4.05  Insync Systems, Inc. 1997 Employee Stock Purchase Plan with
         Subscription Agreement.
   4.06  Insync Systems, Inc. Profit Sharing/401(k) Plan.*
   4.07  Insync Systems, Inc. Profit Sharing/401(k) Plan Adoption Agreement and
         Summary Plan Description.*
   4.08  Series A Preferred Stock and Warrant Purchase Agreement dated as of
         January 30, 1996 and March 6, 1996.*
   4.09  Forms of Warrant to Purchase Common Stock.*
   4.10  Form of Employee and Affiliate Stock Purchase Agreement.
   4.11  Officer and Director Lockup Agreement.*
   5.01  Opinion of Wilson, Sonsini, Goodrich & Rosati, PC regarding legality of securities being registered.*
  10.01  Lease of 1463 Centre Pointe Drive, Milpitas, CA.*
  10.02  Commercial Lease Agreement of 200 C. Parker Drive, Suite 600, Austin,
         TX 78728.*
  10.03  Lease of 45437 Warm Springs Boulevard, Fremont, CA 94539.*
  10.04  Lease of 1507 Centre Point Drive, Milpitas, CA.*
  10.05  Consulting Services Agreement with Kairos.
  10.06  Master Purchase Order and Sales Agreement with Applied Materials.*
  10.07  Equity Agreement between Stanley L. Leopard and the Company.
  10.08  Blank Purchase Agreement of Lam Research; Agreement #840-0001.*
  11.01  Statement regarding computation of per share earnings.
  12.01  Statement regarding computation of ratios.*
  23.01  Independent Auditors' Consent and Report on Schedules.
  23.02  Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
         5.01).*
  24.01  Power of attorney (See page II-5).
  27.01  Financial Data Schedule.*

--------
*  To be filed by amendment.
** Pursuant to Item 601(b)(2), certain schedules and other attachments have been omitted from the indicated exhibit and which omitted items shall be furnished supplementally to the Commission upon request.
*** Attached to the Registration Statement.